Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

XYNOMIC PHARMACEUTICALS, INC.,

BISON CAPITAL ACQUISITION CORP.,

BISON CAPITAL MERGER SUB INC.,

and

Yinglin Mark Xu
solely in his capacity as the Stockholder Representative

September 12, 2018

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Article IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		23
4.01	Organization and Power	23
4.02	Authorization	24
4.03	No Violations	24
4.04	Capitalization; Subsidiaries	24
4.05	Governmental Consents, Etc.	25
4.06	Legal Proceedings	25
4.07	SEC Filings and Financial Statements	25
4.08	Absence of Certain Changes	27
4.09	Parent Trust Amount	28
4.10	Broker	29
4.11	Purpose	29
4.12	No Prior Activities	29
4.13	Solvency	29
4.14	Adequacy of Funds	29
4.15	Parent Information	29
4.16	Listing	29
4.17	Affiliate Transactions	29
4.18	Parent Contracts	30
4.19	Intellectual Property	30
4.20	Employees	30
4.21	Employee Benefits	30
4.22	Assets	30
4.23	Real Property	30
4.24	Tax Matters	31
4.25	Legal Requirements and Permits	31
4.26	Insurance	31
4.27	Opinion of Financial Advisor to the Special Committee	31
4.28	Vote Required	32
4.29	Tax-Free Reorganization	32
4.30	Investment Company	32
4.31	Minute Books	32
4.32	Absence of Certain Payments	32
4.33	Application of Takeover Provisions	32
4.34	Parent Investigations	32

Article V COVENANTS OF THE COMPANY		33
5.01	Conduct of the Business	33
5.02	Access to Books and Records	35
5.03	Company Confidentiality	35
5.04	Efforts to Consummate	36
5.05	Exclusive Dealing	36
5.06	Payoff Letters and Lien Releases	36
5.07	Stockholder Approval	37
5.08	Notification	37
5.09	Update of Financial Statements	37
5.10	Intellectual Property	37
5.11	Obtainment of Consents	37
5.12	Tax-Free Reorganization	38
5.13	Investor Questionnaires	38

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Article VI COVENANTS OF PARENT AND MERGER SUB		38
6.01	Access to Books and Records	38
6.02	Parent Confidentiality	39
6.03	Notification	39
6.04	Efforts to Consummate	39
6.05	Contact with Customers and Suppliers	39
6.06	Employee Matters	40
6.07	Tax-Free Reorganization	40

Article VII ACTIONS PRIOR TO THE CLOSING		40
7.01	The Proxy Statement and the Offer	40
7.02	Regulatory Filings	42
7.03	Shareholder Vote; Recommendation of the Parent Board	43
7.04	Parent Shareholders’ Meeting	43
7.05	Listing	44
7.06	Operations of Parent Prior to the Closing	44
7.07	No Claim Against Parent Trust	45
7.08	Exclusive Dealing	46

Article VIII CONDITIONS TO CLOSING		46
8.01	Conditions to Parent’s and Merger Sub’s Obligations	46
8.02	Conditions to the Company’s Obligations	48

Article IX INDEMNIFICATION OF OFFICERS AND DIRECTORS OF THE COMPANY		49
9.01	Indemnification of Officers and Directors of the Company	49
9.02	Indemnification by Successors and Assigns	50
9.03	Tail Policy	50

Article X INDEMNIFICATION BY COMPANY STOCKHOLDERS		50
10.01	Indemnification by Company Stockholders	50
10.02	Limitations and General Indemnification Provisions	51
10.03	Indemnification Procedures	52
10.04	Exclusive Remedy	53
10.05	NO ADDITIONAL REPRESENTATIONS; NO RELIANCE	54

Article XI TERMINATION		54
11.01	Termination	54
11.02	Effect of Termination	56
11.03	Expense Reimbursement	56

Article XII ADDITIONAL COVENANTS		57
12.01	Stockholder Representative	57
12.02	Disclosure Schedules	59
12.03	Proration of Straddle Period Taxes	60

Article XIII DEFINITIONS		60
13.01	Definitions	60
13.02	Other Definitional Provisions	76

Article XIV MISCELLANEOUS		76
14.01	Press Releases and Public Announcements	76
14.02	Expenses	76

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14.03	Transfer Taxes	76
14.04	Survival	76
14.05	Notices	77
14.06	Succession and Assignment	78
14.07	Severability	78
14.08	References	78
14.09	Construction	79
14.10	Amendment and Waiver	79
14.11	Entire Agreement	79
14.12	Third-Party Beneficiaries	79
14.13	WAIVER OF TRIAL BY JURY	79
14.14	Parent Deliveries	80
14.15	Counterparts	80
14.16	Governing Law	80
14.17	Submission to Jurisdiction; Consent to Service of Process	80
14.18	Remedies Cumulative	80
14.19	Specific Performance	80
14.20	Legal Representation by Sidley	81
14.21	Legal Representation by HTFL	82
14.22	No Recourse	82

INDEX OF EXHIBITS

Exhibit	Description
Exhibit A	Form of Certificate of Merger
Exhibit B	Form of Certificate of Incorporation of the Surviving Company
Exhibit C	Form of Bylaws of the Surviving Company
Exhibit D	Form of Exchange Agent Agreement
Exhibit E	Form of Letter of Transmittal
Exhibit F	Form of Lock-Up Agreement
Exhibit G	Form of Registration Rights Agreement
Exhibit H	Form of Escrow Agreement
Exhibit I	Form of Written Stockholder Consent
Exhibit J	Form of Stock Incentive Plan
Exhibit K	Form of Non-Competition Agreement
Exhibit L	Working Capital
Exhibit M	Form of Certificate of Incorporation of Domesticated Parent
Exhibit N	Form of Bylaws of Domesticated Parent
Exhibit O	Form of Post Closing Certificate of Incorporation of Domesticated Parent
Exhibit P	Form of Post-Closing Bylaws of Domesticated Parent

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 12, 2018 (the “date hereof”), is made by and among Xynomic Pharmaceuticals, Inc., a Delaware corporation (the “Company”), Bison Capital Acquisition Corp., a British Virgin Islands company limited by shares (which shall domesticate as a Delaware corporation prior to the Closing (as defined below)) (“Parent”), Bison Capital Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (the “Merger Sub”), and Yinglin Mark Xu (“XU”), an individual residing in Shanghai, China, solely in his capacity as the representative for the Company Stockholders pursuant to Section 12.01 (the “Stockholder Representative”). The Company, Parent, Merger Sub, and XU, solely in his capacity as and solely to the extent applicable, the Stockholder Representative, will each be referred to herein from time to time as a “Party” and, collectively, as the “Parties.” Capitalized terms used and not otherwise defined herein have the meanings set forth in Article XIII below.

WHEREAS, Parent desires to acquire one hundred percent (100%) of the issued and outstanding shares of capital stock of the Company on the terms and subject to the conditions set forth herein;

WHEREAS, at least one day prior to the Closing (as defined below) and subject to the conditions of this Agreement, Parent shall continue out of the British Virgin Islands and domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended (the “DGCL”), and Section 184 of the BVI Companies Act, and shall no longer be considered a company incorporated in the British Virgin Islands (the “Domestication”);

WHEREAS, in furtherance of the acquisition of the issued and outstanding shares of capital stock of the Company by Parent and in accordance with the terms hereof, Parent shall provide an opportunity to its Public Shareholders to have their Offering Shares redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in this Agreement and the Prospectus and the Certificate of Incorporation of Domesticated Parent, effective as of the effective time of the Domestication, the form of which is attached as Exhibit M (the “Domesticated Parent Charter”, collectively or respectively as the case may be, with the Memorandum and Articles of Association of Parent, as amended, the “Parent Governing Documents”) in conjunction with, inter alia, obtaining approval from the shareholders of Parent for the Merger (collectively with the other transactions, authorization and approvals set forth in the Proxy Statement, the “Offer”);

WHEREAS, Bison Capital Holding Company Limited (“Sponsor”) has delivered to the Company a Voting and Support Agreement, dated as of the date hereof (the “Sponsor Voting Agreement”), pursuant to which, among other things, the Persons indicated on the signature pages thereof have agreed to vote their Parent Ordinary Shares in favor of certain matters (including the Merger, the Domestication and certain other proposals of Parent set forth in its Proxy Statement), all on the terms and subject to the conditions set forth therein;

WHEREAS, each of the boards of directors of the Company, Parent and Merger Sub has (a) determined that the Merger is fair and advisable to, and in the best interests of its company and stockholders/shareholders and (b) by either unanimous written consent in lieu of meeting or unanimous vote of all the directors attending at a meeting in which a quorum is in attendance, approved and adopted this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein;

WHEREAS, each of the boards of directors of the Company, Parent and Merger Sub has determined to recommend to its stockholders/shareholders the approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger; and

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WHEREAS, the Parties desire for U.S. federal income tax purposes that the Merger qualify for the Intended Tax Treatment, that this Agreement constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and that Parent, the Company and Merger Sub will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

Article I
THE MERGER

1.01 The Merger

(a) Subject to the terms and conditions hereof, at the Effective Time, Merger Sub will merge with and into the Company (the “Merger”) in accordance with the DGCL, whereupon the separate existence of Merger Sub will cease, and the Company will be the surviving company (the “Surviving Company”).

(b) At the Closing, the Company and Merger Sub will cause a certificate of merger substantially in the form of Exhibit A attached hereto (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware and will make all other filings or recordings required by the DGCL in connection with the Merger. The Merger will become effective at such time on the Closing Date as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such other time as specified in the Certificate of Merger (the “Effective Time”).

(c) From and after the Effective Time, the Surviving Company will succeed to all the assets, rights, privileges, immunities, powers and franchises and be subject to all of the Liabilities, restrictions, disabilities and duties of the Company and Merger Sub, all as provided under the DGCL.

1.02 Effect on Capital Stock Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger:

(a) The share transfer books of the Company will be closed, and thereafter there will be no further registration of transfers of Company Stock theretofore outstanding on the records of the Company. From and after the Effective Time, the holders of the shares of Company Stock outstanding immediately prior to the Effective Time will cease to have any rights with respect thereto except as otherwise provided in this Agreement or by Law.

(b) Each share of Company Stock issued and outstanding immediately prior to the Effective Time (which excludes, in each case, Excluded Shares and Dissenting Shares, if any) will be automatically converted into the right to receive (i) the Per Share Closing Merger Consideration and (ii) the Per Share Earnout Merger Consideration.

(c) Each share of Company Stock, if any, held immediately prior to the Effective Time by the Company or Parent (collectively, the “Excluded Shares”) will be automatically canceled and no payment will be made with respect thereto.

(d) Each share of common stock of Merger Sub that is issued and outstanding immediately prior to the Effective Time will be automatically converted into and become one validly issued, fully paid and non-assessable share of common stock of the Surviving Company.

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(e) Each outstanding Company Option (whether vested or unvested) shall be assumed by Parent and automatically converted into an option to purchase Parent Ordinary Shares (each, an “Assumed Option”). Each Assumed Option will be subject to the terms and conditions set forth in the Company Stock Incentive Plan, which shall be adopted by the Company prior to the Closing and shall be assumed by Parent at the Effective Time (except any references therein to Company or Company Common Stock will instead mean Parent and Parent Ordinary Shares, respectively) and shall (i) constitute the right to acquire a number of Parent Ordinary Shares equal to (as rounded down to the nearest whole number) the product of (A) the Per Share Closing Merger Consideration, multiplied by (B) the number of shares of Company Common Stock subject to the unexercised portion of such Company Option, (ii) be subject to the same vesting schedule as the applicable Company Option, and (iii) have an exercise price per share equal to (as rounded up to the nearest whole cent) the quotient of (A) the exercise price per share of such Company Option prior to its assumption, divided by (B) the Per Share Closing Merger Consideration. The adjustments described herein shall, to the extent necessary to preserve tax-qualified attributes (in the case of incentive stock options) and exemption from Section 409A (for all options), be effected in a manner that is consistent with Sections 409A and 424(a) of the Code. Prior to the Effective Time, Parent and the Company shall adopt such resolutions as are necessary to effect the treatment of the Company Options contemplated by this Section 1.02(e). At the Effective Time, the Parent shall assume all obligations of the Company under the Company Stock Incentive Plan, each outstanding Company Option, and the agreements evidencing the grants thereof and shall administer and honor all such awards in accordance with the terms and conditions of such awards and the Company Stock Incentive Plan (subject to the adjustments required by reason of this Agreement or such other adjustments or amendments made by Parent in accordance with such terms and conditions). Following the Closing, Parent shall notify each holder of Company Options of the conversion of Company Options into Assumed Options. Parent shall take all corporate action necessary to reserve for issuance a sufficient number of Parent Ordinary Shares for delivery upon exercise of the Assumed Options to be issued for the Company Options in accordance with this Section 1.02(e).

1.03 Organizational Documents

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or the holders of any shares of capital stock of any of the foregoing, the certificate of incorporation of the Surviving Company will be amended and restated in its entirety in the form attached hereto as Exhibit B until thereafter amended, subject to Section 9.01, in accordance with the provisions thereof and the DGCL. At the Effective Time, the bylaws of the Surviving Company will be amended and restated to be in the form attached hereto as Exhibit C until thereafter amended, subject to Section 9.01, in accordance with the provisions thereof, the certificate of incorporation of the Surviving Company and the DGCL. Notwithstanding the foregoing, no such amendment to the certificate of incorporation or the bylaws of the Surviving Company will diminish the exculpation, indemnification or expense advancement or reimbursement provisions in respect of directors or officers of the Company or any other Group Company that held office as of the date hereof in respect of acts or omissions occurring prior to the Effective Time.

(b) Subject to receipt of the Parent Shareholder Approval on the Parent Proposals, on or prior to the date that is one Business Day prior to the Closing Date, without any further action on the part of the Company, Parent shall cause the Domestication to become effective, including by (i) filing with the Delaware Secretary of State a Certificate of Domestication with respect to the Domestication, in form and substance reasonably acceptable to Parent and the Company, together with the Domesticated Parent Charter, in each case in accordance with the provisions thereof and the DGCL, (ii) completing and making and procuring all those filings required to be made with the Registrar of Corporate Affairs in the British Virgin Islands under Sections 184 (3) and (4) of the BVI Business Companies Act, 2004, and (iii) obtaining a certificate of discontinuance from such Registrar of Corporate Affairs in the British Virgin Islands. At the Effective Time, the bylaws of Parent will be in the form attached hereto as Exhibit N until thereafter amended, subject to Section 9.01, in accordance with the provisions thereof, the certificate of incorporation of Parent and the DGCL. Immediately following the Closing, subject to receipt of the Parent Shareholder Approval on the Parent Proposals, Domesticated Parent will file an amended and restated certificate of incorporation of Domesticated Parent substantially in the form of Exhibit O and Domesticated Parent will adopt amended and restated bylaws of Domesticated Parent substantially in the form of Exhibit P to take effect immediately following the Closing. Parent will use commercially reasonable efforts, in accordance with applicable Law, to cause Domesticated Parent to retain the benefits of the actions and filings of Pre-Domestication Parent under the Federal Securities Laws.

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1.04 Directors and Officers

(a) From and after the Effective Time, until successors are duly elected, appointed or otherwise designated in accordance with applicable Law, the persons set forth on Schedule 1.04(a) of the Company Disclosure Letter will be the directors of the Surviving Company, and the officers of the Company at the Effective Time will be the officers of the Surviving Company, each such initial director and initial officer of the Surviving Company to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Company as in effect from and after the Effective Time, and the Surviving Company and Parent shall take any necessary actions (whether prior to, at or after the Effective Time) as shall be necessary or appropriate to effectuate or carry out the purpose of this Section 1.04(a).

(b) At or prior to the Closing, Parent shall cause its board of directors, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, to take the following actions, to be effective upon the Effective Time: (i) elect to the board of directors of Parent the persons set forth on Schedule 1.04(b) of the Parent Disclosure Letter; and (ii) appoint as the officers of Parent the persons set forth on Schedule 1.04(b) of the Parent Disclosure Letter. All of the persons serving as directors of Parent immediately prior to the Closing who are not set forth on Schedule 1.04(b) of the Parent Disclosure Letter shall resign immediately following the election of the new directors, and all of the persons serving as officers of Parent immediately prior to the Closing who are not set forth on Schedule 1.04(b) of the Parent Disclosure Letter shall resign immediately following the appointment of the new officers, all subject to compliance with Rule 14f-1 promulgated under the Exchange Act. Subject to applicable law, Parent, with the assistance of the Company, shall take all action reasonably requested by the Company, but consistent with the Parent Governing Documents, that is reasonably necessary to effect any such election or appointment of the designees of the Company to Parent’s board of directors, including mailing to Parent’s shareholders an information statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder at least 10 days prior to the Effective Time. The Company shall supply Parent all information with respect to it and its nominees, officers, directors and Affiliates required by such Section 14(f) and Rule 14f-1.

1.05 Closing Calculations Adjustment

(a) Not less than five (5) Business Days prior to the anticipated Closing Date, the Company will deliver to Parent a certificate signed by the Company CEO, solely in such capacity and not in his personal capacity (the “Closing Certificate”), setting forth (a) a preliminary consolidated balance sheet of the Group Companies as of the Reference Time, and (b) the Company’s good faith estimate of (i) Cash as of the Reference Time immediately prior to the payment of Company Transaction Expenses contemplated by Section 14.02 (the “Closing Cash”), (ii) Indebtedness as of the Reference Time, including the Payoff Amount (the “Closing Indebtedness”), (iii) Company Transaction Expenses, and (iv) Working Capital as of the Reference Time (the “Closing Working Capital”). The Closing Certificate so delivered by the Company CEO will confirm in writing that it has been prepared in good faith using the latest available financial information and will include materials showing in reasonable detail the Company’s support and computations for the amounts included in the Closing Certificate and will also include, consistent with the foregoing calculations, the Company’s determination of (1) the Closing Aggregate Merger Consideration and (2) the Per Share Closing Merger Consideration (the “Estimated Per Share Closing Merger Consideration”). Parent shall be entitled to review and make reasonable comments on the matters and amounts set forth in the Closing Certificate so delivered by the Company CEO pursuant to this Section 1.05(a). The Company will cooperate with Parent in the review of the Closing Certificate, including providing Parent and its Representatives with reasonable access to the relevant books, records and finance employees of the Company. The Company will consider in good faith Parent’s reasonable comments to the Closing Certificate; provided, that the Company shall make the final determination of the amounts set forth in the Closing Certificate to the extent there is any dispute in respect thereof.

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(b) Within 45 days after the Closing Date, James Jiayuan Tong, as representative of and on behalf of Parent (or, if Mr. Tong is unwilling or unable to act pursuant to the terms of this Agreement, another representative to be chosen by Parent upon written notice thereof to the Stockholder Representative) (the “Parent Representative”), shall prepare or cause to be prepared, at Parent’s expense, and deliver to the Stockholder Representative, together with related supporting calculations and work papers and back-up materials relating thereto (in the case of work papers and back-up materials, as reasonably requested by the Stockholder’s Representative), a written statement setting forth in reasonable detail Parent’s calculation of the Closing Aggregate Merger Consideration and the Per Share Closing Merger Consideration, together with (i) a consolidated balance sheet of the Group Companies as of the Reference Time, prepared in accordance with the Accounting Principles consistent with the preparation of the Latest Balance Sheet, and (ii) Parent’s calculations of (A) Closing Cash, (B) Closing Indebtedness, (C) Company Transaction Expenses outstanding as of the Reference Time, and (D) Closing Working Capital (such statement, together with the balance sheet referred to in clause (i) above and the calculations in clause (ii) above, being herein called the “Final Closing Certificate”). In the event the Parent Representative fails to timely deliver the Final Closing Certificate pursuant to and in accordance with the terms hereof, the Closing Certificate and all amounts reflected therein, including the Estimated Per Share Closing Merger Consideration, shall be deemed final and binding on the Parties.

(c) During the 30 day period immediately following the Stockholder Representative’s receipt of the Final Closing Certificate, the Stockholder Representative and his representatives (including his financial advisors, accountants and consultants) will be permitted to review, during normal business hours and upon reasonable notice, Parent’s books and records and the working papers related to the preparation of the Final Closing Certificate. The Final Closing Certificate (including the determinations included therein) will become final, binding and conclusive upon Parent, the Surviving Company and the Stockholder Representative (i) on the 30th day following the Stockholder Representative’s receipt thereof, unless the Stockholder Representative delivers to Parent Representative prior to such 30th day written notice of the Stockholder Representative’s disagreement (a “Dispute Notice”) with any amount or determination set forth in the Final Closing Certificate or (ii) on such earlier date as the Stockholder Representative notifies the Parent Representative in writing that it does not dispute the Final Closing Certificate. Any Dispute Notice will specify in reasonable detail the nature and dollar amount of any disagreement so asserted (collectively, the “Disputed Items”). If the Stockholder Representative timely delivers a Dispute Notice to the Parent Representative, then the determination of the Closing Aggregate Merger Consideration, Per Share Closing Merger Consideration, Closing Cash, Closing Working Capital, Closing Indebtedness, and Company Transaction Expenses will become final, binding and conclusive upon Parent, the Surviving Company and the Stockholder Representative on the first to occur of (x) the date on which the Parent Representative and the Stockholder Representative resolve in writing all differences they have with respect to the Disputed Items and (y) the date on which all of the Disputed Items that are not resolved by the Parent Representative and the Stockholder Representative in writing are finally resolved in writing by the Accounting Firm in accordance with Section 1.05(d). The Stockholder Representative shall be deemed to have agreed with any amounts and items contained in the Final Closing Certificate to the extent such amounts and items are not raised in the Dispute Notice.

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(d) During the 15 days following delivery of a Dispute Notice, the Parent Representative and the Stockholder Representative will seek in good faith to resolve in writing any differences that they have with respect to all of the Disputed Items. Unless otherwise agreed by the Parent Representative and the Stockholder Representative, any such discussions related thereto shall be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule. If the Parent Representative and the Stockholder Representative do not reach agreement on all of the Disputed Items during such 15-day period (or such longer period as they shall mutually agree), then at the end of such 15-day (or such longer period as they shall mutually agree) period the Parent Representative and the Stockholder Representative will submit all unresolved Disputed Items (collectively, the “Unresolved Items”) to BDO USA, LLP or, if such firm is unable to serve in such capacity, to such other nationally recognized independent public accountant (or, if none is available, a nationally recognized consulting or valuation firm) that is not providing (and during the preceding two year period has not provided) services to the Company or Parent or any of their Affiliates and that is mutually agreeable to the Stockholder Representative and the Parent Representative (or, if the Stockholder Representative and the Parent Representative are unable to agree on the choice of such accounting, consulting or valuation firm as applicable, then such firm will be selected by lot, after the Stockholder Representative and the Parent Representative each submits two proposed firms and then excludes one firm designated by the other party) (the firm actually retained pursuant to this sentence, the “Accounting Firm”) for resolution. The Parent Representative and the Stockholder Representative shall instruct the Accounting Firm (i) not to assign a value to any item in dispute greater than the greatest value or lower than the lowest value assigned by the Parent Representative or the Stockholder Representative, and (ii) to make a final determination (the “Final Determination”) not later than 30 calendar days following submission of the Unresolved Items to the Accounting Firm. The Accounting Firm shall set forth the Final Determination in a written opinion. The Accounting Firm shall make the Final Determination based solely on presentations by the Parent Representative and the Stockholder Representative and not on the basis of independent review. The Final Determination will be final, binding and conclusive on Parent, the Parent Representative, the Surviving Company and the Stockholder Representative with respect to the Unresolved Items effective as of the date the Accounting Firm’s written determination is received by the Parent Representative and the Stockholder Representative. The Accounting Firm’s determination shall not be subject to review or appeal, absent a showing of fraud or manifest error. The costs, fees and disbursements of the Accounting Firm shall be paid by the Surviving Company. The final judgment of the Accounting Firm may be entered into any court having jurisdiction over the issues addressed in the arbitration.

(e) Upon the determination, in accordance with Section 1.05(b), Section 1.05(c) and Section 1.05(d) above, of the Final Closing Certificate and any Final Determination made, the Per Share Closing Merger Consideration shall be recalculated using the amounts so determined pursuant to Section 1.05(c) and Section 1.05(d) above in lieu of the amounts used in the Closing Certificate. If the final Per Share Closing Merger Consideration is greater than the Estimated Per Share Closing Merger Consideration, then Parent shall promptly issue to each Company Stockholder a number of Parent Ordinary Shares (rounded down to the nearest whole share) equal to the excess of (i) the number of Parent Ordinary Shares issuable to such Company Stockholder based on the final Per Share Closing Merger Consideration over (ii) the number of Parent Ordinary Shares issued to such Company Stockholder based on the Estimated Per Share Closing Merger Consideration. If the final Per Share Closing Merger Consideration is less than the Estimated Per Share Closing Merger Consideration, then Parent and the Stockholder Representative shall promptly deliver a joint written instruction to the Escrow Agent to release to Parent from the Escrow Account the lesser of (x) the excess of (i) the total number of Parent Ordinary Shares issued to the Company Stockholders based on the Estimated Per Share Closing Merger Consideration over (ii) the total number of Parent Ordinary Shares issuable to the Company based on the final Per Share Closing Merger Consideration (such excess, the “Return Amount”), and (y) the total number of Escrow Shares, it being understood and agreed that Parent’s sole recourse with respect to the Return Amount shall be the Escrow Shares.

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1.06 Dissenting Shares If applicable, and to the extent available under Section 262 of the DGCL, any share of capital stock of the Company that is issued and outstanding immediately prior to the Effective Time and that is held by a Company Stockholder who did not consent to or vote (by a valid and enforceable proxy or otherwise) in favor of the approval of this Agreement, or execute an enforceable waiver of appraisal rights to the extent permitted by applicable Law, which Company Stockholder complies with all of the provisions of the DGCL relevant to the exercise and perfection of appraisal rights (such share being a “Dissenting Share,” and such Company Stockholder being a “Dissenting Stockholder”), will not be converted into the right to receive the consideration to which the Dissenting Stockholder would be entitled pursuant to Section 1.02, but rather will be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Share pursuant to Section 262 of the DGCL. If any Dissenting Stockholder fails to perfect such Company Stockholder’s dissenters’ rights under the DGCL or effectively withdraws or otherwise loses such rights with respect to any Dissenting Shares, such Dissenting Shares will thereupon automatically be converted into the right to receive the consideration referred to in Section 1.02, subject to the payment procedures set forth in Section 1.07 and Section 1.08 and will no longer be Dissenting Shares for purposes of this Agreement. Notwithstanding anything to the contrary contained in this Agreement, if the Merger is rescinded or abandoned, then the right of a Company Stockholder to be paid the fair value of such holder’s Dissenting Shares pursuant to Section 262 of the DGCL will cease. At the Effective Time, any Dissenting Stockholder shall cease to have any rights with respect to any Dissenting Shares, except the rights provided in Section 262 of the DGCL. The Company will not voluntarily make any payment with respect to any demand for appraisal with respect to any Dissenting Shares without the prior written consent of Parent (which consent may or may not be given in the sole and absolute discretion of Parent).

1.07 Withholding Notwithstanding any provision contained herein to the contrary, each of Parent and the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable to any holder of Company Stock pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of Code, or under any provision of state, local or foreign Tax Law; provided that no withholding will be made if Parent or the Exchange Agent, as applicable, receives a properly completed Internal Revenue Service Form W-8 or W-9 from the applicable recipient. Any amount properly deducted or withheld pursuant to this Section 1.07 will be treated for all purposes of this Agreement as having been paid to such Person in respect of such deduction and withholding. At least five (5) Business Days prior to the Closing, Parent or the Exchange agent, as applicable, will (a) notify the Stockholder Representative and the Company Stockholders of any anticipated withholding, (b) consult with the Stockholder Representative in good faith to determine whether such deduction and withholding is required and (c) cooperate with the Stockholder Representative and the Company Stockholders to minimize the amount of any applicable withholding. Each of Parent and the Exchange Agent will pay, or will cause to be paid, all amounts so deducted or withheld to the appropriate taxing authority within the period required under applicable Law.

1.08 Payment Methodology

(a) Prior to the Effective Time, Parent and the Exchange Agent will enter into an exchange agent agreement substantially in the form of Exhibit D attached hereto (the “Exchange Agent Agreement”), and at or prior to the Effective Time, Parent shall make available to the Exchange Agent the Merger Consideration Shares to be paid in respect of the Company Stock pursuant to Section 1.08(b).

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(b) After the Closing, promptly following delivery by a Company Stockholder (other than any Person who was a record holder of Excluded Shares or Dissenting Shares immediately prior to the Effective Time, solely with respect to such Excluded Shares or Dissenting Shares) to the Exchange Agent of a duly completed and executed letter of transmittal and certificates representing shares of Company Stock, along with a properly completed Internal Revenue Service Form W-9 (or if applicable, the appropriate Internal Revenue Service Form W-8 or Form W-8BEN), substantially in the form of Exhibit E attached hereto (a “Letter of Transmittal”), subject to the satisfaction of any other conditions to be met as set forth in the Letter of Transmittal, Parent will promptly issue to such Company Stockholder (and Parent will direct the Exchange Agent to take all necessary action to record and effect the same) the number of Parent Ordinary Shares equal to the Estimated Per Share Closing Merger Consideration multiplied by the number of shares of Company Stock held of record by such Company Stockholder (less such Company Stockholder’s Pro Rata Share of the Escrow Shares) immediately prior to the Effective Time. Any portion of the Closing Parent Share Consideration remaining unclaimed by the Company Stockholders three (3) years after the Closing Date (or if earlier, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity) will become, to the extent permitted by applicable Law, the property of the Surviving Company free and clear of any claims or interest of any Person previously entitled thereto.

(c) With respect to the Earnout Parent Share Consideration, promptly following the determination that the Earnout Parent Share Consideration is payable pursuant to Annex I hereto, Parent will (i) cause to be transferred to the Exchange Agent from the Earnout Escrow Account pursuant to Section 1.10(c) the Earnout Parent Share Consideration (less the Earnout Escrow Shares) and (ii) cause the Exchange Agent to disburse to each Company Stockholder (other than any Person who was a record holder of Excluded Shares or Dissenting Shares immediately prior to the Effective Time) that has delivered a duly executed and completed Letter of Transmittal, the number of Parent Ordinary Shares equal to the Per Share Earnout Merger Consideration (less each such Company Stockholder’s Pro Rata Share of the Earnout Escrow Shares) multiplied by the number of shares of Company Stock held of record by such Company Stockholder immediately prior to the Effective Time (and Parent and the Stockholder Representative will deliver such instructions to the Escrow Agent and the Exchange Agent as are necessary to effect the same, and will direct the Exchange Agent to take all necessary action to record and effect the same). Any portion of the Earnout Parent Share Consideration (to the extent payable pursuant to this Agreement and Annex I hereto) remaining unclaimed by the Company Stockholders three (3) years after the date after the applicable Parent Ordinary Shares are required to be released from the Earnout Escrow Account pursuant to Annex I hereto (or if earlier, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity) will become, to the extent permitted by applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(d) Subject to Section 1.10(a), any Merger Consideration Share that is to be issued to a Company Stockholder under this Agreement will be issued directly to such Company Stockholder of record in accordance with the instructions specified by such holder in its Letter of Transmittal. In no event shall any fractional shares of Merger Consideration Shares be issued under this Agreement (with any fractional share that would otherwise be issued rounded to the nearest whole share; provided, however, that in the event such rounding to the nearest whole share would result in the aggregate number of Parent Ordinary Shares being issued to the Company Stockholders under this Agreement being greater or less than the aggregate number of Parent Ordinary Shares equal to the Merger Consideration Shares, then one or more fractional shares that may otherwise be issued to one or more Company Stockholders may be rounded as necessary using such alternative rounding methodology as mutually agreed upon between the Stockholder Representative and Parent to result in the aggregate number of Parent Ordinary Shares being issued to the Company Stockholders under this Agreement being equal to the Merger Consideration Shares). If any portion of the Merger Consideration Shares is to be issued to a Person other than the Person in whose name the relevant Company Stock were registered immediately prior to the Effective Time, it shall be a condition to such delivery that (i) the transfer of such Company Stock shall have been permitted in accordance with the terms of the Company Governing Documents, as in effect immediately prior to the Effective Time, (ii) such Company Stock certificate shall be properly endorsed or shall otherwise be in proper form for transfer and, (iii) the recipient of such portion of the Merger Consideration Shares, or the Person in whose name such portion of the Merger Consideration Shares are issued, shall have already executed and delivered counterparts to the Lock-Up Agreement in substantially the form attached hereto as Exhibit F (the “Lock-Up Agreement”), Registration Rights Agreement in substantially the formed attached hereto as Exhibit G (the “Registration Rights Agreement”), and such other documents as are reasonably deemed necessary by the Surviving Company or Parent and (iv) the Person requesting such delivery shall pay to the Parent any transfer or other Taxes required as a result of such delivery to a Person other than the registered holder of such Company Stock Certificate or establish to the satisfaction of the Surviving Company and Parent that such Tax has been paid or is not payable.

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(e) None of Parent, the Exchange Agent, the Surviving Company nor their Affiliates will be liable to any Company Stockholder for any Merger Consideration Shares paid to any public official pursuant to applicable abandoned property, escheat or similar Laws.

1.09 Accredited or Sophisticated Investors or Regulation S Investors Notwithstanding anything in this Agreement to the contrary, Parent shall not be obligated to issue Parent Ordinary Shares to any Company Stockholder that is not (a) a Confirmed Accredited Investor or (b) a Regulation S Investor.

1.10 Escrow and Earnout Parent Share Consideration

(a) At or prior to the Closing, Parent, the Stockholder Representative and an escrow agent mutually acceptable to Parent and the Company, acting reasonably (the “Escrow Agent”), shall enter into an Escrow Agreement, effective as of the Effective Time, substantially in the form attached hereto as Exhibit H (the “Escrow Agreement”), pursuant to which Parent shall deposit with the Escrow Agent at the Closing three percent (3%) of the Closing Parent Share Consideration that would otherwise be issued to the Company Stockholders in the Merger (together with any Earnout Escrow Shares and any equity securities into which such Closing Parent Share Consideration or Earnout Escrow Shares are exchanged or converted (including pursuant to the Domestication), the “Escrow Shares”) to be held by the Escrow Agent in a segregated escrow account (the “Escrow Account”) and disbursed therefrom in accordance with the terms the Escrow Agreement. The Escrow Shares to be deposited in the Escrow Account shall be issued in the name of the Company Stockholders who would otherwise have received those shares in the Merger (in restricted book entry form). The Escrow Shares will appear as issued and outstanding on Parent’s balance sheet and will be legally outstanding under the DGCL. Any dividends, distributions or other income paid on or otherwise accruing to any Escrow Shares shall be distributed by the Escrow Agent to the Stockholder Representative for payment to the Company Stockholders on a current basis. While the Escrow Shares are held in the Escrow Account, each Company Stockholder shall be entitled to vote all Escrow Shares that have been issued in such Company Stockholder’s name. Any Escrow Shares that are disbursed from the Escrow Account to any Person in accordance with this Agreement and the Escrow Agreement shall be transferred by the Escrow Agent to such Person from the Escrow Account. The Escrow Shares shall serve as security for, and the exclusive source of payment of, Parent’s indemnity rights pursuant to Article X and any excess of the Estimated Per Share Closing Merger Consideration over the final Per Share Closing Merger Consideration as provided in Section 1.05. Unless otherwise required by Law, all distributions made from the Escrow Account shall be treated by the Parties as an adjustment to the Closing Parent Share Consideration received by the Company Stockholders pursuant to Article I hereof. For U.S. federal, state and local income tax purposes and foreign tax purposes, the Parties shall treat the Escrow Shares, and all dividends, earnings or income, if any, earned with respect to the Escrow Shares while held by the Escrow Agent, as owned by the Company Stockholders until such time as it is released.

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(b) No claim for indemnification may be made against the Escrow Shares after the date which is eighteen (18) months after the Closing Date (the “Expiration Date”); provided, however, that if prior to the Expiration Date, Parent notifies the Escrow Agent and the Stockholder Representative in writing that all or a portion of the Escrow Shares are subject to indemnification claims made in accordance with Article X hereof on or prior to the Expiration Date that remain unresolved at the time of the Expiration Date (“Pending Claims”), the portion of the Escrow Shares subject to such Pending Claims (as determined based on the amount of the indemnification claim included in the Claim Notice provided by Parent under Article X and the Parent Share Price as of the Expiration Date) shall remain in the Escrow Account until such time as such Pending Claim shall have been finally resolved pursuant to the provisions of Article X. On the first Business Day following the Expiration Date, any Escrow Shares remaining in the Escrow Account that are not subject to Pending Claims, if any, and not subject to resolved but unpaid claims in favor of an Indemnified Party, shall be transferred by the Escrow Agent to the Company Stockholders that have previously delivered the Letters of Transmittal to Parent in accordance with Section 1.08, with each such Company Stockholder receiving its Pro Rata Share of such Escrow Shares in accordance with the Escrow Agreement. If at any time after the Expiration Date the value of the Escrow Shares then held by the Escrow Agent (based on the Parent Share Price as of the Expiration Date) exceeds the sum of any amounts subject to the Pending Claims or resolved but unpaid claims in favor of an Indemnified Party, Parent and the Stockholder’s Representative shall promptly execute and deliver a certificate requesting the Escrow Agent to deliver such excess amount to the Company Stockholders as provided in the previous sentence.

(c) At the Closing, Parent shall deposit with the Escrow Agent the Earnout Parent Share Consideration to be held by the Escrow Agent in a segregated escrow account (the “Earnout Escrow Account”) and disbursed therefrom in accordance with the terms of this Agreement and the Escrow Agreement. The Earnout Parent Share Consideration to be deposited in the Earnout Escrow Account shall be issued, on the basis of the Per Share Earnout Merger Consideration allocable to each Company Stockholder pursuant to Section 1.08(c), in the name of the Company Stockholders who would receive the Earnout Parent Share Consideration pursuant to Section 1.08(c) (in restricted book entry form). The Earnout Parent Share Consideration will appear as issued and outstanding on Parent’s balance sheet and will be legally outstanding under the DGCL. Any dividends, distributions or other income paid on or otherwise accruing to the Earnout Parent Share Consideration shall be distributed by the Escrow Agent to the Stockholder Representative for payment to the Company Stockholders on a current basis. While the Earnout Escrow Shares are held in the Earnout Escrow Account, each Company Stockholder shall be entitled to vote all Earnout Escrow Shares that have been issued in such Company Stockholder’s name. Promptly following the determination that the Earnout Parent Share Consideration is payable pursuant to Annex I hereto, the Earnout Parent Share Consideration shall be transferred by the Escrow Agent from the Earnout Escrow Account to the Exchange Agent, for further distribution to the Company Stockholders in accordance with Section 1.08(c) and the Exchange Agent Agreement; provided, that three percent (3%) of the Earnout Parent Share Consideration shall be deposited by the Escrow Agent in the Escrow Account (the “Earnout Escrow Shares”) as additional Escrow Shares to be held by the Escrow Agent in accordance with Section 1.10(a) and the Escrow Agreement (and Parent and the Stockholder Representative will deliver such instructions to the Escrow Agent and the Exchange Agent as are necessary to effect the same). If the Earnout Parent Share Consideration does not become payable within the time period provided therefor in Annex I hereto, Parent and the Stockholder Representative will jointly instruct the Escrow Agent to transfer the Earnout Parent Share Consideration from the Earnout Escrow Account to Parent and Parent shall cancel all shares constituting the Earnout Parent Share Consideration. For U.S. federal, state and local income tax purposes and foreign tax purposes, the Parties shall treat the Earnout Parent Share Consideration, and all dividends earnings or income, if any, earned with respect to the Earnout Parent Share Consideration while held by the Escrow Agent, as owned by the Company Stockholders until such time as it is released.

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Article II
THE CLOSING

2.01 The Closing The closing of the Merger (the “Closing”) will take place at the offices of Hunter Taubman Fischer & Li, LLC, 1450 Broadway, 26th Floor, New York, New York 10010, at 10:00 a.m. local time on the second Business Day following full satisfaction or due waiver of all of the closing conditions set forth in Article VIII hereof (other than those to be satisfied at the Closing itself, but subject to the satisfaction or waiver of such conditions) or on such other date and/or time as is mutually agreed to in writing by Parent and the Stockholder Representative. The date on which the Closing actually occurs is referred to herein as the “Closing Date”.

2.02 The Closing Transactions Subject to the terms and conditions set forth in this Agreement, on the Closing Date:

(a) the Company and Merger Sub will cause the Certificate of Merger to be executed and filed with the Secretary of State of the State of Delaware;

(b) in accordance with the Payoff Letter, Parent will repay, or cause to be repaid, on behalf of the Group Companies, the Payoff Amount by wire transfer of immediately available funds to the account(s) designated in the Payoff Letter;

(c) Parent will pay, or cause to be paid, on behalf of the Company, the unpaid Company Transaction Expenses included in the Closing Certificate by wire transfer of immediately available funds as directed by the Stockholder Representative; and

(d) Parent and the Company will make such other deliveries as are required by Article VIII hereof.

Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

As of the date of this Agreement and as of the Closing Date (except as otherwise indicated), except as set forth in the disclosure letter to this Agreement delivered to Parent and Merger Sub by the Company on the date of this Agreement (the “Company Disclosure Letter”) (each section of which, subject to Section 12.02, qualifies the correspondingly numbered and lettered representations in this Article III), the Company hereby represents and warrants to Parent as follows in this Article III:

3.01 Existence and Good Standing

(a) Each of the Group Companies is duly organized, validly existing and, to the extent applicable in the respective jurisdiction, in good standing under the Laws of the jurisdiction in which it is incorporated or organized. Each of the Group Companies has all requisite corporate power and authority to own, lease and operate the properties and assets it owns, leases and operates and to carry on its business as such business is conducted, as of the date hereof.

(b) Each of the Group Companies is qualified to do business as a foreign entity in each jurisdiction in which its ownership of property or the conduct of business as now conducted requires it to qualify, except where failure to be so duly qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has made available to Parent an accurate and complete copy of each Governing Document of each Group Company, in each case, as in effect as of the date of this Agreement. Such Governing Documents are in full force and effect.

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3.02 Authority; Enforceability. The Company has the full corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, and to perform its obligations under this Agreement and the other Transaction Documents to which it is a party, subject (in the case of performance) to obtaining the Written Stockholder Consent. The execution, delivery and performance of this Agreement and the other Transaction Documents to which the Company is a party have been duly and validly authorized by all required corporate action on behalf of the Company, subject to obtaining the Written Stockholder Consent. This Agreement and each of the other Transaction Documents to which the Company is a party (or will be a party at the Closing) constitutes (or will constitute) the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other legal requirements relating to or affecting creditors’ rights generally or by equitable principles (regardless of whether enforcement is sought at law or in equity).

3.03 No Violations. Except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) receipt of the Written Stockholder Consent, (iii) compliance with and filings under the HSR Act, and (iv) any violation, conflict, breach or default resulting solely from Parent or Merger Sub being party to the transactions contemplated hereby, the execution and delivery of this Agreement by the Company and the execution and delivery of the other Transaction Documents to which the Company is a party does not and will not, and the performance and compliance with the terms and conditions hereof and thereof by the Company and the consummation of the transactions contemplated hereby and thereby by the Company will not (with or without notice or passage of time, or both):

(a) violate, conflict with, result in a breach or constitute a default under any of the provisions of the certificates of incorporation or bylaws (or equivalent organizational documents) of any Group Company; or

(b) (i) violate or conflict with any provision of, (ii) cause a default under, or (iii) give rise to, or result in, a right of termination, cancellation, or acceleration of any obligation under any Legal Requirement applicable to a Group Company, except in each case as would not reasonably be expected to have a Material Adverse Effect.

3.04 Capitalization; Subsidiaries.

(a) The total number of shares of stock which the Company has authority to issue is 190,481,101 shares of capital stock, classified as (i) 149,617,121 shares of Company Common Stock, and (ii) 40,863,980 shares of Preferred Stock, $0.0001 par value per share (“Company Preferred Stock”); of which, as of the date hereof (A) 23,435,379 shares are designated as Series Angel Preferred Stock, all of which are issued and outstanding, (B) 12,147,500 shares are designated as Series A Preferred Stock (“Company Series A Preferred Stock”), all of which are issued and outstanding, and (C) 5,281,101 shares are designated as Series B Preferred Stock (“Company Series B Preferred Stock”), all of which are issued and outstanding. As of the date hereof, no shares of Company Common Stock or Company Preferred Stock are held as treasury shares. All the outstanding shares of capital stock of the Company have been duly and validly issued and are fully paid and non-assessable, and were issued in accordance with the registration or qualification requirements of the Securities Act, and any relevant state securities Laws or pursuant to valid exemptions therefrom.

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(b) Schedule 3.04 of the Company Disclosure Letter accurately sets forth the name and place of incorporation or formation of each Subsidiary of the Company as of the date hereof. As of the date hereof, each such Subsidiary is directly or indirectly wholly owned by the Company. Each Group Company’s issued and outstanding shares of capital stock, nominal share capital or other equity securities have been, to the extent applicable, duly authorized and validly issued and are fully paid and non-assessable. Except as set forth in Schedule 3.04 of the Company Disclosure Letter, as of the date hereof, each Group Company has not granted any outstanding options, share appreciation rights, warrants, rights or other securities convertible into or exchangeable or exercisable for Company Common Stock. Except as set forth in Schedule 3.04 of the Company Disclosure Letter, there are no agreements requiring any Group Company to issue, purchase, redeem or otherwise acquire, or transfer, sell or otherwise dispose of any shares of capital stock or other securities of any Group Company, including any options, subscriptions, rights, warrants, calls or other similar commitments or agreements relating thereto, or any share appreciation rights or securities convertible into or exchangeable or exercisable for Company Common Stock, or any commitments or agreements the value of which is determined by reference to the Company Common Stock. Except as set forth in Schedule 3.04 of the Company Disclosure Letter, to the Knowledge of the Company, no shares of capital stock or other securities of any Group Company, are subject to any proxies, voting agreements, voting trusts or other similar arrangements which affect the rights of holder(s) to vote such securities, nor are any stockholder agreements, buy-sell agreements, restricted stock purchase agreements, Company Preferred Stock purchase agreements, warrant purchase agreements, stock issuance agreements, stock option agreements, rights of first refusal or other similar agreements, in each case, to which the Company is a party, existing as of the date hereof with respect to such securities which in any manner would affect the title of any holder(s) to such securities or the rights of any holder(s) to sell the same free and clear of all Liens.

3.05 Financial Statements and Other Financial Matters; No Undisclosed Liabilities.

(a) Set forth in Schedule 3.05 of the Company Disclosure Letter are the following financial statements (collectively with any Monthly Financial Statements or Annual Financial Statements which the Company has delivered as of the date hereof or as of the Closing, as applicable, pursuant to Section 5.09, the “Company Financial Statements”):

(i) the unaudited unconsolidated balance sheet of each of the Group Companies as of June 30, 2018 (such balance sheets collectively, the “Latest Balance Sheet” and such date, the “Latest Balance Sheet Date”), and the related unaudited unconsolidated statement of comprehensive income (loss) for the six-month period then ended (such statements of operations collectively, the “Latest Statement of Operations”); and

(ii) the audited, consolidated balance sheets of the Group Companies as of December 31, 2017 and December 31, 2016 and the related consolidated statements of loss, changes in deficit and cash flows for the period August 24, 2016 to December 31, 2016 and the year ended December 31, 2017.

(b) The Company Financial Statements have been prepared on a consistent basis with the Company’s past practices, and fairly present the financial condition and results of operations of the Group Companies on a consolidated or unconsolidated, as applicable, basis at the respective dates and for the respective periods described above, all in accordance with GAAP, except as noted therein. Since December 31, 2017, no Group Company has changed its accounting policies, principles, methods or practices in any material respect, and all of such policies, principles, methods and practices are in accordance with GAAP.

(c) Since the Latest Balance Sheet Date, none of the Group Companies has incurred any obligation or liability (whether accrued, absolute, contingent or otherwise) of the type required to be reflected on a consolidated balance sheet prepared in accordance with GAAP applied on a basis consistent with the Latest Balance Sheet, other than any such liabilities or obligations (i) incurred in the Ordinary Course of Business since the Latest Balance Sheet Date, (ii) that are described in Schedule 3.05 of the Company Disclosure Letter, (iii) incurred in connection with the transactions contemplated by this Agreement, (iv) for performance of obligations of any Group Company under the Material Contracts, or (v) otherwise disclosed in the Company Financial Statements, this Agreement or the Company Disclosure Letter.

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(d) Except as set forth in Schedule 3.05 of the Company Disclosure Letter, none of the Group Companies has any Indebtedness outstanding as of the date hereof.

3.06 Absence of Certain Changes. During the period from the Latest Balance Sheet Date to the date hereof, except as set forth in Schedule 3.06 of the Company Disclosure Letter, each Group Company has conducted its business in the ordinary course substantially consistent with past practices and:

(a) there has not been a Material Adverse Effect;

(b) none of the Group Companies has declared, set aside or paid any dividend or other distribution or payment in respect of its securities other than intercompany distributions;

(c) none of the Group Companies has sold, assigned, transferred, conveyed, leased or otherwise disposed of any material portion of its assets or incurred any Indebtedness, except in the Ordinary Course of Business;

(d) none of the Group Companies has made any loans, advances, or capital contributions to, or investments in, any Person other than another Group Company;

(e) none of the Group Companies has (i) increased the base salary or base wages payable to any of its officers or employees other than increases made in the Ordinary Course of Business, (ii) increased severance obligations payable to any of its officers or employees or (iii) made or committed to make any bonus payment to any of its employees or agents other than payments or arrangements in the Ordinary Course of Business;

(f) none of the Group Companies has acquired by merger, consolidation or otherwise any business of any Person or division thereof;

(g) except as set forth on Schedule 3.11 of the Company Disclosure Letter, there has not been any casualty event that has resulted in or is reasonably likely to result in a loss in excess of $500,000, whether or not covered by insurance;

(h) there has not been any material change by any of the Group Companies in accounting or Tax reporting principles, methods or policies;

(i) none of the Group Companies has made or rescinded any material election relating to Taxes, settled or compromised any material Claim relating to Taxes, or amended any material Tax Return;

(j) none of the Group Companies has settled any material Legal Proceedings; and

(k) none of the Group Companies has agreed or committed, whether orally or in writing, to do any of the foregoing.

3.07 Real Property.

(a) None of the Group Companies owns any real property.

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(b) Schedule 3.07(b) of the Company Disclosure Letter lists all real property in which any of the Group Companies owns a leasehold interest as of the date hereof (the “Leased Real Property”) and a complete list of the Real Property Leases applicable thereto. A true and complete copy of each of the written Real Property Leases, as in effect as of the date hereof, has been delivered to Parent and none of the written Real Property Leases has been modified in any respect, except to the extent that such modifications are disclosed by the copies delivered to Parent. The title in and to the leasehold interests in the Leased Real Property of each of the Group Companies is free and clear of Liens, except for Permitted Liens. Each of the Real Property Leases is in full force and effect and the Group Companies hold valid and existing leasehold interests thereunder as of the date hereof. Other than assignments or security interests that have been or will be terminated and released on or prior to the Closing Date, no Group Company has previously assigned its interest or granted any other security interest in any of the Real Property Leases.

(c) The Leased Real Property constitutes all of the material real property used as of the date hereof in the conduct of the business as conducted by the Group Companies as of the date hereof.

3.08 Tax Matters. Except as would not reasonably be expected to have a Material Adverse Effect:

(a) each of the Group Companies has timely filed (taking into account all applicable extensions) all Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it and all such Tax Returns are true, correct, and complete in all respects;

(b) all Taxes of the Group Companies (whether or not shown on any Tax Returns) that are due have been fully and timely paid;

(c) each of the Group Companies has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party;

(d) there are no Liens for Taxes (except Taxes not yet due and payable) on any of the assets of the Group Companies;

(e) there are no pending or threatened in writing disputes, claims, audits, examinations or other proceedings regarding any material Taxes of the Group Companies or the assets of the Group Companies; and

(f) no deficiency with respect to a material amount of Taxes has been proposed, asserted or assessed against the Group Companies.

Notwithstanding any other provision in this Agreement, the representations and warranties in this Section 3.08, Section 3.13 and Section 3.27 are the only representations and warranties in this Agreement with respect to the Tax matters of the Group Companies and no representation or warranty is given and no indemnity shall be owed under this Agreement with respect to any taxable period (or part thereof) that begins after the Closing Date.

3.09 Contracts.

(a) Schedule 3.09(a) of the Company Disclosure Letter sets forth a correct and complete list of the following contracts to which any of the Group Companies is a party or bound as of the date hereof, other than those that have terminated or have been fully performed in accordance with their terms, or are Company Employee Benefit Plans, or that have no material, continuing rights or obligations thereunder (each, as amended to date, a “Material Contract”):

(i) each lease or agreement under which the Company is lessee of, or holds or operates any personal property owned by any other party, for which the annual rental exceeds $200,000 (excluding the Real Property Leases);

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(ii) each contract (other than those entered into by the Group Companies in the Ordinary Course of Business and contracts that can be terminated on not more than 90 days’ notice) that involves future payments, performance or services to or by any of the Group Companies of any amount or value reasonably expected to exceed $500,000 in the 2018 calendar year or $1,000,000 in the aggregate;

(iii) each contract by which any Intellectual Property is licensed to or licensed from any of the Group Companies and that involves annual individual license or maintenance fees in excess of $200,000, other than pursuant to licenses to a Group Company with respect to off-the-shelf or other unmodified commercially available software, including software licensed under “click-wrap” or “shrink-wrap” agreements;

(iv) each material joint venture, partnership, strategic alliance or licensing arrangement (other than licenses of Intellectual Property) with a third party involving the sharing of profits of any of the Group Companies with such third party;

(v) each contract that prohibits any Group Company from competing in the business of the Group Companies as conducted as of the date hereof or in any geographic area or that restricts any Group Company’s ability to solicit or hire any person as an employee;

(vi) each contract with any director, officer, employee or equity holder of any Group Company (other than contracts relating to any person’s employment with a Group Company);

(vii) each contract under which any Group Company has made advances or loans to another Person, other than to another Group Company or with respect to employee advances for business expenses in the Ordinary Course of Business;

(viii) each contract relating to the incurrence, assumption or guarantee by any Group Company of any Indebtedness under which the principal amount outstanding thereunder payable by any Group Company is greater than $200,000, other than contracts solely between or among the Group Companies;

(ix) each contract with any labor union or collective bargaining association representing any employee of a Group Company; and

(x) each contract for the sale of any material assets of a Group Company other than in the Ordinary Course of Business or for the grant to any Person of any preferential purchase rights to purchase any of its material assets.

(b) With respect to each Material Contract, and except as set forth in Schedule 3.09(b) of the Company Disclosure Letter, as of the date hereof (i) such Material Contract is the legal and valid obligation of the Group Company party thereto, and, to the Knowledge of the Company, of each other party thereto, enforceable against each of the Group Companies and, to the Knowledge of the Company, each other party thereto, in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other legal requirements relating to or affecting creditors’ rights generally or by equitable principles (regardless of whether enforcement is sought at law or in equity), (ii) no Group Company has given a written notice of its intent to terminate, materially modify, materially amend or otherwise materially alter the terms and conditions of any Material Contract or has received any written claim of default under any Material Contract, other than defaults that have been cured or waived in writing or would not reasonably be expected to have a Material Adverse Effect, and (iii) neither any Group Company thereto nor, to the Company’s Knowledge, any other party to any Material Contract is in material breach of or in material default under any Material Contract. The Company has furnished or made available to Parent true and complete copies of all Material Contracts, including any amendments to such Material Contracts.

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3.10 Intellectual Property.

(a) Schedule 3.10 of the Company Disclosure Letter sets forth a true and complete list of all registrations and all applications for registration of Intellectual Property that is necessary for the Group Company’s business or operations and which is material to the business, that is owned by any Group Company, and all registrations and registration applications that are in the name of a Group Company. All Intellectual Property listed on Schedule 3.10 of the Company Disclosure Letter is subsisting and to the Knowledge of the Company is valid and enforceable and owned free and clear of any liens other than Permitted Liens. The Group Companies own or have valid rights to use all Intellectual Property that is material to the operations of the business as conducted as of the date hereof.

(b) Except as set forth on Schedule 3.10 of the Company Disclosure Letter, as of the date hereof no Group Company has received any written notice of any violation or infringement of any asserted rights of any other Person, or invalidity of any Intellectual Property of the Group Companies with respect to any Intellectual Property of any other Person, nor, to the Knowledge of the Company, is any Group Company in violation or infringement of any Intellectual Property of any other Person. Except as set forth on Schedule 3.10 of the Company Disclosure Letter, to the Knowledge of the Company, no third party is infringing, in any material respect, any of the Intellectual Property of the Group Companies.

(c) Except as set forth on Schedule 3.10 of the Company Disclosure Letter, the Group Companies have the right to use, execute, reproduce, display, perform, modify, enhance, distribute, prepare derivative works of and sublicense, without payment to any other Person, all of the Intellectual Property owned or purported to be owned by the Group Companies.

(d) Except as set forth on Schedule 3.10 of the Company Disclosure Letter, the Group Companies do not use, and have not used, in the case of the Company’s Subsidiaries, since the date on which they were acquired by the Company, any Open Source Software in a manner that (i) requires any Intellectual Property owned or purported to be owned by the Group Companies to be distributed in source code form or otherwise disclosed; or (ii) restricts the consideration to be charged for the distribution of any Intellectual Property owned or purported to be owned by the Group Companies. To the Knowledge of the Company, none of the Intellectual Property owned or purported to be owned by the Group Companies contains any virus, computer instructions, circuitry, or other technological means intended by any Group Company to disrupt, damage or interfere with operations of applicable software. If software that is material to the operation of the business has been created by and is owned by the Group Companies, the name of the program and purpose is indicated on Schedule 3.10 of the Company Disclosure Letter.

(e) Except as set forth on Schedule 3.10 of the Company Disclosure Letter, each of the employees, agents, consultants or contractors of the Group Companies who have contributed to or participated in the discovery, creation or development of any material Intellectual Property on behalf of the Group Companies (“Personnel”) (i) has assigned to the Company, or is under a valid obligation to assign to the Group Companies by contract or otherwise, all right, title and interest in such Intellectual Property, or (ii) is a party to a valid “work for hire” agreement under which the Group Companies are deemed to be the original author/owner of all subject matter included in such Intellectual Property; or (iii) to the extent the Personnel do not have the ability to take any of the actions described in the foregoing clauses (i) or (ii), has granted to the Group Companies a license or other legally enforceable right granting the Group Companies perpetual, unrestricted and royalty-free rights to use such Intellectual Property.

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(f) To the Knowledge of the Company, each of the Group Companies has taken commercially reasonable measures to maintain and protect the secrecy, confidentiality and value of the Trade Secrets of such Group Company. To the Knowledge of the Company, no unauthorized disclosure of any such Trade Secret has been made as of the date hereof.

(g) Subject to any necessary notices and consents, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby will not result in the forfeiture, cancellation, termination or other material impairment of, or give rise to any right of any Person to cancel, terminate or otherwise impair the right of the Group Companies to own or use or otherwise exercise any other rights that the Group Companies currently have with respect to any Intellectual Property that is, individually or in the aggregate, material to the Group Companies.

3.11 Legal Proceedings; Orders. Except as set forth in Schedule 3.11 of the Company Disclosure Letter, as of the date hereof, there are no Legal Proceedings pending and, to the Knowledge of the Company, there are no Legal Proceeding threatened in writing, against any of the Group Companies other than any such Legal Proceeding that does not involve an amount in controversy in excess of $100,000 and does not seek material injunctive or other material non-monetary relief. Except as set forth in Schedule 3.11 of the Company Disclosure Letter, there is no Order outstanding as of the date hereopf (whether rendered by a Governmental Entity or by arbitration) against any Group Company or by which any Group Company is bound that involves an unsatisfied monetary obligation in excess of $100,000 or would reasonably be expected to have a Material Adverse Effect; provided that the representation in this sentence is not intended to cover Permits (which are covered in Section 3.16).

3.12 Consents. No approval, consent, waiver or authorization of, no Order or filing with, and no notice to, any Governmental Entity or any counterparty to a Material Contract or Real Property Lease is or will be required to be obtained or made by or on behalf of any Group Company in connection with the execution, delivery or performance of this Agreement or the consummation of the Merger, except (a) for those set forth in Schedule 3.12 of the Company Disclosure Letter, (b) for the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), (c) for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and (d) for a non-material approval, consent, waiver, authorization, filing or notice.

3.13 Employee Benefit Plans.

(a) Schedule 3.13(a) of the Company Disclosure Letter sets forth a correct and complete list of all material Company Employee Benefit Plans as of the date hereof.

(b) There has been made available to Parent, with respect to each material Company Employee Benefit Plan in effect as of the date hereof, the following, to the extent applicable: (i) a copy of each current plan document for each such Company Employee Benefit Plan or, in the case of any such Company Employee Benefit Plan that is unwritten, a written description thereof, (ii) a copy of each current annual report and summary annual report (including all Schedules and attachments), (iii) a copy of each current summary plan description, together with each summary of a material modification with respect to such plan, (iv) with respect to each such plan that is intended to be qualified under Section 401(a) of the Code, a copy of the determination letter issued by the Internal Revenue Service with respect to the qualified status of such plan, and (v) a copy of each current trust agreement and insurance contract.

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(c) Each Company Employee Benefit Plan has been maintained, operated and administered in all material respects in accordance with its terms and any related documents or agreements, and in compliance in all material respects with all applicable legal requirements, including ERISA and the Code. Each Company Employee Benefit Plan intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be so qualified, and to the Knowledge of the Company, nothing has occurred since the date of any such determination that could reasonably be expected to give the Internal Revenue Service grounds to revoke such determination.

(d) Except as set forth in Schedule 3.13(d) of the Company Disclosure Letter, no Company Employee Benefit Plan is covered by Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code and none of the Group Companies nor any ERISA Affiliate of any of the Group Companies has sponsored, maintained, contributed or had any liability with respect to such a plan within the six years prior to the Closing Date. None of the Group Companies nor any ERISA Affiliate of any of the Group Companies contributes to or has an obligation to contribute to, and has not at any time within the six years prior to the Closing Date contributed to, had an obligation to contribute to or had otherwise any liability with respect to any “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code or a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code. No Company Employee Benefit Plan provides post-termination medical or life insurance benefits to any Person, other than as required by Section 4980B of the Code.

(e) Except as set forth in Schedule 3.13(e) of the Company Disclosure Letter (with specific reference to the applicable clause below), neither the execution of this Agreement nor the consummation of the Merger will (i) entitle any employee, officer or director of any Group Company to any material payment, (ii) accelerate the time of payment, vesting, funding or materially increase the amount of compensation due to any employee, officer, consultant or director from the Group Companies, (iii) result in any material payments which would not be deductible under Section 280G of the Code, (iv) give rise to any material liability under any Company Employee Benefit Plan, (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Employee Benefit Plan or (vi) require a “gross-up,” indemnification for, or payment to any individual for any taxes imposed under Section 409A or Section 4999 of the Code or any other tax.

(f) Except as otherwise provided in Sections 3.08, this Section 3.13 contains the sole and exclusive representations and warranties of the Company with respect to compliance with any employee benefit matters.

3.14 Insurance. Schedule 3.14 of the Company Disclosure Letter sets forth a list of all policies of insurance maintained by, or for the benefit of, each Group Company as of the date hereof (specifying the insurer and type of insurance) and also lists each claim (other than a claim that resulted in coverage of less than $200,000) made by a Group Company since the Incorporation Date through the date hereof (including with respect to insurance obtained but not currently maintained). Except as set forth in Schedule 3.14 of the Company Disclosure Letter, all insurance coverage maintained with respect to the Group Companies is occurrence-based. With respect to each insurance policy listed in Schedule 3.14 of the Company Disclosure Letter, no Group Company or, to the Knowledge of the Company, insurer, is in material breach or material default (including with respect to the payment of premiums or the giving of notices), under such policy. All such policies are in full force and effect and no written notice of early cancellation or early termination has been received by any Group Company as of the date hereof with respect to any such policy and the policy limits have not been exhausted or, except as set forth in Schedule 3.14 of the Company Disclosure Letter, reduced excess liability limits by an amount equal to or greater than $1,000,000. All claims, occurrences, litigation and circumstances that could reasonably expected by any Group Company lead to a claim what would be covered by insurance policies have been properly reported to the applicable insurer in a timely fashion, except where the failure to report such a claim, occurrence, litigation or circumstance would not reasonably be expected to have a Material Adverse Effect. Except as disclosed in Schedule 3.11 of the Company Disclosure Letter, since the Incorporation Date through the date hereof, no insurer has made a “reservation of rights” or refusal to cover any or all of any portion of any matters, subject to applicable policy limits, deductibles and self-insurance retentions.

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3.15 Legal Requirements and Permits.

(a) Each of the Group Companies is in compliance in all material respects with all applicable Legal Requirements. To the Knowledge of the Company, as of the date hereof no Group Company is under investigation by any Governmental Entity with respect to any alleged material violation of any applicable legal requirements.

(b) The Group Companies have been granted all licenses, permits, consents, approvals, franchises and other authorizations required to be obtained under any Legal Requirement (each a “Permit”) necessary for and material to the conduct of the business as conducted as of the date hereof, taken as a whole (collectively, the “Material Permits”). The Material Permits are valid and in full force and effect and each Group Company is in material compliance with all of its Material Permits. As of the date hereof there is no lawsuit or similar proceeding pending or, to the Knowledge of the Company, threatened, to revoke, suspend, withdraw or terminate any Material Permit.

(c) This Section 3.15 will not apply to any matters relating to environmental matters, Tax matters or employee benefit plan matters as it is the Parties’ intent that Section 3.16 will cover matters relating to environmental matters exclusively, Sections 3.08 and 3.13 will cover matters relating to Tax matters exclusively and Sections 3.08 and 3.13 will cover matters relating to employee benefit plan matters exclusively.

3.16 Environmental Matters.

(a) Each of the Group Companies is, and since the Incorporation Date has been, in compliance in all material respects with all Environmental Laws, which compliance includes the possession by the Group Companies of all permits, licenses, consents, approvals and other governmental authorizations required under Environmental Laws (“Environmental Permits”) necessary to conduct the business of the Group Companies as such business is currently being conducted, and such Environmental Permits are valid and in full force and affect and the Group Companies are in compliance in all material respects with the terms and conditions thereof.

(b) There is no material Environmental Claim pending as of the date hereof or, to the Knowledge of the Company, since the Incorporation Date through the date hereof, threatened against any of the Group Companies that has not been fully resolved. To the Knowledge of the Company, there has been no release of any Hazardous Materials at any Leased Real Property that would reasonably be expected to result in any material liability against the Group Companies, including any material cleanup liability, under Environmental Laws and no handling, storage or generation of wastes containing Hazardous Materials by the Group Companies that would reasonably be expected to result in any material liability against the Group Companies under Environmental Laws.

(c) Since the Incorporation Date through the date hereof, no Group Company has been subject to any Order issued specifically with respect to the Group Companies or the Leased Real Property that has not been fully resolved relating to compliance with, or the Release or cleanup of Hazardous Materials under, any Environmental Laws.

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(d) Except as otherwise provided in Section 3.05 and Section 3.06, this Section 3.16 contains the sole and exclusive representations and warranties of the Company with respect to matters arising under any Environmental Laws.

3.17 Relationships with Related Persons. Except as set forth in Schedule 3.17 of the Company Disclosure Letter, the Group Companies are not parties to any contracts with any Affiliate, shareholder, employee, member, manager, officer or director of any Group Company other than contracts governing an individual’s provision of services to the Group Companies and employee benefits and contracts between Group Companies. Except as set forth in Schedule 3.17 of the Company Disclosure Letter, no Group Company has loaned or advanced any amounts that remain outstanding to, or received any loans or advancement of any amounts from, any Affiliate, shareholder, employee, member, manager, officer or director of any Group Company, other than in the Ordinary Course of Business or intercompany loans between Group Companies, and no Group Company has borrowed funds from any of the foregoing that remains outstanding other than intercompany loans between Group Companies. Except as set forth on Schedule 3.17 of the Company Disclosure Letter, no Affiliate, shareholder, employee, member, manager, officer or director of a Group Company (other than another Group Company) (a) owns any material property right, tangible or intangible, which is used by a Group Company in the conduct of its business or (b) owns, directly or, to the Knowledge of the Company, indirectly, any Person that is a material customer, supplier, competitor or lessor of any Group Company.

3.18 Employees; Employment Matters and Independent Contractors.

(a) None of the Group Companies domiciled in the United States is bound by or subject to any contract with any labor union. To the Knowledge of the Company, except as set forth in Schedule 3.18(a) of the Company Disclosure Letter, as of the date hereof, no labor union has requested or has sought to represent any of the employees of the Group Companies in the United States. As of the date hereof and within the 12 months prior to the date hereof, there is no, nor has there been any material labor dispute involving the employees of the Group Companies in the United States pending or, to the Knowledge of the Company, threatened against any Group Company. No Group Company has engaged in any plant closing or employee layoff activities since the Latest Balance Sheet Date that violated the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar state or local plant closing or mass layoff statute, rule or regulation.

(b) Except as set forth in Schedule 3.18(b) of the Company Disclosure Letter or as would not reasonably be expected to have a Material Adverse Effect, (i) each Group Company is in compliance with all applicable Laws respecting labor, employment, fair employment practices (including equal employment opportunity laws), terms and conditions of employment, classification of employees, workers’ compensation, occupational safety and health, immigration, affirmative action, employee and data privacy, plant closings, and wages and hours, and (ii) all payments due from any Group Company on account of wages have been paid or properly accrued as a liability on the books of such Group Company. Except as set forth on Schedule 3.18(b) of the Company Disclosure Letter, as of the date hereof there is no pending or, to the Knowledge of the Company, threatened charge, complaint, arbitration, audit, investigation or other action brought by or on behalf of, or otherwise involving, any current or former employee, any person alleged to be a current or former employee, any applicant for employment, or any class of the foregoing, or any Governmental Entity, that involves the labor or employment relations and practices of any Group Company that would reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect.

(c) To the Knowledge of the Company, as of the date hereof no officer, executive or management-level employee of any Group Company is party to any confidentiality, non-competition, non-solicitation, proprietary rights or other such agreement that would materially restrict the performance of such Person’s current employment duties with any Group Company or the ability of any Group Company to conduct its business as currently conducted.

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(d) Except as set forth in Schedule 3.18(d) of the Company Disclosure Letter, no collective labor agreement or similar agreement is applicable to the Group Companies domiciled outside the United States or any of their employees, and there are no agreements with any trade union, staff association or staff works council or other organization of employees or workers. As of the date hereof and within the 12 months prior to the date hereof, there is not, nor has there been, any material labor dispute involving the employees of the Group Companies outside the United States pending or, to the Knowledge of the Company, threatened against any Group Company.

(e) The consummation of the transactions contemplated hereby, either singly or in conjunction with any other event, will not (i) entitle any current or former employee, director or independent contractor to severance pay, unemployment compensation or any other payment in any material amount, except for such amounts included in Indebtedness or as otherwise expressly provided in this Agreement or (ii) accelerate the time of payment or vesting or increase the amount of compensation due to any current or former employee, director or independent contractor.

3.19 Brokers’ Fees. Except as set forth in Schedule 3.19 of the Company Disclosure Letter, no Group Company is liable for any investment banking fee, finder’s fee, brokerage payment or other like payment in connection with the origination, negotiation or consummation of the transactions contemplated herein that will be the obligation of Parent or any of the Group Companies (following the Closing).

3.20 Absence of Certain Payments. As of the date of this Agreement, to the Knowledge of the Company, no employee of a Group Company has, and no agent or Representative when acting on behalf of a Group Company has, in violation of Law (i) used any corporate funds for any contribution, gift, entertainment or other expense relating to political activity; (ii) made any direct or indirect payment to any foreign or domestic government official or employee from corporate funds; (iii) violated any provision of the Foreign Corrupt Practices Act of 1977; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other payment.

3.21 Books and Records. All books and records of the Group Companies are accurate and are maintained in accordance with applicable Laws, in each case, in all material respects.

3.22 Title, Condition and Sufficiency of Assets.

(a) Except as set forth on Schedule 3.22(a) of the Company Disclosure Letter, the Company or each of its Subsidiaries owns good title to, or holds pursuant to valid and enforceable leases, all of the items of tangible, personal property shown to be owned or leased by it on the Latest Balance Sheet, free and clear of all Liens, except for Permitted Liens, except for items that have been sold or disposed of subsequent to the date of the Latest Balance Sheet in the Ordinary Course of Business.

(b) The assets owned and leased by the Group Companies constitute substantially all the assets used in connection with the business of the Group Companies. Such assets constitute substantially all the assets necessary for the Group Companies to continue to conduct its business following the Closing as it is currently being conducted in the Ordinary Course of Business.

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3.23 Company Information. None of the information supplied or to be supplied by any of the Group Companies or any of their respective Affiliates relating to the Group Companies and/or their respective stockholders, members, control Persons and Representatives expressly for inclusion in the filings with the SEC, mailings to Parent’s stockholders with respect to the Offer, and/or the redemption of Parent Ordinary Shares, any supplements thereto and/or in any other document filed with any Governmental Entity in connection herewith (including the Offer Documents), will, at the date of filing and/or mailing, as the case may be, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by the Company or that are included in such filings and/or mailings). No representation or warranty is made by the Company or any of their respective Affiliates with respect to statements made or incorporated by reference therein based on information supplied or to be supplied by, or on behalf of, Parent or any of its Affiliates.

3.24 Vote Required. The approvals of (a) the holders of a majority of the outstanding shares of Company Common Stock and Company Preferred Stock, voting together as a single class on an as-converted basis, (b) the holders of at least 50% of the outstanding shares of Company Series A Preferred Stock, and (c) the holders of at least 50% of the outstanding shares of Company Series B Preferred Stock held by holders who were not stockholders of the Company prior to the Series B Original Issue Date are the only votes of any class or series of capital stock of the Company that are required to approve this Agreement and the Merger and the transactions contemplated herein.

3.25 Contemplated Acquisitions. Since the Incorporation Date, no Group Company has entered into any letter of intent, non-disclosure agreement, confidentiality agreement, purchase, acquisition or similar business combination agreement with any Person concerning any Contemplated Acquisition.

3.26 Intentionally Omitted.

3.27 Tax-Free Reorganization. As of the date hereof, the Company has not taken any action or failed to take any action which action or failure would reasonably be expected to jeopardize, nor to the Knowledge of Company is there any other fact or circumstance that could reasonably be expected to prevent (a) the Company from delivering the Company Representation Letter or obtaining the Company Tax Opinion, or (b) the Merger from qualifying for the Intended Tax Treatment.

3.28 Bank Accounts. Schedule 3.28 of the Company Disclosure Letter sets forth a true and complete list of (a) the name and address of each bank with which the Group Companies have an account or safe deposit box, (b) the name of each Person authorized to draw thereon or have access thereto, and (c) the account number for each bank account of the Group Companies.

Article IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

As of the date of this Agreement and as of the Closing Date (except as otherwise indicated), except as set forth in the disclosure letter to this Agreement delivered to the Company by Parent and Merger Sub on the date of this Agreement (the “Parent Disclosure Letter”) (each section of which, subject to Section 12.02, qualifies the correspondingly numbered and lettered representations in this Article IV), each of Parent and Merger Sub hereby represents and warrants to the Company as follows in this Article IV:

4.01 Organization and Power. Parent is a company limited by shares duly incorporated, validly existing and in good standing under the Laws of the British Virgin Islands (except that Parent will be a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware as of the Closing Date), with full power and authority to enter into this Agreement and perform its obligations hereunder. Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. There is no pending, or to Parent’s Knowledge, threatened, action for the dissolution, liquidation or insolvency of either Parent or Merger Sub, as of the date hereof.

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4.02 Authorization. Subject to receipt of the Parent Shareholder Approval, the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite corporate action, and no other proceedings on their part are necessary to authorize the execution, delivery or performance of this Agreement. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming that this Agreement is a valid and binding obligation of the Company, this Agreement constitutes a valid and binding obligation of Parent and Merger Sub, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other legal requirements relating to or affecting creditors’ rights generally or by equitable principles (regardless of whether enforcement is sought at law or in equity).

4.03 No Violations. Subject to (a) receipt of the Parent Shareholder Approval, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and (c) compliance with and filings under the HSR Act, the Federal Securities Laws, any U.S. state securities or “blue sky” laws and the rules and regulations of Nasdaq, the execution and delivery of this Agreement by Parent and Merger Sub and the execution and delivery of other Transaction Documents to which Parent and Merger Sub are party do not and will not, and the performance and compliance with the terms and conditions hereof and thereof by Parent and Merger Sub and the consummation of the transactions contemplated hereby and thereby by Parent and Merger Sub will not (with or without notice or passage of time, or both):

(a) violate or conflict with any of the provisions of the Parent Governing Documents or Merger Sub’s certificate or articles of incorporation or bylaws (or other similar organizational documents); or

(b) violate, conflict with, result in a breach or constitute a default under any provision of, or require any notice, filing, consent, authorization or approval under, any Legal Requirement binding upon Parent or Merger Sub.

4.04 Capitalization; Subsidiaries.

(a) As of the date hereof, the authorized share capital of Parent consists of (i) an unlimited number of ordinary shares of no par value, 7,978,937 of which are issued and outstanding, (ii) an unlimited number of Class A preferred shares of no par value, none of which are issued and outstanding, (iii) an unlimited number of Class B preferred shares of no par value, none of which are issued and outstanding, (iv) an unlimited number of Class C preferred shares of no par value, none of which are issued and outstanding, (v) an unlimited number of Class D preferred shares of no par value, none of which are issued and outstanding, (vi) an unlimited number of Class E preferred shares of no par value, none of which are issued and outstanding ((i) through (vi) collectively, the “Parent Shares”). All the outstanding Parent Shares and Parent Warrants have been duly and validly issued and are fully paid and non-assessable, and were issued in accordance with the registration or qualification requirements of the Securities Act, and any relevant state securities Laws or pursuant to valid exemptions therefrom.

(b) Except as set forth in Schedule 4.04 of the Parent Disclosure Letter, as of the date hereof, Parent has not granted any outstanding options, share appreciation rights, warrants, rights or other securities convertible into or exchangeable or exercisable for Parent Shares, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, for the repurchase or redemption of any Parent Shares or the value of which is determined by reference to the Parent Shares, and there are no contracts of any kind which may obligate Parent to issue, purchase, redeem or otherwise acquire any of its Parent Shares.

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(c) The Per Share Closing Merger Consideration and any Parent Ordinary Shares issued pursuant to Section 1.05(e), when issued in accordance with the terms hereof, shall be duly authorized and validly issued, fully paid and nonassessable and issued in compliance with all applicable state and federal securities Laws and not subject to, and not issued in violation of, any Lien, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, the Parent Governing Documents or any contract to which Parent is a party or otherwise bound.

(d) Parent has no Subsidiaries, apart from Merger Sub, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. Parent is not party to any contract that obligates Parent to invest money in, loan money to or make any capital contribution to any other Person.

(e) As of the date hereof, the authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.0001 per share, one of which is issued and outstanding, and which share is held of record and beneficially by Parent.

4.05 Governmental Consents, Etc.

Except for (a) receipt of the Parent Shareholder Approval, (b) the applicable requirements of the HSR Act, the Federal Securities Laws, any U.S. state securities or “blue sky” laws, and the rules and regulations of Nasdaq, (c) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and (d) the filing of the Certificate of Domestication and Certificate of Incorporation of Domesticated Parent with the Secretary of State of the State of Delaware, neither Parent nor Merger Sub is required to submit any notice, report or other filing with any Governmental Entity in connection with the execution, delivery or performance by it of this Agreement or the consummation of the transactions contemplated hereby and no consent, approval or authorization of any Governmental Entity or any other party or Person is required to be obtained by Parent or Merger Sub in connection with its execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

4.06 Legal Proceedings. Since October 7, 2016, there have not been any Legal Proceedings pending, and as of the date hereof, to Parent’s or Merger Sub’s Knowledge, there are no Legal Proceedings threatened in writing against Parent or Merger Sub including, any that (a) challenges the validity or enforceability of Parent’s and Merger Sub’s obligations under this Agreement or the other Transaction Documents to which Parent or Merger Sub is party or (b) seeks to prevent, delay or otherwise would reasonably be expected to adversely affect the consummation by Parent or Merger Sub of the transactions contemplated herein or therein.

4.07 SEC Filings and Financial Statements.

(a) Parent has timely filed all forms, reports and documents required to be filed by it with the SEC since June 19, 2017, together with any amendments, restatements or supplements thereto. Parent has provided to the Company, in the form filed with the SEC, except to the extent available in full without redaction on the SEC’s EDGAR website, (i) its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, (ii) its Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2017, September 30, 2017, and March 31, 2018, and (iii) the Prospectus, all registration statements and other forms, reports and documents (other than the Annual Report on Form 10-K and Quarterly Reports on Form 10-Q not referred to in clauses (i) and (ii) above) filed by Parent with the SEC since June 19, 2017 (the forms, reports and other documents referred to in clauses (i), (ii) and (iii) above (including those available on the SEC’s EDGAR website) being, collectively, the “Parent SEC Reports”). Parent SEC Reports were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder. The Parent SEC Reports did not at the time they were filed with the SEC (except to the extent that information contained in any Parent SEC Report has been superseded by a later timely filed Parent SEC Report) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

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(b) Each of the financial statements (including, in each case, any notes thereto) contained in the Parent SEC Reports was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the financial position, results of operations and cash flows of Parent as at the respective dates thereof and for the respective periods indicated therein.

(c) Except as and to the extent set forth on the balance sheet of Parent at June 30, 2018, including the notes thereto (as set forth in Parent’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018 on file with the SEC, the “Parent Subject Balance Sheet”), Parent has no liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except for (i) liabilities and obligations incurred since the date of the Parent Subject Balance Sheet in the Ordinary Course of Business that are not, individually or in the aggregate, material to Parent and none of which results from or arises out of any material breach of or material default under any contract, material breach of warranty, tort, material infringement or material violation of Law; (ii) liabilities and obligations incurred in connection with the transactions contemplated by Parent as set forth in this Agreement; and (iii) liabilities and obligations which are not, individually or in the aggregate, material to Parent.

(d) Parent has heretofore furnished to the Company complete and correct copies of all amendments and modifications that have not been filed by Parent with the SEC to all agreements, documents and other instruments that previously had been filed by Parent with the SEC and are currently in effect.

(e) All comment letters received by Parent from the SEC or the staff thereof since its inception through the date hereof and all responses to such comment letters filed by or on behalf of Parent are either publicly available on the SEC’s EDGAR website or otherwise been made available to the Company.

(f) To Parent’s Knowledge, since June 19, 2017, and as of the date hereof, each director and executive officer of Parent has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations thereunder.

(g) Since June 19, 2017, Parent has timely filed and made available to the Company all certifications and statements required by (x) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (y) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any Parent SEC Report (the “Parent Certifications”). Each of the Parent Certifications is true and correct. Parent maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act; such controls and procedures are reasonably designed to ensure that all material information concerning Parent is made known on a timely basis to the individuals responsible for the preparation of Parent’s SEC filings and other public disclosure documents. As used in this Section 4.07, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

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(h) Parent maintains and will continue to maintain a standard system of accounting established and administered in accordance with GAAP. Parent has designed and maintains a system of internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Parent maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(i) Parent has no off-balance sheet arrangements.

(j) Neither Parent nor, to the Knowledge of Parent, any manager, director, officer, employee, auditor, accountant or Representative of Parent has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or their respective internal accounting controls, including any complaint, allegation, assertion or claim that Parent has engaged in questionable accounting or auditing practices. No attorney representing Parent, whether or not employed by Parent, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to the Parent Board (or any committee thereof) or to any director or officer of Parent. Since Parent’s inception, there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the Parent Board or any committee thereof.

(k) To Parent’s Knowledge, as of the date hereof, no employee of Parent has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law. As of the date hereof, neither Parent nor any officer, employee, contractor, subcontractor or agent of Parent has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of Parent in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. § 1514A(a).

(l) All accounts payable of Parent on the Parent Subject Balance Sheet or arising thereafter are the result of bona fide transactions in the Ordinary Course of Business. Since the date of the Parent Subject Balance Sheet, Parent has not altered in any material respects its practices for the payment of its accounts payable, including the timing of such payment.

4.08 Absence of Certain Changes. During the period from the date of the Parent Subject Balance Sheet to the date hereof, except as set forth in Schedule 4.08 of the Parent Disclosure Letter, Parent has conducted its business in the Ordinary Course of Business and:

(a) there has not been a Parent Material Adverse Effect;

(b) none of Parent or Merger Sub has declared, set aside or paid any dividend or other distribution or payment in respect of its securities other than intercompany distributions;

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(c) none of Parent or Merger Sub has sold, assigned, transferred, conveyed, leased or otherwise disposed of any material portion of its assets or incurred any Indebtedness, except in the Ordinary Course of Business;

(d) none of Parent or Merger Sub has made any loans, advances, or capital contributions to, or investments in, any Person other than Parent or Merger Sub;

(e) none of Parent or Merger Sub has (i) increased the base salary or base wages payable to any of its officers or employees other than increases made in the Ordinary Course of Business, (ii) increased severance obligations payable to any of its officers or employees or (iii) made or committed to make any bonus payment to any of its employees or agents other than payments or arrangements in the Ordinary Course of Business;

(f) none of Parent or Merger Sub has acquired by merger, consolidation or otherwise any business of any Person or division thereof;

(g) there has not been any casualty event that has resulted in or is reasonably likely to result in a loss in excess of $500,000, whether or not covered by insurance;

(h) there has not been any material change by any of Parent or Merger Sub in accounting or Tax reporting principles, methods or policies;

(i) none of Parent or Merger Sub has made or rescinded any material election relating to Taxes, settled or compromised any material Claim relating to Taxes, or amended any material Tax Return;

(j) none of Parent or Merger Sub has settled any material Legal Proceedings; and

(k) none of Parent or Merger Sub has agreed or committed, whether orally or in writing, to do any of the foregoing.

4.09 Parent Trust Amount. As of the day immediately preceding the date hereof, the Parent Trust has a rounded-off balance of no less than $62,911,635.00 (the “Parent Trust Amount”). Such monies are invested solely in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, and held in trust by Continental Stock Transfer & Trust Company pursuant to the Parent Trust Agreement. The Parent Trust Agreement is valid and in full force and effect and enforceable in accordance with its terms and has not been amended or modified. There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Parent Trust Agreement in the Parent SEC Reports to be inaccurate in any material respect and/or that would entitle any Person (other than the underwriters of Parent’s initial public offering for deferred underwriting commissions as described in the Parent SEC Reports and shareholders of Parent Public Shares who shall have elected to redeem their Parent Ordinary Shares pursuant to the Domesticated Parent Charter, to any portion of the proceeds in the Parent Trust). Prior to the Closing, none of the funds held in the Parent Trust may be released except (x) to pay income and other tax obligations from any interest income earned in the Parent Trust or (y) to redeem Parent Ordinary Shares in accordance with the provisions of the Domesticated Parent Charter (the “Permitted Releases”).

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4.10 Broker. Except as set forth in Schedule 4.10 of the Parent Disclosure Letter, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any agreement made by or on behalf of Parent or Merger Sub.

4.11 Purpose. Merger Sub is a newly organized corporation, formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Merger Sub has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement. Merger Sub is a direct wholly-owned Subsidiary of Parent. Merger Sub has no Subsidiaries.

4.12 No Prior Activities. Except for the obligations or liabilities incurred in connection with its organization, and the transactions contemplated by this Agreement, Merger Sub has not, and will not have prior to the Effective Time, incurred, directly or indirectly through any subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

4.13 Solvency. Parent is not entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors of any of the Group Companies.

4.14 Adequacy of Funds. As of the date hereof, Parent has, and will have available to it at the Closing, the financial capability and adequate unrestricted cash on hand necessary and sufficient to consummate the transactions contemplated by this Agreement and to satisfy Parent’s other monetary and other obligations contemplated by this Agreement.

4.15 Parent Information. None of the information supplied or to be supplied by Parent or any of its Affiliates expressly for inclusion in the Parent SEC Reports, mailings to Parent’s shareholders with respect to the Offer and/or the Merger, any supplements thereto and/or in any other document filed with any Governmental Entity in connection herewith (including the Offer Documents), will, at the date of filing and/or mailing, as the case may be, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by Parent or that is included in the applicable filings). No representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information supplied or to be supplied by, the Company, the Company Stockholders or any of their respective Affiliates.

4.16 Listing. The Parent Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq as of the date hereof. As of the date hereof, there is no Legal Proceeding pending or, to Parent’s or to Merger Sub’s Knowledge, threatened in writing against Parent by the SEC with respect to the deregistration of the Parent Ordinary Shares under the Exchange Act. As of the date hereof, there is no Legal Proceeding pending or, to Company’s Knowledge, threatened in writing against Parent by Nasdaq with respect to the delisting of the Parent Ordinary Shares on Nasdaq. Parent has taken no action that is designed to terminate the registration of the Parent Ordinary Shares under the Exchange Act.

4.17 Affiliate Transactions. Except as set forth in Schedule 4.17 of the Parent Disclosure Letter or otherwise disclosed in the Parent SEC Reports, other than (i) for payment of salary and benefits for services rendered, (ii) reimbursement for expenses incurred on behalf of Parent or (iii) with respect to any Person’s ownership of capital stock or other securities of Parent, there are no contracts or arrangements under which there are any existing or future liabilities or obligations between Parent, on the one hand, and, on the other hand, any (y) present or former manager, employee, officer or director of Parent or any of its Subsidiaries or (z) record or beneficial owner of 5% or more of the outstanding Parent Ordinary Shares as of the date hereof.

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4.18 Parent Contracts. Except as set forth on Schedule 4.18 of the Parent Disclosure Letter or otherwise disclosed in the Parent SEC Reports, as of the date hereof, neither Parent nor Merger Sub is party to any contract (other than nondisclosure agreements (containing customary terms) to which Parent is a party that were entered into in the ordinary course of its business).

4.19 Intellectual Property. Parent does not own or license the right to use any patents, copyrights, trademarks, know-how or software, and none are or ever have been necessary for the operation of its business. To the Knowledge of Parent, as of the date hereof, Parent is not infringing, and has never infringed, upon the intellectual property or proprietary rights of any Person. As of the date hereof, there are no claims pending or, to the Knowledge of Parent, threatened alleging that Parent is currently infringing upon or using in an unauthorized manner or violating the intellectual property or proprietary rights of any Person, and Parent is unaware of any facts which would form a reasonable basis for any such claim. Parent is not, nor will it be as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement, in breach of any license, sublicense or other agreement or contract relating to intellectual property.

4.20 Employees.

(a) As of the date hereof, other than the officers of Parent, Parent and Merger Sub have no employees.

(b) As of the date hereof, neither the Parent nor any of its Subsidiaries is or ever has been a party to or bound by any collective bargaining agreement, nor have any of them experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes. There has been no organizational effort made or, to the knowledge of Parent, threatened, either currently or since the date of organization of the Parent, by or on behalf of any labor union with respect to the service providers of the Parent or any of its Subsidiaries. Except as would not reasonably be expected to have a Parent Material Adverse Effect, (i) each of Parent and Merger Sub is in compliance with all applicable Laws respecting labor, employment, fair employment practices (including equal employment opportunity laws), terms and conditions of employment, classification of employees, workers’ compensation, occupational safety and health, immigration, affirmative action, employee and data privacy, plant closings, and wages and hours, and (ii) all payments due from Parent or Merger Sub on account of wages have been paid or properly accrued as a liability on the books of Parent.

4.21 Employee Benefits. Neither the Parent nor any of its Subsidiaries or ERISA Affiliates maintains, sponsors or contributes to or in the past has maintained, sponsored or contributed to any Parent Employee Benefit Plan. Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement shall, individually, in the aggregate or in connection with any other event, (a) result in any payment becoming due to any officer, employee, consultant or director of Parent or Merger Sub, (b) increase or modify any benefits otherwise payable by Parent or Merger Sub to any employee, consultant or director of Parent or Merger Sub, or (c) result in the acceleration of time of payment or vesting of any such benefits.

4.22 Assets. Each of Parent and Merger Sub owns or leases all tangible assets necessary for the conduct of its businesses as presently conducted. Each such tangible asset is free from material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear) and is suitable for the purposes for which it presently is used. No asset of Parent or Merger Sub (tangible or intangible) is subject to any security interest.

4.23 Real Property. Parent does not own, lease or use any real property.

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4.24 Tax Matters. Except as would not reasonably be expected to have a Parent Material Adverse Effect:

(a) each of Parent and Merger Sub has timely filed (taking into account all applicable extensions) all Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it and all such Tax Returns are true, correct, and complete in all respects;

(b) all Taxes of Parent and Merger Sub (whether or not shown on any Tax Returns) that are due have been fully and timely paid;

(c) each of Parent and Merger Sub has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party;

(d) there are no Liens for Taxes (except Taxes not yet due and payable) on any of the assets of Parent and Merger Sub;

(e) there are no pending or threatened in writing disputes, claims, audits, examinations or other proceedings regarding any material Taxes of Parent and Merger Sub or the assets of Parent and Merger Sub; and

(f) no deficiency with respect to a material amount of Taxes has been proposed, asserted or assessed against Parent or Merger Sub.

Notwithstanding any other provision in this Agreement, the representations and warranties in Section 4.21, this Section 4.24 and Section 4.29 are the only representations and warranties in this Agreement with respect to the Tax matters of Parent and Merger Sub and no representation or warranty is given and no indemnity shall be owed under this Agreement with respect to any taxable period (or part thereof) that begins after the Closing Date.

4.25 Legal Requirements and Permits.

(a) Each of Parent and Merger Sub is in compliance in all material respects with all applicable Legal Requirements. To the Knowledge of Parent, as of the date hereof, neither Parent nor Merger Sub is under investigation by any Governmental Entity with respect to any alleged material violation of any applicable legal requirements.

(b) Each of Parent and Merger Sub has been granted all Permits necessary for and material to the conduct of the business as conducted as of the date hereof, taken as a whole. Such Permits are valid and in full force and effect and each Group Company is in material compliance with all of such Permits. There is no lawsuit or similar proceeding pending or, to the Knowledge of the Company, threatened, to revoke, suspend, withdraw or terminate any such Permit.

4.26 Insurance. Except as set forth in Schedule 4.26 of the Parent Disclosure Letter, Parent does not own or maintain any insurance policies, nor is any insurance necessary for the operation of its business.

4.27 Opinion of Financial Advisor to the Special Committee. The special committee of the Parent Board has received an opinion from Cassel Salpeter & Co., LLC. (“CS”) addressed to the special committee of the Parent Board that, as of the date of such opinion and based upon and subject to the limitations, qualifications, assumptions and other matters considered by CS in connection with the preparation such opinion, the consideration to be paid by Parent in the Merger pursuant to this Agreement is fair, from a financial point of view, to Parent.

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4.28 Vote Required. The affirmative vote of the holders of a majority of the Parent Ordinary Shares entitled to vote thereon and present in person or by proxy at a meeting in which a majority in voting power of the Parent Ordinary Shares (the “Parent Required Vote”) is the only vote of the holders of any class or series of Parent’s share capital necessary to obtain the Parent Shareholder Approval.

4.29 Tax-Free Reorganization. As of the date hereof, Parent has not taken any action or failed to take any action which action or failure would reasonably be expected to jeopardize, nor to the Knowledge of Parent is there any other fact or circumstance that could reasonably be expected to prevent (a) Parent from delivering the Parent Representation Letter or (b) Company from obtaining the Company Tax Opinion, or (c) the Merger from qualifying for the Intended Tax Treatment.

4.30 Investment Company. None of Parent or Merger Sub is as of the date of this Agreement, nor upon the Closing will be, an “investment company,” a company controlled by an “investment company,” or an “affiliated person” of, or “promoter” or “principal underwriter” for, an “investment company,” as such terms are defined in the Investment Company Act of 1940, as amended.

4.31 Minute Books. The minute books and other similar records of Parent and each of its Subsidiaries contain, in all material respects, complete and accurate records of all actions taken at any meetings of directors (or committees thereof) and shareholders or actions by written consent in lieu of the holding of any such meetings since the time of organization of each such corporation through the date of this Agreement. Parent has provided true and complete copies of all such minute books and other similar records to the Company’s representatives.

4.32 Absence of Certain Payments. As of the date of this Agreement, to the Knowledge of Parent, no employee of Parent has, and no agent or Representative when acting on behalf of Parent has, in violation of Law (i) used any corporate funds for any contribution, gift, entertainment or other expense relating to political activity; (ii) made any direct or indirect payment to any foreign or domestic government official or employee from corporate funds; (iii) violated any provision of the Foreign Corrupt Practices Act of 1977; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other payment.

4.33 Application of Takeover Provisions. Parent and the Parent Board have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, or other similar takeover, anti-takeover, moratorium, fair price, interested shareholder or similar provision under the Parent Governing Documents to the transactions contemplated hereby, including the Merger and Parent’s issuance of Parent Ordinary Shares to the stockholders of the Company. Parent has never adopted any shareholder rights plan or similar arrangement relating to accumulations of beneficial ownership of Parent Ordinary Shares or a change in control of Parent.

4.34 Parent Investigations. Parent and Merger Sub acknowledge that they and their Representatives have received access to such books and records, facilities, equipment, contracts and other assets of the Group Companies which they and their Representatives have desired or requested to review, and that they and their Representatives have had full opportunity to meet with the management of the Company and to discuss the business and assets of the Group Companies. Parent and Merger Sub acknowledge and agree that they have made their own inquiry and investigation into, and, based thereon, have formed an independent judgment concerning, the Group Companies and their respective businesses and operations.

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Article V
COVENANTS OF THE COMPANY

5.01 Conduct of the Business.

(a) From the date hereof until the earlier of the termination of this Agreement and the Closing Date, except (i) as set forth in Schedule 5.01 of the Company Disclosure Letter, (ii) if Parent will have consented (which consent will not be unreasonably withheld, conditioned or delayed) after notice has been provided by the Company or (iii) as otherwise contemplated by this Agreement, the Company (A) will conduct its business and the businesses of the other Group Companies in the Ordinary Course of Business and use commercially reasonable efforts to keep available the services of its and the other Group Companies’ officers and employees; and (B) shall and shall cause the Group Companies to, keep all insurance policies set forth in Schedule 3.14 of the Company Disclosure Letter, or policies that are substantially similar in all material aspects with the terms, conditions, retentions, and limits of liability under the insurance policies set forth on Schedule 3.14 of the Company Disclosure Letter, in full force and effect, provided that, notwithstanding the foregoing or clause (A) or (B) of this Section 5.01, the Company may use available Cash to repay any Indebtedness; and (C) will not, and will not permit any Group Company to:

(i) except for issuances of (A) replacement certificates for shares of Company Stock, (B) new certificates for shares of Company Stock in connection with a transfer of Company Stock by the holder thereof or (C) new certificates for shares of Company Common Stock in connection with the conversion of Company Preferred Stock, issue, sell or deliver any of its or any of its Subsidiaries’ equity securities or issue or sell any securities convertible into, or options with respect to, or warrants to purchase or rights to subscribe for, any of its or any of its Subsidiaries’ equity securities;

(ii) effect any recapitalization, reclassification, equity split or like change in its capitalization;

(iii) amend its Organizational Documents or any of its Subsidiaries’ organizational documents;

(iv) make any distribution of Cash (other than the payment of cash dividends by the Company in the Ordinary Course of Business to holders of Company Preferred Stock (including in connection with the conversion of the same to Common Stock) who were such holders on the date of this Agreement) or property or otherwise declare or pay any dividend on, or make any payment on account of, the purchase, redemption, defeasance, retirement or other acquisition of, any of its capital stock or common shares, as applicable, or make any other distribution in respect thereof, either directly or indirectly, whether in Cash or property.

(v) (A) sell, assign or transfer any material portion of its tangible assets, except in the Ordinary Course of Business for (1) inventory assets and (2) non-inventory assets having an aggregate value of less than $200,000 and except for sales of obsolete assets or assets with de minimis or no book value; or (B) mortgage, encumber, pledge, or impose any Lien upon any of its assets, except for Permitted Liens or in the Ordinary Course of Business;

(vi) sell, assign, transfer or exclusively license (as licensor) any material patents, trademarks, trade names or copyrights, except in the Ordinary Course of Business;

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(vii) materially amend or voluntarily terminate any Material Contract or Real Property Leases other than in the Ordinary Course of Business;

(viii) make any capital investment in, or any advance or loan to, any other Person (other than among the Group Companies), except in the Ordinary Course of Business;

(ix) enter into any other transaction with any of its directors, officers or employees outside the Ordinary Course of Business;

(x) except in the Ordinary Course of Business, (A) materially increase salaries, severance, pension, bonuses or other compensation and benefits payable by a Group Company to any of its employees, officers, directors or other service providers; (B) adopt any Company Employee Benefit Plan; or (C) hire or engage any new employee or consultant, if such new employee or consultant will receive annual base compensation in excess of $100,000;

(xi) except where control over such settlement is held by the insurer under a policy of insurance set forth on Schedule 3.14 of the Company Disclosure Letter, settle any Legal Proceeding if (A) the amount payable by any Group Company in connection therewith would exceed $100,000 or (B) such settlement would be reasonably likely to have a material and adverse effect on the post-Closing operations of the business of any Group Company;

(xii) cancel any material third-party indebtedness owed to any Group Company;

(xiii) make or change any material election in respect of Taxes or material method of accounting or accounting policies of any Group Company, in each case unless required by Law or GAAP;

(xiv) file any Tax Return materially inconsistent with past practice or, on any such Tax Return, take any position, make any election, or adopt any method that is materially inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods (including materially inconsistent positions, elections or methods that would have the effect of deferring income to periods ending after the Closing Date or accelerating deductions to periods ending on or before the Closing Date);

(xv) settle or otherwise compromise any material Claim relating to Taxes, enter into any closing agreement or similar agreement relating to Taxes, otherwise settle any material dispute relating to Taxes, or request any ruling or similar guidance with respect to Taxes, in each case unless required by Law or GAAP;

(xvi) make any acquisition of a business or a division thereof, or consummate any merger or similar business combination or enter into any binding agreement for such an acquisition, merger or similar business combination with any Person (provided that (A) non-binding letters of interests will not be considered a binding agreement solely due to binding provisions related to exclusivity, expenses, confidentiality, choice of law or other similar matters, and (B) licenses of intellectual property rights (whether exclusive or non-exclusive) will not be deemed to be an acquisition, merger or similar business combination);

(xvii) incur any Indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or any of its Subsidiaries or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any Person (other than a wholly owned Subsidiary of the Company) for Indebtedness (except for (A) in connection with refinancing of existing Indebtedness on terms no less favorable to the Company than, and in an aggregate principal amount not in excess of, such existing Indebtedness or (B) borrowings under or permitted by the Company’s existing credit facilities); or

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(xviii) agree, whether orally or in writing, to do any of the foregoing, or agree, whether orally or in writing, to any action or omission that would result in any of the foregoing.

(b) Nothing contained in this Agreement will give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or any of its Subsidiaries’ operations prior to the Closing. The Group Companies’ taking, or failure to take, any action prohibited by Section 5.01(a), as a result of Parent not timely consenting to the notice required to be delivered by the Company to Parent pursuant to Section 5.01(a), will not be a breach of this Agreement.

(c) Notwithstanding anything to the contrary in Section 5.01(a), no Group Company that is directly or indirectly wholly owned by the Company shall be restricted from (i) paying to its sole equity holder parent Group Company dividends or distributions (as applicable) or redemptions on account of such wholly owned equity interests, (ii) repaying or cancelling intercompany loans or advances made by any Group Company that is directly or indirectly wholly owned by the Company or (iii) making other intercompany transfers of property to any other Group Company that is directly or indirectly wholly owned by the Company.

5.02 Access to Books and Records. Subject to Section 6.05, from the date hereof until the earlier of the termination of this Agreement and the Closing Date, the Company will provide Parent and its authorized Representatives reasonably acceptable to the Company (the “Parent’s Representatives”) with reasonable access during normal business hours, and upon reasonable notice, to the offices, properties, senior personnel, and all financial books and records (including Tax records) of the Group Companies in order for Parent to have the opportunity to make such investigation as it will reasonably desire in connection with the consummation of the transactions contemplated hereby; provided, however, that in exercising access rights under this Section 5.02, Parent and the Parent’s Representatives will not be permitted to interfere unreasonably with the conduct of the business of any Group Company. Notwithstanding anything contained herein to the contrary, no such access or examination will be permitted to the extent that it would require any Group Company to disclose information subject to attorney-client privilege or attorney work-product privilege, conflict with any third-party confidentiality obligations to which any Group Company is bound, or violate any applicable Law. Notwithstanding anything contained herein to the contrary, no access or examination provided pursuant to this Section 5.02 will qualify or limit any representation or warranty set forth herein or the conditions to the Closing set forth in Section 8.01(a). Parent will indemnify and hold harmless the Group Companies from and against any Losses that may be incurred by any of them to the extent arising out of or related to the bad faith or gross negligence of Parent or the Parent’s Representatives in the use, storage or handling by Parent or the Parent’s Representatives of (i) any personally identifiable information relating to employees or customers of any Group Company and (ii) any other information that is protected by applicable Law (including privacy Laws) or contract and to which Parent or the Parent’s Representatives are afforded access pursuant to the terms of this Agreement.

5.03 Company Confidentiality. Prior to the Closing, the Company shall not disclose any Confidential Information of Parent and Merger Sub, except to the Company’s (i) legal and financial advisors who are subject to a duty to maintain the confidentiality of any such information and (ii) employees and contractors who need to know such information for the evaluation, negotiation and consummation of the transactions contemplated hereby and have signed confidentiality agreements or are otherwise bound by confidentiality obligations at least as restrictive as those contained herein, provided that the Company shall remain responsible for each such person’s compliance with this Section 5.03. The Company shall not be in violation of this Section 5.03 with regard to any disclosure in response to a valid Order or other Legal Requirement, provided that the Company (i) gives Parent prompt written notice of such requirement prior to disclosure and provides reasonable assistance to Parent in efforts to obtain an order protecting such Confidential Information from public disclosure or (ii) if such notice is prohibited by law, uses reasonable efforts to seek to obtain confidential treatment for, and otherwise prevent disclosure of, such Confidential Information. The Company will notify Parent in writing promptly upon any unauthorized use or disclosure of Confidential Information of Parent or Merger Sub of which it becomes aware.

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5.04 Efforts to Consummate. Subject to the terms and conditions herein provided, from the date hereof until the earlier of the termination of this Agreement and the Closing Date, the Company will use commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement (including the satisfaction, but not a waiver, of the closing conditions set forth in Section 8.02); provided, that such efforts will not require agreeing to any obligations or accommodations (financial or otherwise) binding on a Group Company in the event the Closing does not occur. No Group Company shall acquire a Person if such acquisition will delay completion of SEC staff review of the Proxy Statement or the dissemination of the Proxy Statement to Parent shareholders; provided that this sentence will not limit any Group Company’s ability to license (whether on an exclusive or non-exclusive basis) intellectual property rights of a Person. The Parties acknowledge and agree that nothing contained in this Section 5.04 will limit, expand or otherwise modify in any way any efforts standard explicitly applicable to any of the Company’s obligations under this Agreement.

5.05 Exclusive Dealing. During the period from the date hereof through the Closing or the earlier termination of this Agreement, the Company will not take any action to knowingly initiate, solicit or engage in discussions or negotiations with, or knowingly provide any information to, any Person (other than Parent and the Parent’s Representatives) concerning an initial public offering, recapitalization or refinancing of any member of the Group Companies (other than as contemplated by this Agreement), any purchase of a majority of the outstanding Company Stock or any merger, sale of a majority of the assets of the Group Companies or similar transactions involving the Group Companies or their respective securities (other than assets sold in the Ordinary Course of Business and licenses (whether exclusive or non-exclusive) of the intellectual property rights of a third Person) (each such transaction, an “Alternative Transaction”); provided that this Section 5.05 will not apply to the Company or the Stockholder Representative in connection with stockholder communications related to the transactions contemplated by this Agreement. The Company will, and will cause its Subsidiaries to, cease and cause to be terminated (a) any existing discussions, communications or negotiations with any Person (other than Parent and the Parent’s Representatives) conducted heretofore with respect to any Alternative Transaction and (b) any such Person’s and its authorized Representatives’ access to any electronic data room granted in connection with any acquisition transaction. In the event that any unsolicited inquiry is made by a potential party to an Alternative Transaction, whether formal or informal, the Company will promptly notify Parent that such contact has occurred and provide the name of the Person who made such contact and if terms were proposed, what terms were so proposed.

5.06 Payoff Letters and Lien Releases. At least five (5) Business Days prior to the anticipated Closing, the Company will deliver to Parent a customary payoff letter or letters or other payoff documentation (collectively, the “Payoff Letter”) executed by the lenders of the Indebtedness described in clause (a) below, which letter will set forth (a) the total amount required to be paid at the Effective Time to satisfy in full the repayment of all Indebtedness set forth on Schedule 5.06 of the Company Disclosure Letter and, if any, all prepayment penalties, premiums and breakage costs that become payable upon such repayment (the “Payoff Amount”), (b) the lenders’ obligation to release all liens and other security securing the Indebtedness described in clause (a) in due course and at Parent’s expense after receiving the Payoff Amount, and (c) wire transfer instructions for paying the Payoff Amount.

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5.07 Stockholder Approval. Within three (3) Business Days following the execution and delivery of this Agreement, the Company will deliver to Parent copies of consents signed by (a) the holders of a majority of the outstanding shares of Company Common Stock and Company Preferred Stock, voting together as a single class on an as-converted basis, (b) the holders of at least 50% of the outstanding shares of Company Series A Preferred Stock, and (c) the holders of at least 50% of the outstanding shares of Company Series B Preferred Stock held by holders who were not stockholders of the Company prior to the Series B Original Issue Date, in each case adopting and approving this Agreement in accordance with the DGCL and the Organizational Documents in the form of Exhibit I attached hereto (the “Written Stockholder Consent”).

5.08 Notification. From the date hereof until the earlier of the termination of this Agreement and the Closing Date, if the Company becomes aware of any fact or condition arising after the date hereof that constitutes a breach of any representation or warranty made by the Company in Article III or of any covenant, in each case that would cause the conditions set forth in Section 8.01(a) or Section 8.01(b), as applicable, not to be satisfied as of the Closing Date, the Company will disclose in writing to Parent such breach. Notwithstanding any provision in this Agreement to the contrary, unless Parent provides the Company with a termination notice within ten (10) Business Days after disclosure of such breach by the Company (which termination notice may be delivered only if Parent is entitled to terminate this Agreement pursuant to Section 11.01(c)), Parent will be deemed to have waived its right to terminate this Agreement or prevent the consummation of the transactions contemplated by this Agreement pursuant to Section 8.01(a) or Section 8.01(b).

5.09 Update of Financial Statements. During the period from the date of this Agreement through the Closing Date or the earlier termination of this Agreement pursuant to Article XI, the Company shall prepare in the Ordinary Course of Business, and deliver to Parent promptly upon completion, but in any event no later than 30 days after the end of the applicable calendar month, unaudited unconsolidated financial statements for each of the Group Companies for each calendar month ending after June 30, 2018, consisting of a balance sheet as of the end of such month and a statement of comprehensive income (loss) for the portion of the year then ended (the “Monthly Financial Statements”). From the date hereof through the Closing Date, the Company will also promptly deliver to the Parent copies of any audited consolidated financial statements of a Group Company that such Group Company’s certified public accountants may issue (the “Annual Financial Statements”). The Monthly Financial Statements and the Annual Financial Statements delivered pursuant to this Section 5.09 shall constitute Company Financial Statements for purposes of Section 3.05 and accordingly the representations and warranties in Section 3.05 shall apply to such Monthly Financial Statements.

5.10 Intellectual Property. During the period from the date of this Agreement through the Closing Date or earlier termination of this Agreement, the Group Companies shall, at the reasonable written request of Parent, use commercially reasonable efforts to (i) provide documents evidencing the status of all Intellectual Property identified on Schedule 3.10 of the Company Disclosure Letter for which public access is not available, or which cannot be confirmed by independent third party due diligence, and (ii) otherwise assist Parent in verifying such Intellectual Property, in each case, consistent with Section 5.02.

5.11 Obtainment of Consents. The Group Companies shall use commercially reasonable efforts to obtain consents to the transactions contemplated hereby from all Persons who are party to an agreement set forth on Schedule 3.12 of the Company Disclosure Letter, to the extent such consent is required to be obtained pursuant to the terms of such agreement and if requested to do so in writing by Parent; provided, that such commercially reasonable efforts shall not require the payment of any consideration (monetary or otherwise) to, or the concession or provision of any right to, or the amendment or modification in any manner adverse to the Company of any contract with, any such Person. Subject to applicable Laws relating to the exchange of information, Parent shall have the right to review in advance, and to the extent practicable will consult with the Company and the Stockholder Representative on the information provided in connection with obtaining such consents and as to the form and substance of such consents.

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5.12 Tax-Free Reorganization. The Company shall cooperate and use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper and advisable (including delivering executed copies of a representation letter on the Closing Date and signed by an officer of the Company in substantially the form set forth in Schedule 5.12 of the Company Disclosure Letter (the “Company Representation Letter”)) as shall be necessary or appropriate to enable Sidley (or if Sidley is unable to deliver, another nationally recognized law firm proposed by the Company that is reasonably satisfactory to Parent) to deliver the Company Tax Opinion. After the date of this Agreement, if the Company reasonably determines on advice of its counsel that there is a material risk that the Merger will not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, at the election of the Company, the Company and Parent shall consummate, immediately after the Merger, a second-step merger under which the Surviving Company will merge with an into a newly formed, limited liability company wholly-owned by Parent that is disregarded as an entity separate from Parent for U.S. federal income tax purposes (“Second Merger Sub”) with the Second Merger Sub surviving, in accordance with Delaware law (such second-step merger, the “Second Merger”). If such Second Merger occurs, (i) the Parties agree to treat the Merger and the Second Merger as one integrated transaction for U.S. federal income tax purposes in accordance with Revenue Ruling 2001-46; (ii) the Company Representation Letter and the Parent Representation Letter may be amended, with the consent of both parties (not to be unreasonably conditioned, delayed or withheld), to reflect the more relaxed requirements to qualify as a “reorganization” under the new structure; and (iii) references to the Company or the Surviving Company (in each case, after the effective time of the Second Merger) and all other provisions of this Agreement shall be interpreted mutatis mutandis to take into account the Second Merger as set forth herein.

5.13 Investor Questionnaires. Within three (3) Business Days following the execution and delivery of this Agreement, for each record holder of Company Stock as of the date hereof, the Company will provide Parent with a duly completed and executed Investor Questionnaire.

Article VI
COVENANTS OF PARENT AND MERGER SUB

6.01 Access to Books and Records. For a period of six years from and after the Closing Date, Parent will cause the Surviving Company to provide the Stockholder Representative and its authorized Representatives with access (for the purpose of examining and copying) in connection with general business purposes, during normal business hours, upon reasonable notice, to the books and records of the Group Companies with respect to periods or occurrences prior to or on the Closing Date, including with respect to any Tax audits, Tax Returns, insurance claims, governmental investigations, legal compliance, financial statement preparation or any other matter. Unless otherwise consented to in writing by the Stockholder Representative, Parent will not, and will not permit the Surviving Company or its Subsidiaries to, for a period of six years following the Closing Date, destroy, alter or otherwise dispose of any of the material books and records of any Group Company for any period prior to the Closing Date without first giving reasonable prior notice to the Stockholder Representative and offering to surrender to the Stockholder Representative such books and records or any portion thereof that Parent or the Surviving Company may intend to destroy, alter or dispose of. Prior to the Closing, Parent will provide the Stockholder Representative and its authorized Representatives with access (for the purpose of examining and copying), during normal business hours, upon reasonable notice, to the books and records of Parent and its Subsidiaries related to the Tax affairs of Parent and its Subsidiaries (including all Tax Returns and Tax workpapers).

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6.02 Parent Confidentiality. Prior to the Closing, Parent shall not disclose any Confidential Information of the Group Companies, except to Parent’s (i) legal and financial advisors who are subject to a duty to maintain the confidentiality of any such information and (ii) employees and contractors who need to know such information for the evaluation, negotiation and consummation of the transactions contemplated hereby and have signed confidentiality agreements or are otherwise bound by confidentiality obligations at least as restrictive as those contained herein; provided that Parent shall remain responsible for each such person’s compliance with this Section 6.02. Parent shall not be in violation of this Section 6.02 with regard to any disclosure in response to a valid Order or other Legal Requirement, provided that Parent (i) gives the Company prompt written notice of such requirement prior to disclosure and provides reasonable assistance to the Company in efforts to obtain an order protecting such Confidential Information from public disclosure or (ii) if such notice is prohibited by law, uses reasonable efforts to seek to obtain confidential treatment for, and otherwise prevent disclosure of, such Confidential Information. Parent will notify the Company in writing promptly upon any unauthorized use or disclosure of the Confidential Information of any Group Companies of which it becomes aware.

6.03 Notification. From the date hereof until the earlier of the termination of this Agreement and the Closing Date, if after the date hereof Parent has Knowledge of any fact or condition that constitutes a breach of any representation or warranty made in Article IV or any covenant that would cause the conditions set forth in Section 8.02(a) or Section 8.02(b), as applicable, not to be satisfied as of the Closing Date, Parent will disclose in writing to the Company such breach. Notwithstanding any provision in this Agreement to the contrary, unless the Company provides Parent with a termination notice within ten (10) Business Days after disclosure of such breach by Parent (which termination notice may be delivered only if the Company is entitled to terminate this Agreement pursuant to Section 11.01(d)), the Company will be deemed to have waived its right to terminate this Agreement or prevent the consummation of the transactions contemplated by this Agreement pursuant to Section 8.02(a) or Section 8.02(b).

6.04 Efforts to Consummate. Subject to the terms and conditions herein provided, from the date hereof until the earlier of the termination of this Agreement and the Closing Date, Parent and Merger Sub will use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement (including the satisfaction, but not waiver, of the Closing conditions set forth in Article VIII). The Parties acknowledge and agree that nothing contained in this Section 6.04 will limit, expand or otherwise modify in any way any efforts standard explicitly applicable to any of Parent’s and/or Merger Sub’s respective obligations under this Agreement.

6.05 Contact with Customers and Suppliers. Parent and Merger Sub each hereby agrees that from the date hereof until the Closing Date or the earlier termination of this Agreement, it is not authorized to, and will not (and will not permit any of its Representatives or Affiliates to) contact or communicate with the employees, customers, providers, licensors, collaborators, service providers or suppliers of any Group Company without the prior consultation with and prior written approval of an executive officer of the Company or the Stockholder Representative; provided, however, that this Section 6.05 will not prohibit any contacts by Parent or the Parent’s Representatives with the customers, providers, service providers and suppliers of any Group Company in the Ordinary Course of Business and unrelated to the transactions contemplated hereby.

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6.06 Employee Matters. Parent and Merger Sub each acknowledges and agrees that all of the employees of the Group Companies as of immediately prior to the Effective Time shall continue to be employees of the Group Companies as of the Effective Time.

6.07 Tax-Free Reorganization. Parent and Merger Sub shall cooperate and use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper and advisable (including delivering executed copies of a representation letter on the Closing Date and signed by an officer of Parent in substantially the form set forth in Schedule 6.07 of the Parent Disclosure Letter (the “Parent Representation Letter”)) as shall be necessary or appropriate to enable Sidley (or if Sidley is unable to deliver, another nationally recognized law firm proposed by the Company that is reasonably satisfactory to Parent) to deliver the Company Tax Opinion.

Article VII
ACTIONS PRIOR TO THE CLOSING

The respective parties hereto covenant and agree to take the following actions:

7.01 The Proxy Statement and the Offer.

(a) As promptly as practicable after the date hereof, Parent shall file with the SEC a proxy statement relating to the Offer and the Merger (as amended or supplemented from time to time, the “Proxy Statement”) and provide all of its Public Shareholders with the opportunity to redeem up to 6,037,500 Parent Public Shares (the “Offering Shares”) in conjunction with a shareholder vote on the Merger, all in accordance with and as required by the applicable Parent Governing Documents, applicable law, and any applicable rules and regulations of the SEC and Nasdaq.

(b) Without limitation, in the Proxy Statement, Parent shall (i) seek, in accordance with the Parent Governing Documents and applicable securities laws, rules and regulations, including the BVI Companies Act, DGCL and rules and regulations of Nasdaq, from the holders of the Parent Ordinary Shares: (A) approval of this Agreement and the transactions contemplated hereby, (B) (x) approval of the Domestication and (y) of adoption of the Domesticated Parent Charter, effective as of the effective time of the Domestication, (C) approval of the change of the name of Parent with effect from the Closing to “Xynomic Pharmaceuticals Holdings, Inc.”, (D) adoption and approval of the Certificate of Incorporation of the Surviving Company with effect from the Closing, (E) the assumption by Parent of the Company Stock Incentive Plan, that provides for the granting of Parent Ordinary Shares to employees of the Company and Parent or certain Subsidiaries of the Company and Parent in the form of stock options, restricted stock units, restricted stock or other equity-based awards at the Effective Time of the Merger, (F)  election of nine members of the Parent Board with effect from and after the Effective Time, (G) adoption and approval of an amended and restated certificate of incorporation of Domesticated Parent substantially in the form of Exhibit O to be filed immediately following the Closing, (H) adoption and approval of amended and restated bylaws of Domesticated Parent substantially in the form of Exhibit P to take effect immediately following the Closing, and (I) approval to obtain any and all other approvals necessary or advisable to effect the consummation of the Merger (the proposals set forth in the forgoing clauses (A) through (I) are referred to as the “Parent Proposals”), and (ii) file with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with the applicable proxy solicitation rules set forth in the Exchange Act (the Proxy Statement and the documents included or referred to therein pursuant to which the Offer will be made, together with any supplements, amendments and/or exhibits thereto, the “Offer Documents”).

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(c) As soon as practicable after the Proxy Statement is “cleared” by the SEC, Parent shall cause the Proxy Statement to be disseminated to holders of Parent Ordinary Shares. Concurrently with such dissemination, Parent shall commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer by disseminating the other Offer Documents to the holders of Parent Ordinary Shares. The Offer shall provide the Parent Securityholders with the opportunity to redeem all or a portion of their Parent Public Shares, up to that number of Parent Public Shares that would permit Parent to maintain net tangible assets of at least $5,000,001 (the “Offering Shares”), at a price per share equal to the Per-Share Redemption Price, all in accordance with and as required by the applicable Parent Governing Documents, applicable Law, and any applicable rules and regulations of the SEC. In accordance with the Parent Governing Documents, the proceeds held in the Parent Trust will be used for the redemption of the Parent Public Shares held by Parent Securityholders who have elected to redeem such Parent Public Shares.

(d) Parent shall not terminate or withdraw the Offer other than in connection with the valid termination of this Agreement in accordance with Article XI. Parent shall extend the Offer for any minimum period required by any rule, regulation, interpretation or position of the SEC, Nasdaq or the respective staff thereof that is applicable to the Offer. Nothing in this Section 7.01(d) shall (i) impose any obligation on Parent to extend the Offer beyond March 23, 2019 (as the same may be extended in accordance with Section 14.19(c), the “Outside Date”) or (ii) be deemed to impair, limit or otherwise restrict in any manner the right of Parent to terminate this Agreement in accordance with Article XI. If any Parent Securityholder holding Parent Public Shares accepts the Offer, and Parent has not withdrawn the Offer in accordance with this Agreement, Parent shall, promptly after the Closing, pay such redeeming Parent Securityholder, on a pro rata basis, cash equal to the applicable Per-Share Redemption Price.

(e) Except with respect to the information provided by the Company for inclusion in the Proxy Statement and the other Offer Documents, Parent shall ensure that, when filed, the Proxy Statement and the other Offer Documents will comply in all material respects with the requirements of United States federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise (the “Federal Securities Laws”), the DGCL and the NASDAQ rules. The Company shall promptly provide to Parent such information concerning the Company, any Group Company and the Company Stockholders as is either required by the Federal Securities Laws or reasonably requested by Parent for inclusion in the Offer Documents, including, if applicable, the Required Information. Parent shall provide copies of the proposed forms of the Offer Documents (including any amendments or supplements thereto) to the Company and its Representatives as soon as practicable such that the Company and its Representatives are afforded a reasonable amount of time prior to the dissemination or filing thereof to review such material and comment thereon, and Parent shall reasonably consider in good faith any comments of such Persons. Parent and the Company shall respond promptly to any comments of the SEC or its staff with respect to the Offer Documents and promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by the Federal Securities Laws. Parent shall amend or supplement, as promptly as practicable, the Offer Documents and cause the Offer Documents, as so amended or supplemented, to be filed with the SEC and to be disseminated to the holders of Parent Ordinary Shares, in each case as and to the extent required by the Federal Securities Laws and subject to the terms and conditions of this Agreement and the applicable Parent Governing Documents. Parent shall provide the Company with copies of any written comments, and shall inform the Company of any material oral comments, that Parent or any of its Representatives receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments and shall give the Company and its Representatives a reasonable opportunity prior to responding thereto to review and comment on any proposed written or material oral responses to such comments. Parent shall reasonably consider in good faith any such comments of such Persons. Parent shall use commercially reasonable efforts to “clear” comments from the SEC and its staff with respect to the Offer Documents and to permit the Company to participate with Parent or its Representatives in any discussions or meetings with the SEC and its staff regarding the Offer Documents. The Company shall, and shall cause each of the Group Companies to, make their respective directors, officers and employees and use commercially reasonable efforts to make their accountants, in each case upon reasonable advance notice, reasonably available to Parent and its Representatives in connection with the drafting of the public filings with respect to the Merger (including the Offer Documents) and responding in a timely manner to comments thereon from the SEC or its staff.

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(f) If at any time prior to the Effective Time, any information relating to Parent, or the Company, or any of their respective Subsidiaries, Affiliates, officers or directors, should be discovered by the Company or Parent, as applicable, that should be set forth in an amendment or supplement to the Offer Documents, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify each other Party hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the Parent shareholders.

(g) Notwithstanding anything else to the contrary in this Agreement or any Transaction Document, Parent may make any public filing with respect to the Merger to the extent required by applicable Law.

7.02 Regulatory Filings. Within twenty (20) Business Days after the date hereof, the Parties shall make, or cause to be made, the filing required (if any) of each of them or any of their respective Subsidiaries or Affiliates under the HSR Act with respect to the transactions contemplated hereby. The Parties shall make, or cause to be made, as promptly as practicable, all filings necessary to obtain all Regulatory Approvals other than the HSR Clearance. The Parties shall use their reasonable best efforts to: (a) respond to any requests for additional information made by any Governmental Entity; (b) provide the other Party with a reasonable opportunity to review and comment on any filing, submission, response to an information request or other (oral or written) communication to be submitted or made to any Governmental Entity and such receiving Party shall consider any such received comments in good faith; (c) advise the other Party (and, where applicable, provide a copy) of any written or oral communications that it receives from any Governmental Entity in respect of such filings (including in respect of any supplementary filings or submissions) and otherwise in connection with satisfying the Regulatory Approvals; and (d) provide the other Party with a reasonable opportunity to participate in any meetings with any Governmental Entity (subject to any opposition by a Governmental Entity to a particular party’s participation in such meeting) and participate in, or review, any material communication before it is made to any Governmental Entity. Notwithstanding the foregoing, each Party has the right to redact or otherwise exclude a Party from receiving any confidential competitively sensitive information otherwise required to be shared under this Section 7.02, provided that such other Party’s external counsel shall be entitled to receive such confidential competitively sensitive information on an external counsel only basis. The Parties shall: (i) not agree to an extension of any waiting period or review being undertaken by a Governmental Entity without the other Party’s prior written consent; (ii) cause any applicable waiting periods to terminate or expire at the earliest possible date; and (iii) resist vigorously, at their respective cost and expense, any Order challenging the completion of the Merger or any temporary or permanent injunction which could delay or prevent the Closing, all to the end of expediting consummation of the Merger contemplated herein. Without limiting the generality of Parent’s undertaking pursuant to this Section 7.02, Parent agrees to use commercially reasonable efforts to take any and all steps necessary to avoid or eliminate each and every impediment under any Antitrust Law or competition or trade regulation Law that may be asserted by any Governmental Entity or any other party so as to enable the Parties to close the transactions contemplated by this Agreement as promptly as possible, including proposing, negotiating, committing to and effecting, by consent decree, order, hold separate orders, or otherwise, the sale, divestiture or disposition of any of its assets, properties or businesses or of the assets, properties or businesses to be acquired by it pursuant to this Agreement as are required to be divested, or otherwise offering to take or offering to commit to take any action which it is capable of taking and if the offer is accepted, taking or committing to take such action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, services or assets of Parent, the Surviving Company or their respective Subsidiaries, in each case, in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Order in any suit or proceeding, which would otherwise have the effect of materially delaying or preventing the consummation of the Merger contemplated by this Agreement. In addition, Parent shall use its commercially reasonable efforts to defend through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any Order (whether temporary, preliminary or permanent) that would prevent the Closing. Any filing fee required in connection with seeking the Regulatory Approvals shall be paid one hundred percent (100%) by the Company as a Company Transaction Expense. This Section 7.02 shall not apply with respect to Tax matters.

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7.03 Shareholder Vote; Recommendation of the Parent Board. Parent, through the Parent Board, shall recommend that Parent’s shareholders vote in favor of adopting and approving all Parent Proposals, and Parent shall include such recommendation in the Proxy Statement. Prior to the termination of this Agreement in accordance with Article XI, neither the Parent Board nor any committee or agent or Representative thereof shall (i) withdraw (or modify in any manner adverse to the Company), or propose to withdraw (or modify in any manner adverse to the Company), the Parent Board’s recommendation in favor of any Parent Proposal, (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Parent Acquisition Transaction, (iii) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow Parent to execute or enter into, any agreement related to a Parent Acquisition Transaction, (iv) enter into any agreement, letter of intent, or agreement in principle requiring Parent to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder, (v) fail to recommend against any Parent Acquisition Transaction, (vi) fail to re-affirm the aforementioned Parent Board recommendation of the Parent Proposals at the written request of the Company within five (5) Business Days or (vii) resolve or agree to do any of the foregoing.

7.04 Parent Shareholders’ Meeting.

(a) Parent shall take all action necessary under applicable Law to, in consultation with the Company, establish a record date for, call, give notice of and hold a meeting of the holders of Parent Ordinary Shares to consider and vote on the Parent Proposals (such meeting, the “Parent Shareholders’ Meeting”). The Parent Shareholders’ Meeting shall be held as promptly as practicable, in accordance with applicable Law and the Parent Governing Documents, after the Proxy Statement is “cleared” by the SEC. Parent shall take reasonable measures to ensure that all proxies solicited in connection with the Parent Shareholders’ Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Parent Shareholders’ Meeting, or a date preceding the date on which the Parent Shareholders’ Meeting is scheduled, Parent reasonably believes that (i) it will not receive proxies sufficient to obtain the Parent Required Vote, whether or not a quorum would be present or (ii) it will not have sufficient Parent Ordinary Shares represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Shareholders’ Meeting, Parent may postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Shareholders’ Meeting as long as the date of the Parent Shareholders’ Meeting is not postponed or adjourned more than an aggregate of 30 calendar days in connection with any postponements or adjournments.

(b) Parent’s obligation to call, give notice of and hold the Parent Shareholders’ Meeting in accordance with Section 7.04(a) shall not be limited or otherwise affected by any breach by Parent of Section 7.03.

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7.05 Listing. From the date of this Agreement through the Closing, Parent shall use all reasonable efforts that are necessary or desirable for Parent to remain listed as a public company on, and for Parent Ordinary Shares to be tradable over, the applicable Nasdaq market(s).

7.06 Operations of Parent Prior to the Closing. Between the date hereof and the Closing, and except as contemplated by this Agreement or with the prior written approval of the Company or in accordance with the Prospectus, Parent shall, and shall cause Merger Sub to (i) conduct their respective businesses, in all material respects, in the Ordinary Course of Business, (ii) comply with all applicable Laws, (iii) use commercially reasonable efforts to keep available the services of their respective officers and employees and (iv) not take any of the following actions:

(a) make any amendment or modification to any of the Parent Governing Documents;

(b) take any action in violation or contravention of any of the Parent Governing Documents, applicable Law or any applicable rules and regulations of the SEC and Nasdaq;

(c) split, combine or reclassify the Parent Ordinary Shares;

(d) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other security interests, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such equity securities or other security interests;

(e) make any redemption or purchase of its equity interests, except pursuant to the Offer;

(f) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its equity securities;

(g) effect any recapitalization, reclassification, equity split or like change in its capitalization;

(h) make any amendment or modification to the Parent Trust Agreement;

(i) make or allow to be made any reduction or increase in the Parent Trust Amount, other than as expressly permitted by the Parent Governing Documents;

(j) incur any Indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of Parent or Merger Sub or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any Person for indebtedness;

(k) contact (or permit any of its employees, agents, Representatives or Affiliates to contact) any customer, supplier, distributor, joint-venture partner, lessor, lender or other material business relation of any Group Company regarding any Group Company, its business or the Merger;

(l) establish any Subsidiary or acquire any interest in any asset;

(m) prepare or file any Tax Return materially inconsistent with past practice or, on any such Tax Return, take any position, make any election, or adopt any method that is materially inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods (including materially inconsistent positions, elections or methods that would have the effect of deferring income to periods ending after the Closing Date or accelerating deductions to periods ending on or before the Closing Date);

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(n) settle or otherwise compromise any material Claim relating to Taxes, enter into any closing agreement or similar agreement relating to Taxes, otherwise settle any material dispute relating to Taxes, or request any ruling or similar guidance with respect to Taxes;

(o) amend, waive or terminate, in whole or in part, the Sponsor Voting Agreement or any other material agreement to which Parent or Merger Sub is a party;

(p) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(q) adopt any Parent Employee Benefit Plan; or

(r) enter into any agreement or commitment to do any of the foregoing, or any action or omission that would result in any of the foregoing.

7.07 No Claim Against Parent Trust. The Company acknowledges that it has read the Prospectus and that Parent has established the Parent Trust from the proceeds of its initial public offering (“IPO”) and from certain private placements occurring simultaneously with the IPO for the benefit of the shareholders of Parent Public Shares (the “Public Shareholders”) and certain parties (including the underwriters of the IPO) and that, except for a portion of the interest earned on the amounts held in the Parent Trust, Parent may disburse monies from the Parent Trust only: (a) to the Public Shareholders in the event they elect to redeem Parent Ordinary Share in connection with the consummation of Parent’s initial business combination (as such term is used in the Prospectus) (“Business Combination”), (b) to the Public Shareholders if Parent fails to consummate a Business Combination within twenty-one months from the closing of the IPO, (c) any amounts necessary to pay any Taxes or (d) to, or on behalf of, Parent after or concurrently with the consummation of a Business Combination. The Company hereby agrees that, it does not now and shall not at any time hereafter have (other than its rights upon Closing) any right, title, interest or claim of any kind in or to any monies in the Parent Trust or distributions therefrom, or make any claim prior to Closing against the Parent Trust, regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Claims”). The Company hereby irrevocably waives any Claims it may have against the Parent Trust (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with Parent and will not, prior to the Closing, seek recourse against the Parent Trust (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Agreement). For the avoidance of doubt, notwithstanding anything to the contrary contained herein, the waivers under this Section 7.07 will continue to apply at and after the Closing or termination of this Agreement (as applicable) to distributions made to redeeming Public Shareholders and for transaction expenses paid. The Company agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by Parent to induce it to enter into this Agreement. This Section 7.07 shall not limit the Company’s right to seek specific performance against Parent pursuant to Section 14.19, including the right to seek specific performance against Parent to require Parent to take such actions contemplated by this Agreement subject to the satisfaction of Parent’s conditions to the Closing in Section 8.01, and to comply with the terms of the Parent Trust Agreement, including distribution of funds from the Parent Trust upon the Closing in accordance with the terms of this Agreement.

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7.08 Exclusive Dealing. During the period from the date hereof through the Closing or the earlier termination of this Agreement, Parent will not take any action to knowingly initiate, solicit or engage in discussions or negotiations with, or knowingly provide any information to, any Person (other than the Company and the Company’s Representatives) concerning any alternative business combination transaction involving Parent, including any purchase or sale of equity or assets of Parent by any other Person, any purchase or sale of equity or assets of any other Person by Parent, any merger, combination or recapitalization of Parent or any Subsidiary thereof or any merger, combination or recapitalization of any other Person in a transaction to which Parent or any Subsidiary thereof is a party (each such transaction, a “Parent Acquisition Transaction”); provided that this Section 7.08 will not apply to Parent in connection with communications to its shareholders related to the transactions contemplated by this Agreement. Parent will, and will cause its Subsidiaries to, cease and cause to be terminated any existing discussions, communications or negotiations with any Person (other than the Company and the Company’s Representatives) conducted heretofore with respect to any Parent Acquisition Transaction.

Article VIII
CONDITIONS TO CLOSING

8.01 Conditions to Parent’s and Merger Sub’s Obligations. The obligations of Parent and Merger Sub to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or, if permitted by applicable Law, waiver by Parent and Merger Sub in writing) of the following conditions as of the Closing Date:

(a) (i) the Company Fundamental Representations will be true and correct in all respects (except, with respect to the representations and warranties set forth in the second sentence of Section 3.04(a), to the extent de minimis or except to the extent set forth on the Closing Certificate and included in the determinations of Per Share Closing Merger Consideration) at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case only as of such date) and (ii) all other representations and warranties of the Company contained in Article III of this Agreement will be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein, other than (x) with respect to Section 3.06(a) (y) to the extent that such “materiality” or “Material Adverse Effect” qualifier defines the scope of items or matters disclosed in the Disclosure Schedules, or (z) to the extent that the term “material” or a variation thereof is used in any defined terms or the definitions of any defined terms hereunder) at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case only as of such date), except, in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct (giving effect to the applicable exceptions set forth in the Disclosure Schedules but without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein (other than with respect to Section 3.06(a) and other than to the extent that such “materiality” or “Material Adverse Effect” qualifier defines the scope of items or matters disclosed in the Disclosure Schedules)) has not had, and would not have, a Material Adverse Effect;

(b) the Company will have performed and complied with in all material respects all of the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing;

(c) the Company shall have obtained the Written Stockholder Consent;

(d) The Parent Shareholder Approval shall have been obtained;

(e) The applicable waiting periods, if any, under the HSR Act will have expired or been terminated;

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(f) No Order will have been entered and no Law will be in effect that prevents or makes illegal the performance of this Agreement or the consummation of any of the transactions contemplated hereby, declares unlawful the transactions contemplated by this Agreement or causes such transactions to be rescinded;

(g) There will not have been a Material Adverse Effect since the date hereof;

(h) The Company will have delivered to Parent each of the following:

(i) a certificate of an authorized officer of the Company, solely in his or her capacity as such and not in his or her personal capacity, dated as of the Closing Date, stating that the conditions specified in Section 8.01(a) and Section 8.01(b), as they relate to the Company, have been satisfied;

(ii) a certificate signed by the Company CEO, solely in his capacity as such and not in his personal capacity, setting forth all Company Transaction Expenses along with final invoices from service providers to the Company in respect of the Merger and all transactions in connection therewith stating that the amount set forth in such invoice represents payment in full for all such services provided by the service provider to the Company for services performed through the Closing Date;

(iii) the Written Stockholder Consent specified in Section 5.07;

(iv) a waiver or termination, in a form reasonably satisfactory to Parent, by each of the Restricted Stockholders waiving or terminating any rights of first refusal such Restricted Stockholder may have with respect to shares of the Company Stock that may apply under any document that the Company is a party to in effect immediately prior to the Closing; and

(v) certified copies of resolutions duly adopted by the Company’s board of directors authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby, and the consummation of all transactions contemplated hereby and thereby;

(i) Parent shall have received a fully executed Lock-Up Agreement from each Company Stockholder as of immediately prior to the Effective Time, other than any Dissenting Stockholder;

(j) Parent shall have received a fully executed Escrow Agreement from the Stockholder Representative, as of immediately prior to the Effective Time;

(k) Parent shall have received a fully executed Registration Rights Agreement from each Company Stockholder that executed as Lock-Up Agreement and that desires to be a party to the Registration Rights Agreement;

(l) Parent shall have received Non-Competition and Non-Solicitation Agreements from each of the Persons set forth on Schedule 8.01(l) of the Company Disclosure Letter in favor of and for the benefit of Parent, the Company and each of the other Covered Parties (as defined therein) in substantially the form attached as Exhibit K hereto (each, a “Non-Competition Agreement”), duly executed by each such Person and the Company; and

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(m) Parent shall have at least $7,500,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the closing of the Offer.

If the Closing occurs, all Closing conditions set forth in this Section 8.01 that have not been fully satisfied as of the Closing will be deemed to have been waived by Parent and Merger Sub.

8.02 Conditions to the Company’s Obligations. The obligation of the Company to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or, if permitted by applicable Law, waiver by the Company in writing) of the following conditions as of the Closing Date:

(a) (i) The Parent Fundamental Representations will be true and correct in all respects at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case only as of such date) and (ii) all other representations and warranties contained in Article IV of this Agreement will be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein, other than with respect to Section 4.08(a)) at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case only as of such date), except, in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein, other than with respect to Section 4.08(a)) has not had, and would not have, a Parent Material Adverse Effect;

(b) Parent and Merger Sub will have performed and complied with in all material respects all the covenants and agreements required to be performed by them under this Agreement at or prior to the Closing;

(c) The Parent Ordinary Shares to be issued as the Merger Consideration Shares shall have been approved for listing on Nasdaq, subject to official notice of issuance;

(d) The Parent Shareholder Approval shall have been obtained;

(e) The applicable waiting periods, if any, under the HSR Act will have expired or been terminated;

(f) No Order will have been entered and no Law will be in effect that prevents or makes illegal the performance of this Agreement or the consummation of any of the transactions contemplated hereby, declares unlawful the transactions contemplated by this Agreement or causes such transactions to be rescinded;

(g) Parent shall have at least $7,500,000 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the closing of the Offer;

(h) The persons identified in Schedule 1.04(b) of the Parent Disclosure Letter shall have been approved and duly elected or appointed to the Parent Board, effective as of the Closing;

(i) The Company shall have obtained an opinion of Sidley (or if Sidley is unable to issue such an opinion, of another nationally recognized law firm proposed by the Company that is reasonably acceptable to Parent), dated as of the Closing Date and in form and substance reasonably satisfactory to the Company, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications (the “Company Tax Opinion”);

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(j) The Company shall have received a duly executed counterpart signature page for Parent to the Registration Rights Agreement, the Lock-Up Agreements and the Escrow Agreement;

(k) The Domestication shall have been completed;

(l) There will not have been a Parent Material Adverse Effect since the date hereof; and

(m) Parent will have delivered to the Company each of the following:

(i) a certificate of an authorized officer of each of Parent and Merger Sub in his or her capacity as such, dated as of the Closing Date, stating that the conditions specified in Section 8.02(a) and Section 8.02(b), as they relate to such entity, have been satisfied;

(ii) certified copies of resolutions of the requisite holders of the voting shares of the Merger Sub approving the consummation of the transactions contemplated by this Agreement;

(iii) certified copies of the resolutions duly adopted by Parent Board (or its equivalent governing body) and Merger Sub’s board of directors authorizing the execution, delivery and performance of this Agreement; and

(iv) written resignations, in forms satisfactory to the Company, dated as of the Closing Date and effective as of the Closing, executed by (A) all officers of Parent and (B) all persons serving as directors of Parent immediately prior to the Closing who are not set forth on Schedule 1.04(b) of the Company Disclosure Letter.

If the Closing occurs, all closing conditions set forth in this Section 8.02 that have not been fully satisfied as of the Closing will be deemed to have been waived by the Company.

Article IX
INDEMNIFICATION OF OFFICERS AND DIRECTORS OF THE COMPANY

9.01 Indemnification of Officers and Directors of the Company. If the Closing occurs, Parent shall cause all rights to indemnification and advancement of expenses and all limitations on liability existing in favor of any employee, officer or director of any of the Group Companies (collectively, the “Company Indemnitees”), as provided in the Organizational Documents of the applicable Group Company, to survive the consummation of the transactions contemplated hereby and continue in full force and effect and be honored by the Surviving Company and Parent after the Closing. After the Effective Time, Parent and the Surviving Company shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of (i) the Surviving Company’s certificate of incorporation as in effect immediately after the Effective Time (the form of which is attached hereto as Exhibit B), (ii) the Surviving Company’s by-laws as in effect immediately after the Effective Time (the form of which is attached hereto as Exhibit C), (iii) any certificate of incorporation, by-laws or similar organizational documents of each other Group Company as in effect immediately prior to the Effective Time and (iv) any indemnification agreements of any Group Company with any of their respective directors, officers or employees as in effect immediately prior to the Effective Time, and in each case of clauses (i), (ii), (iii) and (iv) shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors, officers or employees of any Group Company. The obligations of Parent and the Surviving Company under this Section 9.01 shall not be terminated or modified in such a manner as to adversely affect any Company Indemnitee to whom this Section 9.01 applies without the consent of such affected Company Indemnitee (it being expressly agreed that the Company Indemnitees to whom this Section 9.01 applies shall be intended third party beneficiaries of this Section 9.01). If the Closing occurs, Parent shall cause the Surviving Company to pay all expenses to any Company Indemnitee incurred in successfully enforcing the indemnity or other obligations provided for in this Section 9.01.

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9.02 Indemnification by Successors and Assigns. In the event Parent, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets or stock or other equity interests to any Person, then and in each such case, Parent shall ensure that proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be (or their respective successors and assigns), shall assume the obligations set forth in this Article IX.

9.03 Tail Policy. The Company shall, or shall cause its Affiliates to, obtain at its or their expense a “tail” directors’ and officers’ liability insurance policy, effective for a period of at least six (6) years from the Closing Date, for the benefit of the Group Companies or any of their officers and directors, as the case may be, with respect to claims arising from facts or events that occurred on or before the Closing Date. Fifty percent of the cost of the insurance policy shall be treated as a Company Transaction Expense and fifty percent of the cost of the insurance policy shall be treated as a Parent Transaction Expense. Parent shall cause such “tail” policy to be maintained in full force and effect, for its full term, and cause the Surviving Company to honor all obligations thereunder.

Article X
INDEMNIFICATION BY COMPANY STOCKHOLDERS

10.01 Indemnification by Company Stockholders.

(a) Subject to the terms and conditions of this Article X, if the Closing occurs, the Company Stockholders (collectively, the “Indemnifying Parties”) will severally, but not jointly or jointly and severally, indemnify, defend and hold harmless Parent, its Affiliates and their respective officers, directors, managers, employees, successors and permitted assigns (each, with respect to any claim made pursuant to this Agreement, the “Indemnified Party”) from and against any and all Losses paid, suffered or incurred by, or imposed upon an Indemnified Party to the extent arising in whole or in part out of or resulting directly or indirectly from (whether or not involving a Third Party Claim): (i) the breach of any representation or warranty made by the Company set forth in Article III; or (ii) the breach of any covenant or agreement on the part of the Company set forth in this Agreement to be performed prior to or at the Closing.

(b) Any indemnification claims by an Indemnified Party pursuant to Section 10.01(a) shall be paid with the Escrow Shares then remaining in the Escrow Account. With respect to any such indemnification payment, the value of each Escrow Share for purposes of determining the indemnification payment shall be the Parent Share Price on the date that the indemnification claim is finally determined in accordance with this Article X. For successful indemnification claims by an Indemnified Party, within five (5) Business Days after the indemnification claim is finally determined in accordance with this Article X, the Escrow Agent shall disburse and transfer a number of Escrow Shares, valued at the Parent Share Price, equal to the amount of such indemnification claim (as determined in accordance with this Article X) from the Escrow Account to Parent (and Parent and the Stockholder Representative will provide or cause to be provided to the Escrow Agent any written instructions or other information or documents required by the Escrow Agent to do so).

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10.02 Limitations and General Indemnification Provisions.

(a) Except in the case of Fraud by a Group Company, the maximum aggregate amount of indemnification payments which the Indemnifying Parties will be obligated to pay in the aggregate under Section 10.01 shall not exceed the Escrow Shares in the Escrow Account (valued at the applicable Parent Share Price).

(b) Except in the case of Fraud by a Group Company, the sole and exclusive recourse for any amount finally determined to be owed in respect of any indemnity obligations pursuant to this Article X shall be made only by disbursement of Escrow Shares out of the Escrow Account, no other assets shall in any respect be used to satisfy such indemnity obligations, and once the Escrow Account shall be depleted or released, such indemnity obligations shall terminate.

(c) Notwithstanding anything to the contrary, the Company Stockholders shall not have any indemnification obligations for Losses under Section 10.01(a) unless the aggregate amount of all such Losses for which such Indemnifying Party would, but for this Section 10.02(c), be liable thereunder exceeds on an aggregate basis $500,000, and then only to the extent of such excess.

(d) For purposes of calculating the amount of any Loss arising from a breach of any representation or warranty subject to indemnification under Section 10.01(a) (but not for purposes of determining whether any such breach has occurred), all “material”, “materially”, “in all material respects”, “Material Adverse Effect”, and other like qualifications shall be disregarded.

(e) In the event Parent proceeds with the Closing notwithstanding actual knowledge by Parent or any Affiliate of Parent at or prior to the Closing (as evidenced in a writing, either from the Company to Parent or from Parent to the Company) of any breach by the Company of any representation, warranty, covenant or agreement in Article III or in any certificate delivered by the Company pursuant hereto, no Indemnified Party shall have any claim or recourse against the Company Stockholders or the Escrow Account with respect to such breach, under this Article X or otherwise.

(f) The amount of any Losses suffered or incurred by any Indemnified Party shall be reduced by the amount of any insurance proceeds or other third party sources of indemnity or recovery paid to the Indemnified Party or any Affiliate thereof as a reimbursement with respect to such Losses, net of the costs of collection and the increases in insurance premiums resulting from such Loss or insurance payment.

(g) Each Indemnified Party agrees that in the event of any breach giving rise to an indemnification obligation under this Article X, such Indemnified Party shall take and shall cause its Affiliates to take, or cooperate with the Indemnifying Parties if so requested by the Indemnifying Party, in order to take, commercially reasonable steps to mitigate any of its Losses upon becoming aware of any event or condition which could reasonably be expected to result in any Losses which are indemnifiable hereunder.

(h) The amount of any Losses for which indemnification is provided under this Article X shall be reduced to take account of any Tax Benefit realizable by the indemnified party arising from the incurrence or payment of any such Loss (whether arising in the year of such Loss or in a subsequent year). For purposes of this Section 10.02(h), a “Tax Benefit” means an amount by which the Tax liability of the Indemnified Party (or the consolidated, combined, unitary or similar Tax group including the Indemnified Party) or, if the Indemnified Party is a pass-through entity for Tax purposes, the members of the Indemnified Party, is reduced or is reasonably expected to be reduced (including by deduction, reduction of income by virtue of increased Tax basis or otherwise, entitlement to refund, credit or otherwise) plus any related interest received from the relevant Governmental Entity.

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(i) Notwithstanding anything to the contrary, the Indemnified Parties shall be deemed not to have suffered any Losses (whether in contract, tort or otherwise) to the extent that such Losses (i) are accrued, provided or reserved for, or otherwise reflected or taken into account in, the Company Financial Statements, (ii) arise from any item or matter that is included or otherwise taken into account in, or was raised or could have been raised as part of the settlement of, Closing Working Capital or the other items of the Closing Certificate and Final Closing Certificate or (iii) arise out of changes after the Closing Date in accounting principles or applicable Laws, rules or regulations or interpretations thereof.

10.03 Indemnification Procedures.

(a) Parent shall have the sole right to act on behalf of any the Indemnified Parties with respect to any indemnification claims made pursuant to this Article X, including bringing and settling any indemnification claims hereunder and receiving any notices on behalf of an Indemnified Party. The Stockholder Representative shall have the sole right to act on behalf of the any of the Indemnifying Parties with respect to any indemnification claims made pursuant to this Article X, including defending and settling any indemnification claims hereunder and receiving any notices on behalf of the Indemnifying Parties, provided, however, that, following the Closing, Parent shall have the right to defend and settle Third Party Claims to the extent provided in Section 10.03(c) below.

(b) Subject to Section 10.03(c) below, in order to make a claim for indemnification hereunder, the Indemnified Party must provide written notice (a “Claim Notice”) of such claim to the Stockholder Representative on behalf of the Indemnifying Parties and to the Escrow Agent, which Claim Notice shall include (i) a reasonable description of the facts and circumstances which relate to the subject matter of such indemnification claim to the extent then known and (ii) the amount of Losses suffered by the Indemnified Party in connection with the claim to the extent known or reasonably estimable (provided, that the Indemnified Party may thereafter in good faith adjust the amount of Losses with respect to the claim by providing a revised Claim Notice to the indemnifying party and the Escrow Agent); provided, that the copy of any Claim Notice provided to the Escrow Agent shall be redacted for any confidential or proprietary information of the Indemnifying Party or the Indemnified Party described in clause (i).

(c) Parent will promptly (but in any event within five (5) Business Days following Parent’s receipt of notice of the claim) notify the Stockholder Representative in writing in the event that it becomes aware of any claim of a third party (including any Governmental Entity) (a “Third Party Claim”) that might reasonably result in a claim for indemnification under this Article X; provided, that the failure to give such notice will not relieve the Indemnifying Party of its indemnification obligations except to the extent that the Indemnifying Party is prejudiced by such failure. Upon receipt of notice of such Third Party Claim or upon otherwise becoming aware of a Third Party Claim, the Indemnified Party may provide a Claim Notice in accordance with Section 10.03(b) above.

(i) The Indemnifying Party shall have the right at its sole option (x) to participate in the defense of a Third Party Claim and (y) control, defend against, negotiate, settle or otherwise deal with such Third Party Claim and be represented by counsel selected by the Indemnifying Party, which counsel is not reasonably objected to by the Indemnified Party (provided, that in the case of clause (y), where the Company Stockholders are the Indemnifying Party, the money damages reasonably expected to be payable to the applicable third party in respect of such Third Party Claim, as reasonably determined by the Stockholder Representative in good faith as of the time such Third Party Claim is made, are not greater than 200% of the value of the Escrow Shares (valued at the applicable Parent Share Price) in the Escrow Account at the time such Third Party Claim is made). If the Indemnifying Party shall assume the defense of any Third Party Claim, the Indemnifying Party shall not be liable for the legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof, but the Indemnified Party may participate, at the Indemnified Party’s own expense, in the defense of such Third Party Claim; provided, however, that such Indemnified Party shall be entitled to participate in any such defense with separate counsel at the expense of the Indemnifying Party if (A) so requested by the Indemnifying Party to participate or (B) in the reasonable written opinion of counsel to the Indemnified Party, a conflict exists on a material issue between the Indemnified Party and the Indemnifying Party that would make such separate representation advisable; provided, further, however, that the Indemnifying Party shall not be required to pay for more than one (1) such counsel for all Indemnified Parties in connection with any Third Party Claim. All the Indemnified Parties shall cooperate in the defense, negotiation and settlement of any Third Party Claim. Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information that are reasonably relevant to such Third Party Claim, and making employees available (without charge) at such times and places as may be reasonably necessary to defend against such Third Party Claim for the purpose of providing additional information, explanation or testimony in connection with such Third Party Claim. If the Indemnifying Party elects not to control, defend against, negotiate, settle or otherwise deal with any Third Party Claim that relates to any Losses indemnified against hereunder, the Indemnified Party shall defend against, negotiate, settle or otherwise deal with such Third Party Claim.

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(ii) Notwithstanding anything in this Section 10.03 to the contrary, the Indemnified Party shall not, without the prior written consent of the Indemnifying Party which shall not be unreasonably withheld, (A) admit any liability with respect to, or settle or compromise any, Third Party Claim or (B) permit a default or consent to entry of any judgment. The Indemnifying Party may (1) settle or compromise any Third Party Claim or (2) permit a default or consent to entry of any judgment (x) without the consent of the Indemnified Party if such settlement or resolution is solely for money damages (which, in the case the Company Stockholders are the Indemnifying Parties, are fully compensated from the Escrow Account) and the Indemnified Party is not required to admit guilt or liability relating to such matter and (y) with the consent of the Indemnified Party in all other cases, such consent not to be unreasonably withheld, conditioned or delayed. Notwithstanding anything in this Section 10.03 to the contrary, if a settlement offer solely for money damages is made by the applicable third-party claimant, and the Indemnifying Party notifies the Indemnified Party in writing of the Indemnifying Party’s willingness to accept the settlement offer and, subject to the applicable limitations of Section 10.02, pay the amount called for by such offer, and the Indemnified Party declines to accept such offer, the Indemnified Party may continue to contest such Third Party Claim, free of any participation by the Indemnifying Party, and the amount of any ultimate liability with respect to such Third Party Claim that the Indemnifying Party has an obligation to pay hereunder, subject to the applicable limitations of Section 10.02, shall be limited to the lesser of (A) the amount of the settlement offer that the Indemnified Party declined to accept plus the indemnifiable Losses of the Indemnified Party relating to such Third Party Claim through the date of its rejection of the settlement offer or (B) the aggregate indemnifiable Losses of the Indemnified Party with respect to such Third Party Claim.

10.04 Exclusive Remedy. Following the Closing, except in case of Fraud by any Indemnifying Party, the sole and exclusive remedy for any and all claims by the Indemnified Parties arising under, out of or related to this Agreement shall be the rights of post-closing merger consideration adjustment set forth in Section 1.05, indemnification set forth in this Article X (including the Escrow Account) and specific performance set forth in Section 14.19, and no Indemnified Party will have any other entitlement, remedy or recourse, whether in contract, tort or otherwise, or whether at law or in equity, it being agreed that all of such other remedies, entitlements and recourse are expressly waived and released by the parties to the fullest extent permitted by applicable Law. The provisions of this Section 10.04 and the limited remedies provided in Section 1.05, Article X and Section 14.19, were specifically bargained for among the parties and were taken into account by the Parties in arriving at the Closing Aggregate Merger Consideration and Earnout Parent Share Consideration and the terms and conditions of this Agreement. The Stockholder Representative (on behalf of the Company Stockholders) has specifically relied upon the provisions of this Section 10.04 and the limited remedies provided Section 1.05, Article X and Section 14.19 in agreeing to the Closing Aggregate Merger Consideration and Earnout Parent Share Consideration and the terms and conditions of this Agreement.

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10.05 NO ADDITIONAL REPRESENTATIONS; NO RELIANCE. PARENT AND MERGER SUB ACKNOWLEDGE AND AGREE THAT: (A) NOTWITHSTANDING ANY PROVISION OF THIS AGREEMENT TO THE CONTRARY, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY THE COMPANY IN ARTICLE III, NO GROUP COMPANY OR AFFILIATE THEREOF NOR ANY OTHER PERSON HAS MADE ANY REPRESENTATION OR WARRANTY WITH RESPECT TO THE GROUP COMPANIES OR ANY OTHER PERSON OR THEIR RESPECTIVE BUSINESSES, OPERATIONS, ASSETS, LIABILITIES, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO PARENT, MERGER SUB OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OF ANY DOCUMENTATION, FORECASTS, PROJECTIONS OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING; (B) PARENT AND MERGER SUB HAVE NOT RELIED ON ANY REPRESENTATION OR WARRANTY FROM THE COMPANY STOCKHOLDERS, THE COMPANY OR ANY OTHER PERSON IN DETERMINING TO ENTER INTO THIS AGREEMENT, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT; AND (C) NONE OF THE COMPANY STOCKHOLDERS, THE COMPANY OR ANY OTHER PERSON WILL HAVE, OR BE SUBJECT TO, ANY LIABILITY TO PARENT, MERGER SUB OR ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO PARENT AND MERGER SUB, OR THEIR USE, OF ANY INFORMATION REGARDING THE GROUP COMPANIES FURNISHED OR MADE AVAILABLE TO PARENT AND MERGER SUB AND THEIR REPRESENTATIVES, INCLUDING ANY INFORMATION, DOCUMENTS OR MATERIAL MADE AVAILABLE TO PARENT IN ANY DATA ROOM, MANAGEMENT PRESENTATIONS OR IN ANY OTHER FORM IN EXPECTATION OF THE TRANSACTIONS CONTEMPLATED HEREBY, EXCEPT IN THE CASE OF FRAUD. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY THE COMPANY IN ARTICLE III, ALL OTHER REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS OR IMPLIED, ARE EXPRESSLY DISCLAIMED BY THE COMPANY.

Article XI
TERMINATION

11.01 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of Parent and the Company;

(b) by Parent at any time before the Written Stockholder Consent has been obtained, by written notice to the Company, if the Written Stockholder Consent shall not have been provided to Parent prior to three (3) Business Days following the execution and delivery of this Agreement;

(c) by Parent by written notice to the Company, if any of the representations or warranties of the Company set forth in Article III will not be true and correct, or if the Company has failed to perform any covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Closing), such that any condition to the Closing set forth in either Section 8.01(a) or Section 8.01(b) would not be satisfied at or prior to the Outside Date and the breach or breaches causing such representations or warranties not to be true and correct, or the failure to perform any covenant or agreement, as applicable, are not cured (if capable of being cured) within 30 days after written notice thereof is delivered to the Company; provided that Parent and/or Merger Sub is not then in breach of this Agreement so as to cause any condition to the Closing set forth in either Section 8.02(a) or Section 8.02(b) to not be satisfied at or prior to the Outside Date;

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(d) by the Company by written notice to Parent, if any of the representations or warranties of Parent or Merger Sub set forth in Article IV will not be true and correct, or if Parent or Merger Sub has failed to perform any covenant or agreement on the part of Parent or Merger Sub, respectively, set forth in this Agreement (including an obligation to consummate the Closing), such that any condition to the Closing set forth in either Section 8.02(a) or Section 8.02(b) would not be satisfied at or prior to the Outside Date and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, are not cured (if capable of being cured) within 30 days after written notice thereof is delivered to Parent or Merger Sub; provided that the Company is not then in breach of this Agreement so as to cause any condition to the Closing set forth in Section 8.01(a) or Section 8.01(b) from being satisfied at or prior to the Outside Date;

(e) by Parent or the Company by written notice to the opposing party, as applicable, if the Closing has not occurred on or prior to the Outside Date and the Party seeking to terminate this Agreement pursuant to this Section 11.01(e) (including, in the case of Parent, Merger Sub) will not have breached in any material respect its obligations under this Agreement in any manner that will have proximately caused the failure to consummate the transactions contemplated by this Agreement on or prior to the Outside Date;

(f) by Parent or the Company, by written notice from Parent or the Company to the opposing party, as applicable, if any Governmental Entity of competent jurisdiction shall have issued an Order, enacted any Law or taken any other action restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby and, in the case of Orders and other actions, such Order or other action shall have become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 11.01(f) shall not be available to the party seeking to terminate if any action of such party or any failure of such party to act has contributed to such Order or other action and such action or failure constitutes a breach of this Agreement;

(g) by the Company by written notice to Parent, if (i) all of the conditions to the Closing set forth in Section 8.01 have been satisfied or waived (other than conditions that, by their nature, are to be satisfied at the Closing), (ii) the Closing has not occurred on or prior to the second Business Day after the satisfaction or waiver of each condition to the Closing set forth in Section 8.01 (other than conditions that, by their nature, are to be satisfied at the Closing) and (iii) at least two Business Days prior to exercising its termination right under this Section 11.01(g), the Company has notified Parent in writing that it is ready, willing and able to consummate the Merger;

(h) by Parent by written notice to the Company, if (i) all of the conditions to the Closing set forth in Section 8.02 have been satisfied or waived (other than conditions that, by their nature, are to be satisfied at the Closing), (ii) the Closing has not occurred on or prior to the second Business Day after the satisfaction or waiver of each condition to the Closing set forth in Section 8.02 (other than conditions that, by their nature, are to be satisfied at the Closing) and (iii) at least two Business Days prior to exercising its termination right under this Section 11.01(h), Parent has notified the Company in writing that it is ready, willing and able to consummate the Merger; and

(i) by the Company by written notice to Parent if (i) the Parent Board withdraws (or modifies in any manner adverse to the Company), or proposes to withdraw (or modify in any manner adverse to the Company), the Parent Board’s recommendation in favor of the Parent Proposals, or fails to reaffirm such recommendation as promptly as practicable (and in any event within five Business Days) after receipt of any written request to do so by the Company or (ii) if the Parent Shareholder Approval shall not have been obtained at the meeting of Parent shareholders to be held in accordance with the Proxy Statement (or at any adjournment or postponement thereof).

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11.02 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 11.01, all obligations of the Parties hereunder (other than the last two sentences of Section 5.02, this Section 11.02, Section 11.03, Section 12.01, Article XIII and Article XIV, which will survive the termination of this Agreement (other than the provisions of Section 14.19, which will terminate)) will terminate without any liability of any Party to any other Party; provided, further, that no termination will relieve a Party from any liability arising from or relating to any knowing and intentional breach of a representation, a warranty or a covenant by such Party prior to termination.

11.03 Expense Reimbursement.

(a) Notwithstanding Section 11.02 above or Section 14.02, in the event that there is a termination of this Agreement by the Company pursuant to (i) Section 11.01(d) (with respect to any underlying breach by Parent of its obligations under Section 7.01, Section 7.03, Section 7.04 or Section 7.08), Section 11.01(g) or Section 11.01(i) or (ii) Section 11.01(d) or Section 11.01(e), and, solely in the case of clause (ii), within 12 months after the date of the termination of this Agreement, Parent or its Affiliates consummate an alternative initial merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business acquisition or combination, or entering into contractual arrangements, with one or more businesses or entities  (an “Alternative Business Combination”) (or enter into a definitive agreement to consummate an Alternative Business Combination, which is later consummated), Parent shall reimburse the Company for the expenses documented and actually incurred by the Company and its Affiliates in connection with the authorization, preparation, negotiation, execution or performance of this Agreement and the transactions contemplated hereby, up to a maximum of $500,000 (the “Company Expense Reimbursement”).

(b) Notwithstanding Section 11.02 above or Section 14.02, in the event that there is a termination of this Agreement by Parent pursuant to (i) Section 11.01(b), Section 11.01(c) (with respect to any underlying breach by the Company or any Group Company of its obligation under Section 7.01(e)), or Section 11.01(h) or (ii) Section 11.01(c) or Section 11.01(e), and solely in the case of clause (ii), within 12 months after the date of the termination of this Agreement, the Company or its Affiliates consummate an Alternative Transaction (or enter into a definitive agreement to consummate an Alternative Transaction, which is later consummated), the Company shall reimburse Parent for the expenses documented and actually incurred by Parent and its Affiliates in connection with the authorization, preparation, negotiation, execution or performance of this Agreement and the transactions contemplated hereby, up to a maximum of $500,000 (the “Parent Expense Reimbursement”). Solely in the case of clause (i), in the event that (A) the breach by the Company or any Group Company causes Parent not able to satisfy its obligation under Section 7.01, Section 7.03, Section 7.04 or Section 7.08 or close the transaction contemplated by this Agreement on or prior to the Outside Date, or enter into a definitive agreement to consummate an Alternative Business Combination on or prior to the Outside Date, and (B) Parent ceases all operations except for the purpose of making required distributions to its shareholders pursuant to the Memorandum and Articles of Association or the Domesticated Parent Charter, as applicable, and any subsequent winding up of Parent’s affairs and is dissolved on the records of the appropriate Governmental Entity as a result of (i) the failure to obtain required shareholder approval in order to consummate any Parent Acquisition Transaction or (ii) occurrence of an Automatic Redemption Event (as defined in the Memorandum and Articles of Association or the Domesticated Parent Charter, as applicable) then the Company shall, pay to Sponsor, a termination fee equal to $4,500,000 (the “Termination Fee”), plus the Parent Expense Reimbursement.

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(c) If this Agreement is terminated in a circumstance in which the Company Expense Reimbursement becomes payable as provided in Section 11.03(a), then Parent shall pay, or cause to be paid, to the Company, by wire transfer of immediately available funds to an account designated in writing by the Company, the Company Expense Reimbursement (i) in the case of Section 11.03(a)(i), within ten (10) Business Days after Parent receives a written statement from the Company setting forth the amount of the Company Expense Reimbursement, or (ii) in the case of Section 11.03(a)(ii), within ten (10) Business Days after the consummation of such Alternative Business Combination and Parent’s receipt of a written statement from the Company setting forth the amount of the Company Expense Reimbursement. The right of the Company to seek the Company Expense Reimbursement will not limit the right of the Company to seek specific performance or other injunctive relief in lieu of terminating this Agreement or to seek the remedies provided by Section 14.12 on behalf of the Company Stockholders.

(d) If this Agreement is terminated in a circumstance in which the Parent Expense Reimbursement becomes payable as provided in Section 11.03(b), then the Company shall pay, or cause to be paid, to Parent, by wire transfer of immediately available funds to an account designated in writing by Parent, the Parent Expense Reimbursement (i) in the case of Section 11.03(b)(i), within ten (10) Business Days after the Company receives a written statement from Parent setting forth the amount of the Parent Expense Reimbursement or (ii) in the case of Section 11.03(b)(ii), within ten (10) Business Days after the consummation of such Alternative Transaction and the Company’s receipt of a written statement from Parent setting forth the amount of the Parent Expense Reimbursement. If this Agreement is terminated in a circumstance in which the Termination Fee becomes payable as provided in Section 11.03(b), then the Company shall pay, or cause to be paid, to Sponsor, by wire transfer of immediately available funds to an account designated in writing by Sponsor, the Termination Fee within five (5) Business Days after Parent’s dissolution on the records of the appropriate Governmental Entity. The right of Parent to seek the Parent Expense Reimbursement will not limit the right of Parent any to seek specific performance or other injunctive relief in lieu of terminating this Agreement.

Article XII
ADDITIONAL COVENANTS

12.01 Stockholder Representative.

(a) Appointment. In addition to the other rights and authority granted to the Stockholder Representative elsewhere in this Agreement, upon and by virtue of the approval of the requisite holders of capital stock of the Company of this Agreement, all of the Company Stockholders collectively and irrevocably constitute and appoint the Stockholder Representative as their agent and representative to act from and after the date hereof and to do any and all things and execute any and all documents that the Stockholder Representative determines may be necessary, convenient or appropriate to facilitate the consummation of the transactions contemplated by this Agreement or otherwise to perform the duties or exercise the rights granted to the Stockholder Representative hereunder, including: (i) execution of the documents and certificates pursuant to this Agreement; (ii) receipt of payments under or pursuant to this Agreement and disbursement thereof to the Company Stockholders and others, as contemplated by this Agreement; (iii) receipt and, if applicable, forwarding of notices and communications pursuant to this Agreement; (iv) administration of the provisions of this Agreement; (v) giving or agreeing to, on behalf of all or any of the Company Stockholders, any and all consents, waivers, amendments or modifications deemed by the Stockholder Representative, in his sole and absolute discretion, to be necessary or appropriate under this Agreement and the execution or delivery of any documents that may be necessary or appropriate in connection therewith; (vi) amending this Agreement or any of the instruments to be delivered to Parent pursuant to this Agreement; (vii) (A) disputing or refraining from disputing, on behalf of each Company Stockholder relative to any amounts to be received by such Company Stockholder under this Agreement or any agreements contemplated hereby, any claim made by Parent or Merger Sub under this Agreement or other agreements contemplated hereby, (B) negotiating and compromising, on behalf of each such Company Stockholder, any dispute that may arise under, and exercising, or refraining from exercising, any remedies available under, this Agreement or any other agreement contemplated hereby and (C) executing, on behalf of each such Company Stockholder, any settlement agreement, release or other document with respect to such dispute or remedy; (viii) engaging attorneys, accountants, agents or consultants on behalf of the Company Stockholders in connection with this Agreement or any other agreement contemplated hereby and paying any fees related thereto; and (ix) giving such instructions and taking action or refraining from taking such action, on behalf of such Company Stockholders, as the Stockholder Representative deems, in his sole discretion, necessary or appropriate to carry out the provisions of this Agreement. All such actions shall be deemed to be facts ascertainable outside this Agreement and shall be binding on the Company Stockholders.

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(b) Authorization. Notwithstanding Section 12.01(a), in the event that the Stockholder Representative desires further authorization or advice from the Company Stockholders on any matters concerning this Agreement, the Stockholder Representative will be entitled to seek such further authorization from the Company Stockholders prior to acting on their behalf. In such event, each Company Stockholder will vote based on each such Person’s Pro Rata Share and the authorization of a majority of such Persons will be binding on all of the Company Stockholders and will constitute the authorization of the Company Stockholders. The appointment of the Stockholder Representative is coupled with an interest and will be irrevocable by any Company Stockholder in any manner or for any reason. This authority granted to the Stockholder Representative will not be affected by the death, illness, dissolution, disability, incapacity or other inability to act of any principal pursuant to any applicable Law. XU hereby accepts his appointment as the initial Stockholder Representative.

(c) Vacancies. The Stockholder Representative may resign from his position as Stockholder Representative at any time by written notice delivered to Parent and the Company Stockholders. If there is a vacancy at any time in the position of the Stockholder Representative for any reason, such vacancy will be filled by the majority vote in accordance with the method set forth in Section 12.01(b) above.

(d) No Liability. All acts of the Stockholder Representative hereunder in his or its capacity as Stockholder Representative will be deemed to be acts on behalf of the Company Stockholders and not of the Stockholder Representative individually. The Stockholder Representative in his or its capacity as the Stockholder Representative will not have any liability for any amount owed to Parent pursuant to this Agreement, if any, including under Section 10.01. The Stockholder Representative will not be liable to Parent, the Company, Merger Sub or any other Person in his or its capacity as the Stockholder Representative, for any liability of a Company Stockholder or otherwise, or for anything that he or it may do or refrain from doing in connection with this Agreement. The Stockholder Representative will not be liable to the Company Stockholders, in his or its capacity as the Stockholder Representative, for any liability of a Company Stockholder or otherwise, or for any error of judgment, or any act done or step taken or omitted by him or it in good faith, or for any mistake in fact or Law, or for anything that he or it may do or refrain from doing in connection with this Agreement, except in the case of the Stockholder Representative’s gross negligence or willful misconduct as determined in a final and non-appealable judgment of a court of competent jurisdiction. The Stockholder Representative may seek the advice of legal counsel in the event of any dispute or question as to the construction of any of the provisions of this Agreement or his or its duties or rights hereunder, and he or it will incur no liability in his or its capacity as the Stockholder Representative to Parent, Merger Sub, the Company or the Company Stockholders and will be fully protected with respect to any action taken, omitted or suffered by him or it in good faith in accordance with the advice of such counsel. The Stockholder Representative will not, by reason of this Agreement, have a fiduciary relationship in respect of any Company Stockholder, except in respect of amounts received on behalf of the Company Stockholders.

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(e) Reimbursement of Stockholder Representative. After the Closing, the Company agrees to promptly reimburse the Stockholder Representative for up to $20,000.00 in the aggregate of reasonably documented out-of-pocket expenses the Stockholder Representative actually incurs in serving as the Stockholder Representative for the purposes stated in this Agreement. Other than such reimbursement for its out-of-pocket expenses, the Stockholder Representative will not be compensated or otherwise entitled to payment for providing services hereunder. Without limiting the foregoing, each Company Stockholder will, only to the extent of such Company Stockholder’s Pro Rata Share thereof, indemnify and defend the Stockholder Representative and hold the Stockholder Representative harmless against any Loss, damage, cost, Liability or expense actually incurred without fraud, gross negligence or willful misconduct by the Stockholder Representative (as determined in a final and non-appealable judgment of a court of competent jurisdiction) and arising out of or in connection with the acceptance, performance or administration of the Stockholder Representative’s duties under this Agreement. Any expenses or taxable income incurred by the Stockholder Representative in connection with the performance of his or its duties under this Agreement will not be the personal obligation of the Stockholder Representative but will be payable by and attributable to the Company Stockholders based on each such Person’s Pro Rata Share. Notwithstanding anything to the contrary in this Agreement, the Stockholder Representative will be entitled and is hereby granted the right to set off and deduct any unpaid or non-reimbursed expenses and unsatisfied Liabilities incurred by the Stockholder Representative in connection with the performance of his or its duties hereunder from amounts actually delivered to the Stockholder Representative pursuant to this Agreement. The Stockholder Representative may also from time to time submit invoices to the Company Stockholders (or to the Company (on behalf of the Company Stockholders)) covering such expenses and Liabilities, which will be paid by the Company Stockholders (or the Company (on behalf of the Company Stockholders)) promptly following the receipt thereof on a pro rata basis based on their respective Pro Rata Share. Upon the request of any Company Stockholder, the Stockholder Representative will provide such Company Stockholder with an accounting of all expenses and Liabilities paid by the Stockholder Representative in his or its capacity as such.

12.02 Disclosure Schedules. All Schedules included in the Company Disclosure Letter and the Parent Disclosure Letter (each, a “Schedule” and, collectively, the “Disclosure Schedules”) are incorporated herein and expressly made a part of this Agreement as though completely set forth herein. All references to this Agreement herein or in any of the Schedules will be deemed to refer to this entire Agreement, including all Schedules. The Schedules have been arranged for purposes of convenience in separately numbered sections corresponding to the sections of this Agreement; however, any item disclosed in any part, subpart, section or subsection of the Schedule referenced by a particular section or subsection in this Agreement will be deemed to have been disclosed with respect to every other part, subpart, section and subsection in another Schedule if the relevance of such disclosure to such other part, subpart, section or subsection is reasonably apparent on its face, notwithstanding the omission of an appropriate cross-reference. In each case, subject to the language of the applicable representations and warranties, obligations, covenants, conditions or agreements contained herein, any item of information, matter or document disclosed or referenced in, or attached to, the Schedules will not (a) be used as a basis for interpreting the terms “material,” “Material Adverse Effect” or other similar terms in this Agreement or to establish a standard of materiality, (b) represent a determination that such item or matter did not arise in the Ordinary Course of Business, (c) be deemed or interpreted to expand the scope of the Company’s, Parent’s or Merger Sub’s respective representations and warranties, obligations, covenants, conditions or agreements contained herein, (d) constitute, or be deemed to constitute, an admission of liability or obligation regarding such matter, (e) represent a determination that the consummation of the transactions contemplated by this Agreement requires the consent of any third party, (f) constitute, or be deemed to constitute, an admission to any third party concerning such item or matter, or (g) constitute, or be deemed to constitute, an admission or indication by the Company, Parent or Merger Sub that such item meets any or all of the criteria set forth in this Agreement for inclusion in the Disclosure Schedules. In each case, subject to the language of the applicable representations and warranties, obligations, covenants, conditions or agreements contained herein, no reference in the Disclosure Schedules to any contract will be construed as an admission or indication that such contract is enforceable or in effect as of the date hereof or that there are any obligations remaining to be performed or any rights that may be exercised under such contract. No disclosure in the Schedules relating to any possible breach or violation of any agreement or Law will be construed as an admission or indication that any such breach or violation exists or has actually occurred. Capitalized terms used in the Schedules and not otherwise defined therein have the meanings given to them in this Agreement.

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12.03 Proration of Straddle Period Taxes. For purposes of determining Working Capital, in the case of Taxes that are payable with respect to any Straddle Period, the portion of any such Taxes that is attributable to the portion of such Straddle Period ending on the day on which the Reference Time occurs shall be:

(a) in the case of Taxes that are either (i) based upon or related to income or receipts, or (ii) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), deemed equal to the amount that would be payable if the Tax period of the Company and its Subsidiaries (and each partnership in which the Company and its Subsidiaries is a partner) ended with (and included) the day prior to the Closing Date; provided, however, that any deductions realized on the Closing Date in connection with the payment of any Company Transaction Expenses and the Payoff Amount shall be taken into account notwithstanding that the Reference Time is 11:59 p.m. local time on the day immediately preceding the day on which the Effective Time occurs; and

(b) in the case of Taxes that are imposed on a periodic basis with respect to the assets or capital of the Company or any Subsidiary, deemed to be the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of calendar days in the portion of the period ending on and including the day prior to the Closing Date and the denominator of which is the number of calendar days in the entire period.

Article XIII
DEFINITIONS

13.01 Definitions. For purposes hereof, the following terms when used herein will have the respective meanings set forth below:

“Accounting Firm” has the meaning specified in Section 1.05(d).

“Accounting Principles” means the accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, elections, inclusions, exclusions and valuation and estimation methodologies) used and applied by the Group Companies in the preparation of the Latest Balance Sheet and Latest Statement of Operations, as applicable, whether or not in accordance with GAAP; provided that Accounting Principles (a) will not include any purchase accounting or other adjustment arising out of the consummation of the transactions contemplated by this Agreement, (b) will be based on facts and circumstances as they exist prior to the Closing and will exclude the effect of any act, decision or event occurring on or after the Closing, (c) will follow the defined terms contained in this Agreement and (d) will calculate any reserves, accruals or other non-cash expense items on a pro rata (as opposed to monthly accrual) basis to account for a Closing that occurs on any date other than the last day of a calendar month.

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“Accredited Investor” means a Person who is an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act).

“Affiliate” or “Affiliates” of any particular Person means any other Person controlling, controlled by, or under common control with, such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Agreement” has the meaning set forth in specified in the preamble.

“Alternative Business Combination” has the meaning specified in Section 11.03(a).

“Alternative Transaction” has the meaning specified in Section 5.05.

“Amended and Restated Certificate of Incorporation” mean the Company’s Amended and Restated Certificate of Incorporation, which was filed with the Secretary of State of the State of Delaware on July 27, 2018.

“Annual Financial Statements” has the meaning specified in Section 5.09.

“Antitrust Laws” means any federal, state or foreign Law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or the significant impediment of effective competition.

“Assumed Option” has the meaning specified in Section 1.02(e).

“Automatic Redemption Event” has the meaning specified in the Memorandum and Articles of Association or the Domesticated Parent Charter, as applicable.

“Business Combination” has the meaning specified in Section 7.07.

“Business Day” means a day that is neither a Saturday or a Sunday nor any other day on which banking institutions in New York, New York are authorized or obligated by Law to close.

“BVI Companies Act” means the BVI Business Companies Act, 2004, as amended.

“Cash” means, as of any time of determination, all cash, cash equivalents and marketable securities held by any Group Company at such time and determined in accordance with Accounting Principles, whether or not kept “on site” or held in deposit, checking, savings, brokerage or other accounts of or in any safety deposit box or other storage device. Cash will (a) be calculated net of issued but uncleared checks and drafts written or issued by any Group Company as of the Reference Time and (b) include checks and drafts received by the Group Companies or deposited for the account of the Group Companies.

“Certificate of Merger” has the meaning specified in Section 1.01(b).

“Claims” has the meaning specified in Section 7.07.

“Closing” has the meaning specified in Section 2.01.

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“Closing Aggregate Merger Consideration” means (a) $350,000,000 minus (b) the amount of the Closing Indebtedness, plus (c) the amount of the Closing Cash (which may be a positive or negative dollar amount), minus (d) the amount of the Company Transaction Expenses, plus (e) the Closing Tax Benefits, plus (f) if Closing Working Capital is greater than Target Working Capital, an amount equal to (x) Closing Working Capital minus (y) Target Working Capital, minus (g) if Target Working Capital is greater than the Closing Working Capital an amount equal to (x) Target Working Capital minus (y) Closing Working Capital (for illustrative purposes only, if Closing Working Capital is -$2,000,000 (a negative number), there would be a net increase of $105,659.45 to Closing Aggregate Merger Consideration, and if Closing Working Capital is -$3,000,000 (a negative number), there would be a net decrease of $894,340.55 to Closing Aggregate Merger Consideration).

“Closing Cash” has the meaning specified in Section 1.05(a).

“Closing Certificate” has the meaning specified in Section 1.05(a).

“Closing Date” has the meaning specified in Section 2.01.

“Closing Indebtedness” has the meaning specified in Section 1.05(a).

“Closing Parent Share Consideration” means the aggregate number of newly issuable Parent Ordinary Shares issuable upon the Closing (rounded to the nearest whole share) equal to the quotient obtained by dividing (a) the Closing Aggregate Merger Consideration (as adjusted pursuant to Section 1.05) by (b) $10.15.

“Closing Tax Benefits” means the value of any deferred Tax asset or any other Tax asset deduction, refund or credit, attributable to the payment of the Company Transaction Expenses and the Payoff Amount.

“Closing Working Capital” has the meaning specified in Section 1.05(a).

“Code” means the Internal Revenue Code of 1986, as amended or now in effect or as hereafter amended, including, but not limited to, any successor or substitute federal Tax codes or legislation.

“Company CEO” means the chief executive officer of the Company.

“Company Common Stock” means the common stock of the Company, par value $0.0001 per share.

“Company Disclosure Letter” has the meaning specified in Article III.

“Company Employee Benefit Plan” means each “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA) and all other stock purchase, stock option, restricted stock, severance, retention, employment, individual consulting, change-of-control, bonus, incentive, deferred compensation, employee loan, welfare, medical, health, disability, fringe benefit and other benefit plan, agreement, program or policy (i) that is sponsored, maintained, contributed to, or required to be contributed to, by any of the Group Companies for the benefit of any officer, employee, consultant or director of the Group Companies or (ii) with respect to which any of the Group Companies has any liability (including contingent liability through any ERISA Affiliate).

“Company Expense Reimbursement” has the meaning specified in Section 1.05(a).

“Company Financial Statements” has the meaning specified in Section 3.05(a).

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“Company Fundamental Representations” means the representations and warranties of the Company set forth in Section 3.01(a), 3.02, 3.03(a), 3.04(a) and 3.19.

“Company Governing Documents” has the meaning specified in Section 7.01(a).

“Company Indemnitees” has the meaning specified in Section 9.01.

“Company Options” means options or other rights to purchase shares of Company Stock issued by the Company.

“Company Preferred Stock” has the meaning specified in Section 3.04(a).

“Company Representation Letter” has the meaning specified in Section 5.12.

“Company Series A Preferred Stock” has the meaning specified in Section 3.04(a).

“Company Series B Preferred Stock” has the meaning specified in Section 3.04(a).

“Company Stock” means the Company Common Stock and Company Preferred Stock.

“Company Stock Incentive Plan” means the Xynomic Pharmaceuticals, Inc. 2018 Stock Incentive Plan substantially in the form of Exhibit J.

“Company Stockholder” means a record holder of Company Stock that is outstanding immediately prior to the Effective Time.

“Company Tax Opinion” has the meaning specified in Section 8.02(i).

“Company Transaction Expense” means any fee, expense or cost which the Company is obligated to pay in connection with the consummation of the Merger, this Agreement, the other Transaction Documents and the performance and compliance with all agreements and conditions contained herein or therein to be performed or complied with, including the fees, expenses and disbursements of its counsel and accountants, due diligence expenses, advisory and consulting fees, underwriting and other third-party fees, in each case, to the extent not paid prior to the Reference Time.

“Confidential Information” means any information that one party discloses, directly or indirectly, to the other party, whether embodied in tangible form or disclosed visually or orally and whether or not designated as “confidential” or “proprietary” or by some similar designation, relating to the prior, current or prospective business of the disclosing party, including, without limitation, business models, business opportunities, business plans, financial information, market research, marketing plans, pricing and cost data, customers, suppliers, employees, contractors, ideas, improvements, products and product plans, technologies, research activities and results, information regarding genetic or other biological materials, gene sequences, cell lines, viruses, plasmids, vectors, compounds, protocols, assays and clinical trials, and any other information that should be reasonably understood by the receiving party to be the confidential or proprietary information of the disclosing party. Confidential Information shall not include information (i) that has entered the public domain through no fault of the receiving party, (ii) rightfully known by the receiving party without obligation of confidentiality to any third party prior to receipt of same from the disclosing party, (iii) independently developed by the receiving party without using any Confidential Information of the disclosing party, and (iv) generally made available by the disclosing party without obligation of confidentiality.

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“Confirmed Accredited Investor” means a Company Stockholder (a) that has duly completed and delivered to Parent an Investor Questionnaire confirming its status as an Accredited Investor and (b) as to which no information has come to the attention of Parent that would reasonably cause Parent to believe that such Company Stockholder is not an Accredited Investor immediately prior to the date of payment of the Per Share Closing Merger Consideration.

“Contemplated Acquisition” means an acquisition of a Person or such Person’s business or its assets by a Group Company, including by means of a purchase, merger or similar business combination.

“date hereof” has the meaning set forth in specified in the preamble.

“DGCL” has the meaning specified in the recitals.

“Disclosure Schedules” has the meaning specified in Section 12.02.

“Dispute Notice” has the meaning specified in Section 1.05(c).

“Disputed Items” has the meaning specified in Section 1.05(c).

“Dissenting Share” has the meaning specified in Section 1.06.

“Dissenting Stockholder” has the meaning specified in Section 1.06.

“Domesticated Parent” means Parent after giving effect to the Domestication.

“Domesticated Parent Charter” has the meaning specified in the recitals.

“Domestication” has the meaning specified in the recitals.

“Earnout Escrow Account” has the meaning specified in Section 1.10(c).

“Earnout Escrow Shares” has the meaning specified in Section 1.10(c).

“Earnout Parent Share Consideration” means the aggregate number of newly issued Parent Ordinary Shares (rounded to the nearest whole share) equal to the quotient obtained by dividing (i) $100,000,000 by (ii) $10.15, deliverable in accordance with Annex I attached hereto and Section 1.02(b).

“Effective Time” has the meaning specified in Section 1.01(b).

“Encumbrance” means any lease, pledge, option, easement, deed of trust, right of way, encroachment, conditional sales agreement, security interest, mortgage, adverse claim, encumbrance, covenant, condition, restriction of record, charge or restriction of any kind (except for restrictions on transfer under the Securities Act and applicable state securities laws), including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership, whether voluntarily incurred or arising by operation of Law, and includes any agreement to give any of the foregoing in the future.

“Environmental Claim” means any claim, action, cause of action, written notice or demand by any Person or investigation by any Governmental Entity alleging potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the presence, Release or threatened Release of, or any exposure to, any Hazardous Materials at any location, whether or not owned or operated by the Company, or (b) circumstances forming the basis of any violation or alleged violation of any Environmental Law.

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“Environmental Laws” means all applicable federal, state, local and foreign laws and regulations relating to pollution or protection of human health (to the extent relating to exposure to Hazardous Materials) or the environment, including laws relating to Releases or threatened Releases of Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, transport or handling of Hazardous Materials.

“Environmental Permits” has the meaning specified in Section 3.16(a).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(l) of ERISA that includes the Group Companies.

“Escrow Account” has the meaning specified in Section 1.10(a).

“Escrow Agent” has the meaning specified in Section 1.10(a).

“Escrow Agreement” has the meaning specified in Section 1.10(a).

“Escrow Shares” has the meaning specified in Section 1.10(a).

“Estimated Per Share Closing Merger Consideration” has the meaning specified in Section 1.05(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” means Continental Stock Transfer & Trust Company or another paying agent reasonably acceptable to Parent and the Stockholder Representative.

“Exchange Agent Agreement” has the meaning specified in Section 1.08(a).

“Excluded Shares” has the meaning specified in Section 1.02(c).

“Expiration Date” has the meaning specified in Section 1.10(b).

“Federal Securities Laws” has the meaning specified in Section 7.01(b).

“Final Closing Certificate” has the meaning specified in Section 1.05(b).

“Final Determination” has the meaning specified in Section 1.05(d).

“Fraud” means, with respect to a Group Company or Parent, an actual and intentional fraud with respect to the making of a material representation and warranty pursuant to Article III or Article IV (as applicable); provided, however, that such actual and intentional fraud of such party shall only be deemed to exist if any of the individuals set forth in the definition of “Knowledge” hereunder with respect to such Party had actual knowledge (as opposed to imputed or constructive knowledge) that the representations and warranties made by such party pursuant to, in the case of the Company, Article III, or, in the case of Parent, Article IV, in each case as qualified by the Disclosure Schedules, were actually breached when made, with the express intention that the other party rely thereon to its detriment.

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“Fully Diluted Shares” means the aggregate number of shares of Company Stock outstanding immediately prior to the Effective Time (including the Dissenting Shares but excluding the Excluded Shares).

“GAAP” means United States generally accepted accounting principles, consistently applied, as in effect as of the Reference Time.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a corporation are its certificate of incorporation and by-laws or memorandum and articles of association, the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership and the “Governing Documents” of a limited liability company are its operating agreement and certificate of formation.

“Governmental Entity” means any federal, national, state, foreign, provincial, local or other government or any governmental, regulatory, administrative or self-regulatory authority, agency, bureau, board, commission, court, judicial or arbitral body, department, political subdivision, tribunal or other instrumentality thereof.

“Group Company(ies)” means the Company and its Subsidiaries listed on Schedule 3.04 of the Company Disclosure Letter.

“Hazardous Materials” means any chemical, material, waste or substance regulated under applicable Environmental Law as a hazardous waste, hazardous material, hazardous substance, extremely hazardous waste, restricted hazardous waste, pollutant, contaminant, toxic substance or toxic waste.

“HSR Act” has the meaning specified in Section 3.12.

“HSR Clearance” means the filing of a Notification and Report Form with the United States Federal Trade Commission and the United States Department of Justice under the HSR Act and the expiration or termination of any applicable waiting period thereunder, if required.

“Incorporation Date” means August 24, 2016.

“Indebtedness” means, as of any time of determination, without duplication, (a) the unpaid principal amount of, and accrued and unpaid interest on, all indebtedness for borrowed money of the Group Companies, including liabilities of the Group Companies evidenced by bonds, debentures, notes or other similar instruments or debt securities, (b) all obligations of the Group Companies under leases required in accordance with the Accounting Principles to be capitalized on a balance sheet of the Group Companies, (c) any costs associated with termination of any of the Group Companies’ interest rate, hedge and currency swap arrangements and any other arrangement of the Group Companies designed to provide protection against fluctuations in interest or currency rates that is being terminated as of the Closing Date, and (d) any obligation of the Group Companies to any Person (other than another Group Company) for the deferred purchase price of property or services (other than trade payables incurred in the Ordinary Course of Business) or otherwise secured by a Lien (other than a Permitted Lien), including any promissory notes, contractual payment obligations, earn-outs, contingent payment obligations, non-compete or other restrictive covenant payments, including any such obligation arising from the acquisition of a business.

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“Intellectual Property” means all of the following owned or used by any Group Company: (a) patents and patent applications, including utility, utility model, and design patents, including all issued claims therein, whether published or unpublished, including provisional, national, regional and international applications as well as continuations, continuations-in-part, divisional, reissues, renewals and re-examination applications, (b) trademarks, service marks, trade names, trade dress, and logos, whether registered or unregistered, together with the goodwill of the business thereunder, (c) internet domain name registrations and applications for registration thereof together with all of the goodwill associated therewith, (d) copyrights (registered or unregistered) and registrations and applications for registration thereof, and copyrightable subject matter, including copyrights in software, (e) computer software and documentation thereof, (f) inventions (whether patentable or unpatentable and whether or not reduced to practice) and (g) Trade Secrets, including know-how and proprietary technology.

“Intended Tax Treatment” means the qualification of the Merger as a tax-free reorganization in accordance with Section 368(a) of the Code, with the effect that, for U.S. federal income tax purposes, the Company Stockholders who receive their respective portions of Closing Parent Share Consideration or Earnout Parent Share Consideration will not recognize gain or loss, except with respect to the portion of any Earnout Parent Share Consideration that is treated as imputed interest (if any).

“Investor Questionnaire(s)” means a questionnaire with respect to whether a Person is an Accredited Investor and/or a Regulation S Investor in the form previously provided to Parent.

“IPO” has the meaning specified in Section 7.07.

“Knowledge” means, with respect to the Company, the actual knowledge of Yinglin Mark Xu and Wentao Jason Wu, and with respect to Parent, the actual knowledge of James Jianyuan Tong, Peixin Xu, Fan Bu and Peng Jin.

“Latest Balance Sheet” has the meaning specified in Section 3.05(a)(i).

“Latest Balance Sheet Date” has the meaning specified in Section 3.05(a)(i).

“Latest Statement of Operations” has the meaning specified in Section 3.05(a)(i).

“Law(s)” means any law, rule, regulation, judgment, injunction, order, decree or other restriction of any Governmental Entity.

“Leased Real Property” has the meaning specified in Section 3.07(b).

“Legal Proceeding” means any judicial, administrative or arbitral actions, suits, hearings, inquiries, investigations or other proceedings (public or private) commenced, brought, conducted or heard before, or otherwise involving, any Governmental Entity or arbitrator.

“Legal Requirement” means, with respect to any Party, all applicable laws, statutes, rules, regulations, codes, ordinances, bylaws, variances, judgments, injunctions, orders, conditions and licenses of a Governmental Entity having jurisdiction over the assets or the properties of such Party or its Subsidiaries and the operations thereof.

“Letter of Transmittal” has the meaning specified in Section 1.08(b).

“Liabilities” means all indebtedness, obligations and other liabilities of a Person required under GAAP to be accrued on the financial statements of such Person.

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“Liens” means liens, security interests, charges or Encumbrances.

“Lock-Up Agreement” has the meaning specified in Section 1.08(d).

“Losses” means, collectively, any loss, liability, damages, cost, diminution in value, penalties, amount paid in settlement, Tax or expense (including expenses of investigation, court costs, reasonable legal fees and expenses); provided that Losses will not include (a) any exemplary, consequential, incidental, indirect, special, punitive or treble damages, except to the extent paid by a Party to a third party in connection with a Third Party Claim, (b) calculations of damages or losses using loss of future revenue, income or profits or diminution of value, (c) damages based on a multiple of value or (d) damages based on loss of business reputation or opportunity.

“Material Adverse Effect” means any change, effect, event, occurrence, state of facts, circumstance or development that, individually or in the aggregate, has had, or would be reasonably likely to have, a materially adverse effect on (a) the business, assets, properties or condition (financial or otherwise) of the Group Companies, taken as a whole, or (b) the ability of the Group Companies to consummate the transactions contemplated hereby; provided, however, that none of the following will be deemed, either alone or in combination, to constitute, and none of the following will be taken into account in determining whether there has been, or will be, a Material Adverse Effect: any adverse change, effect, event, occurrence, state of facts, circumstance or development attributable to: (i) operating, business, regulatory or other conditions in the industry in which the Group Companies operate; (ii) general economic conditions, including changes in the credit, debt or financial, capital markets, in each case anywhere in the world; (iii) conditions in the securities markets, capital markets, credit markets, currency markets or other financial markets in any country or region in the world and any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in any country or region in the world; (iv) any stoppage or shutdown of any Governmental Entity applicable to the Company (including any default by any such Governmental Entity or delays in payments by any such Governmental Entity or delays or failures to act by any such Governmental Entity); (v) the announcement or pendency or consummation of the transactions contemplated by this Agreement (including the identity of Parent or any of its Affiliates) or compliance with the terms of, taking any action permitted by, or refraining from taking any action prohibited by, this Agreement, including the impact thereof on relationships, contractual or otherwise, with, or actual or potential loss or impairment of, and any other negative development (or potential negative development) of any Group Company with, any clients, customers, suppliers, distributors, partners, financing sources, directors, officers or other employees and/or consultants and/or on revenue, profitability and cash flows; (vi) changes in GAAP or other accounting requirements or principles or any changes in applicable Laws or the interpretation thereof or other legal or regulatory conditions; (vii) actions required to be taken under applicable Laws or contracts; (viii) the failure of any Group Company to meet or achieve the results set forth in any budget, plan, projection or forecast (it being understood that the underlying causes of any such decline, change, decrease or failure may, if they are not otherwise excluded from the definition of Material Adverse Effect, be taken into account in determining whether a Material Adverse Effect has occurred); (ix) global, national or regional political, financial, economic or business conditions, including hostilities, acts of war, sabotage or terrorism or military actions or any escalation, worsening or diminution of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway; and (x) hurricanes, earthquakes, floods, tsunamis, tornadoes, mudslides, wild fires or other natural disasters and other force majeure events in the United States or any other country or region in the world; provided, however, that with respect to each of clauses (i) through (iv), (vi), (ix) and (x), any change, effect, event, occurrence, state of facts, circumstance or development referred to above shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such change, effect, event, occurrence, state of facts, circumstance or development has a disproportionate effect on the Group Companies compared to other participants in the industries in which such Group Companies primarily conduct their businesses.

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“Material Contract” has the meaning specified in Section 3.09(a).

“Material Permits” has the meaning specified in Section 3.15(b).

“Memorandum and Articles of Association” means the Parent’s Memorandum and Articles of Association, filed in the Territory of the British Virgin Islands on June 19, 2017, as amended.

“Merger” has the meaning specified in Section 1.01(a).

“Merger Consideration Shares” means the sum of the Closing Parent Share Consideration and the Earnout Parent Share Consideration.

“Merger Sub” has the meaning specified in the preamble.

“Monthly Financial Statements” has the meaning specified in Section 5.09.

“Nasdaq” means The NASDAQ Capital Market.

“Offer” has the meaning specified in the recitals.

“Offer Documents” has the meaning specified in Section 7.01(b).

“Offering Shares” has the meaning specified in Section 7.01(a).

“Open Source Software” means any software in source code, object code, software library or executable form that contains or is distributed as “free software” or “open source software” or is otherwise distributed under similar distribution models that (a) require licensing or distribution of the source code of the software to licensees, (b) prohibit or limit the receipt of consideration in connection with sublicensing or distributing such software or (c) require the licensing of such software to any other Person for the purpose of making derivative works.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Entity. For clarification, a Permit is not an Order.

“Ordinary Course of Business” means, with respect to any Person, actions that are consistent in all material respects with the past practices of such Person, taken in the ordinary course of the normal day-to-day operations of such Person.

“Organizational Documents” means the bylaws of the Company, as amended through the date hereof, and the Amended and Restated Certificate of Incorporation.

“Outside Date” has the meaning specified in Section 7.01(d).

“Parent” has the meaning specified in the preamble.

“Parent Acquisition Transaction” has the meaning specified in Section 7.08.

“Parent Board” means the board of directors of Parent.

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“Parent Certifications” has the meaning specified in Section 4.07(g).

“Parent Disclosure Letter” has the meaning specified in Article IV.

“Parent Employee Benefit Plan” means each “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA) and all other stock purchase, stock option, restricted stock, severance, retention, employment, individual consulting, change-of-control, bonus, incentive, deferred compensation, employee loan, welfare, medical, health, disability, fringe benefit and other benefit plan, agreement, program or policy (i) that is sponsored, maintained, contributed to, or required to be contributed to, by Parent or Merger Sub for the benefit of any officer, employee, consultant or director of Parent or Merger Sub or (ii) with respect to which any of Parent or Merger Sub has any liability (including contingent liability through any ERISA Affiliate).

“Parent Expense Reimbursement” has the meaning specified in Section 11.03(b).

“Parent Fundamental Representations” means the representations and warranties of Parent set forth in Sections 4.01, 4.02, 4.03(a) and 4.10.

“Parent Governing Documents” has the meaning specified in the recitals.

“Parent Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that, individually or in the aggregate, has had or would have a material adverse effect on (a) the business, assets, properties or condition (financial or otherwise) of Parent and Merger Sub, taken as a whole, or (b) the ability of Parent or Merger Sub to consummate the transactions contemplated hereby.

“Parent Ordinary Shares” means (i) prior to the effective time of the Domestication, ordinary shares of Parent, no par value, and (ii) from and after the effective time of the Domestication, shares of common stock of Parent, par value $0.0001 per share.

“Parent Proposals” has the meaning specified in Section 7.01(b).

“Parent Public Shares” means the Parent Ordinary Shares issued in the Parent’s initial public offering consummated on June 23, 2017, and any securities into which such Parent Ordinary Shares are converted or for which such Parent Ordinary Shares are exchanged.

“Parent Representation Letter” has the meaning specified in Section 6.07.

“Parent Representative” has the meaning specified in Section 1.05(b).

“Parent Required Vote” has the meaning specified in Section 4.28.

“Parent SEC Reports” has the meaning specified in Section 4.07(a).

“Parent Securityholder” or “Parent Securityholders” means the holder of Parent Ordinary Share or any other security (including any convertible security, such as warrants) issued by Parent.

“Parent Share Price” means, as of any date of determination, the volume weighted average closing trading price of a Parent Ordinary Share on Nasdaq for the ten (10) consecutive trading days ending on the trading day immediately prior to the applicable date of determination; provided, that in no event will the Parent Share Price be less than $5.00 or more than $30.00 except as a result of a stock split, dividend, distribution, reclassification, substitution, exchange or similar transaction of Parent Ordinary Shares or a combination, acquisition, merger, restructuring or similar transaction of Parent.

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“Parent Shareholder Approval” means the requisite affirmative vote of the shareholders of Parent, in each case obtained in accordance with the Parent Governing Documents, the BVI Companies Act, the rules and regulations of the SEC and Nasdaq and the Proxy Statement, in favor of all Parent Proposals.

“Parent Shareholders’ Meeting” has the meaning specified in Section 7.04(a).

“Parent Subject Balance Sheet” has the meaning specified in Section 4.07(c).

“Parent Transaction Expense” means any fee, expense or cost which Parent is obligated to pay in connection with the consummation of the Merger, this Agreement, the other Transaction Documents and the performance and compliance with all agreements and conditions contained herein or therein to be performed or complied with, including the fees, expenses and disbursements of its counsel and accountants, due diligence expenses, advisory and consulting fees, underwriting and other third-party fees.

“Parent Trust” means that certain trust account of Parent with Continental Stock Transfer & Trust Company, acting as trustee, established under the Parent Trust Agreement.

“Parent Trust Agreement” means that certain Investment Management Trust Agreement, dated as of June 19, 2017, by and between Parent and Continental Stock Transfer & Trust Company.

“Parent Trust Amount” has the meaning specified in Section 4.09.

“Parent’s Representatives” has the meaning specified in Section 5.02.

“Parent Warrant” means a warrant to purchase one (1) Parent Ordinary Share at an exercise price of $11.50.

“Party” or “Parties” has the meaning specified in the preamble.

“Payoff Amount” has the meaning specified in Section 5.06.

“Payoff Letter” has the meaning specified in Section 5.06.

“Pending Claims” has the meaning specified in Section 1.10(b).

“Per Share Closing Merger Consideration” means the number of Parent Ordinary Shares equal to the quotient obtained by dividing (a) the Closing Parent Share Consideration by (b) the Fully Diluted Shares.

“Per Share Earnout Merger Consideration” means the number of Parent Ordinary Shares equal to the quotient obtained by dividing (a) the Earnout Parent Share Consideration by (b) the Fully Diluted Shares.

“Per-Share Redemption Price” has the meaning specified in the Memorandum and Articles of Association or the Domesticated Parent Charter, as applicable.

“Permit” has the meaning specified in Section 3.15(b).

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“Permitted Liens” means (a) statutory liens for current Taxes or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings by the Group Companies and for which adequate reserves have been established; (b) mechanics’, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the Ordinary Course of Business for amounts that are not delinquent, unless being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established; (c) zoning, entitlement, building and other land use regulations or ordinances imposed by Governmental Entities having jurisdiction over the Leased Real Property that are not violated in any material respect by the use and operation as of the date hereof of the Leased Real Property; (d) covenants, conditions, restrictions, easements and other similar Liens of record that do not materially impair the occupancy or use of the Leased Real Property for the purposes for which it is used as of the date hereof in connection with the Group Companies’ and their Subsidiaries’ businesses; (e) liens arising under workers’ compensation, unemployment insurance, social security, retirement and similar legislation; (f) liens arising in connection with sales of foreign receivables; (g) liens on goods in transit incurred pursuant to documentary letters of credit; (h) purchase money liens; (i) title to any portion of the premises lying within the right of way or boundary of any public road or private road which, individually or in the aggregate, do not materially adversely affect the value or the continued use of the Leased Real Property as it is used as of the date hereof; (j) rights of parties in possession without options to purchase or rights of first refusal; (k) liens securing Indebtedness; (l) rights of lessors or landlords to the Leased Real Property; and (m) Liens set forth on Schedule 13.01 of the Company Disclosure Letter.

“Permitted Releases” has the meaning specified in Section 4.09.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Entity.

“Personnel” has the meaning specified in Section 3.10(e).

“Post-Closing Covenants” has the meaning specified in Section 14.04(a).

“Pre-Domestication Parent” means Parent before giving effect to the Domestication.

“Privileged Communications” has the meaning specified in Section 14.20.

“Pro Rata Share” means, with respect to any Company Stockholder, the quotient (expressed as a percentage) obtained by dividing (a) the number of shares of Company Stock held by such Company Stockholder on an as-converted basis immediately prior to the Effective Time by (b) the Fully Diluted Shares.

“Prospectus” means that certain final prospectus, dated as of June 16, 2017, of Parent.

“Proxy Statement” has the meaning specified in Section 7.01(a).

“Public Shareholders” has the meaning specified in Section 7.07.

“Real Property Leases” means all leases, subleases, licenses, and other contracts or agreements for the use or occupancy of the Leased Real Property, and any ancillary documents pertaining thereto, including, for example, amendments, modifications, supplements, exhibits, Schedules, addenda and restatements thereto and thereof.

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“Reference Time” means 11:59 p.m. local time on the day immediately preceding the day the Effective Time occurs.

“Registration Rights Agreement” has the meaning specified in Section 1.08(d).

“Regulation S Investor” means a Company Stockholder who (i) is not a U.S. person within the meaning of SEC Rule 902 of Regulation S, as presently in effect, and is not acquiring the Parent Ordinary Shares for the account or benefit of any U.S. person, (ii) agrees to resell the Parent Ordinary Shares only in accordance with the provisions of Regulation S, pursuant to registration under the Securities Act or pursuant to an available exemption from registration and agrees not to engage in hedging transactions with regard to such Parent Ordinary Shares unless in compliance with the Securities Act, (iii) agrees that any certificates for any Parent Ordinary Shares issued to such Company Stockholder shall contain a legend to the effect that transfer is prohibited except in accordance with the provisions of Regulation S, pursuant to registration under the Securities Act or pursuant to an available exemption from registration and agrees not to engage in hedging transactions with regard to such Parent Ordinary Shares unless in compliance with the Securities Act, and (iv) agrees that the Company is required to refuse to register any transfer of any Parent Ordinary Shares issued to such Company Stockholder not made in accordance with the provisions of Regulation S, pursuant to registration under the Securities Act or pursuant to an available exemption from registration.

“Regulatory Approvals” means any clearance, consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity.

“Related Claims” means all claims or causes of action (whether in contract or tort, in law or in equity, or granted by statute or otherwise) that may be based upon, arise out of or relate to this Agreement and any other document or instrument delivered pursuant to this Agreement, or the negotiation, execution, termination, validity, interpretation, construction, enforcement, performance or nonperformance of this Agreement or otherwise arising from the transactions contemplated hereby or the relationship among the Parties (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with, or as an inducement to enter into, this Agreement).

“Release” means any release, spill, emission, discharge, leak, pumping, injection, deposit, disposal, dispersal, leaching or migration into the environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any real property, including the movement of Hazardous Materials through or in the ambient air, soil, surface water, groundwater or real property.

“Released Party” has the meaning specified in Section 14.22.

“Representatives” means the officers, directors, managers, employees, attorneys, accountants, advisors, representatives, consultants and agents of a Person.

“Required Information” means (a) the GAAP audited consolidated Financial Statements of the Company for the fiscal years ended December 31, 2016 and 2017, (b) the GAAP unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows for Parent for (i) each subsequent calendar quarter ended 45 days prior to the Closing Date and (ii) each calendar month after the most recent calendar quarter for which financial statements were delivered and ended at least 35 days prior to the Closing Date, and (c) audited and unaudited financial statements and other financial information of businesses acquired or to be acquired by the Group Companies to the extent required to be included in the Proxy Statement under Regulation S-X of the SEC.

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“Restricted Stockholders” means Company Stockholders that, pursuant to the Right of First Refusal and Co-Sale Agreement, dated as of June 1, 2018, by and among the Company and the stockholders party thereto, have rights of first refusal with respect to any offer to purchase shares of the Company Stock held by the Key Holder (as defined therein).

“Return Amount” has the meaning specified in Section 1.05(e).

“Schedule” has the meaning specified in Section 12.02.

“Schedule TO” has the meaning specified in Section 7.01(c).

“SEC” means the U.S. Securities and Exchange Commission.

“Second Merger” has the meaning specified in Section 5.12.

“Second Merger Sub” has the meaning specified in Section 5.12.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller Group” has the meaning specified in Section 14.20.

“Series A Preferred Company Stock” has the meaning specified in Section 3.04(a).

“Series Angel Preferred Stock” has the meaning specified in Section 3.04(a).

“Series B Original Issue Date” has the meaning specified in the Amended and Restated Certificate of Incorporation.

“Series B Preferred Stock” has the meaning specified in Section 3.04(a).

“Sidley” has the meaning specified in Section 14.20.

“Sponsor” has the meaning specified in the recitals.

“Sponsor Voting Agreement” has the meaning specified in the recitals.

“Stockholder Representative” has the meaning specified in the preamble.

“Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or any partnership, limited liability company, association or other business entity of which a majority of the partnership, limited liability company or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, limited liability company, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, limited liability company, association or other business entity or is or controls the managing member or general partner or similar position of such partnership, limited liability company, association or other business entity.

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“Surviving Company” has the meaning specified in Section 1.01(a).

“Target Working Capital” means $-$2,105,659.45 (a negative number).

“Tax” or “Taxes” means (i) any federal, state, local or foreign net income, gross income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, real property gains, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, including under Section 59A of the Code, customs, duties, real property, special assessment, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing and (ii) any liability for the payment of amounts determined by reference to amounts described in clause (i) as a result of being or having been a member of any group of corporations that files, will file, or has filed Tax Returns on a combined, consolidated or unitary basis, as a result of any obligation under any agreement or arrangement (including any Tax sharing arrangement), as a result of being a transferee or successor, or by contract (other than a contract the principal subject matter of which is not Taxes).

“Tax Benefit” has the meaning specified in Section 10.02(h).

“Tax Returns” means any return, report, information return or other document (including Schedules or any related or supporting information) filed or required to be filed with any Governmental Entity or other authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws or administrative requirements relating to any Tax.

“Termination Fee” has the meaning specified in Section 11.03(b).

“Third Party Claim” has the meaning specified in Section 10.03(c).

“Trade Secrets” means confidential and proprietary information, trade secrets and know-how, including confidential processes, schematics, databases, formulae, drawings, prototypes, models, designs, know-how, concepts, methods, devices, technology, research and development results and records, inventions, compositions, reports, data, mailing lists, business plans, and customer lists, in each case, to the extent protectable under applicable Law as a trade secret.

“Transaction Documents” means, collectively, this Agreement and all of the certificates, instruments, agreements and other documents required to be delivered by any of the Parties at the Closing or otherwise necessary for the consummation of the transactions contemplated by this Agreement.

“Treasury Regulations” means the regulations issued by the U.S. Department of Treasury interpreting the Code, as amended.

“Unresolved Items” has the meaning specified in Section 1.05(d).

“Working Capital” means an amount, which may be a negative number, equal to the aggregate value of current assets of the Group Companies that are included in the line item categories of current assets specifically identified on Exhibit L minus the aggregate value of current liabilities of the Group Companies that are included in the line item categories of current assets specifically identified on Exhibit L, in each case, determined on a consolidated basis without duplication and calculated as of the Reference Time in accordance with the Accounting Principles; provided, however, that (a) the effects of the transactions contemplated hereby will be disregarded for purposes of calculating Working Capital and (b) “Working Capital” shall not include (i) any amounts reflected in (1) Indebtedness, (2) Cash or (3) Company Transaction Expenses or (ii) any Tax asset (including deferred income Tax assets and any net operating losses or any expected future benefit attributable to net operating losses) other than current Tax refunds and prepaid Taxes and (c) “Working Capital” shall include current Tax liabilities (other than deferred Tax liabilities).

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“Written Stockholder Consent” has the meaning specified in Section 5.07.

“XU” has the meaning specified in the preamble.

13.02 Other Definitional Provisions.

(a) Accounting Terms. Accounting terms that are not otherwise defined in this Agreement have the meanings given to them under GAAP. To the extent that the definition of an accounting term defined in this Agreement is inconsistent with the meaning of such term under GAAP, the definition set forth in this Agreement will control.

(b) Successor Laws. Any reference to any particular Code section or Law will be interpreted to include any revision of or successor to that section regardless of how it is numbered or classified.

Article XIV
MISCELLANEOUS

14.01 Press Releases and Public Announcements. No Party will issue any press release or make any similar public announcement relating to the subject matter of this Agreement without the prior written approval of the Company and Parent; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law (in which case the disclosing Party will use its commercially reasonable efforts to advise the other Parties in writing prior to making the disclosure).

14.02 Expenses. At the Closing, (a) the Company shall pay, or cause to be paid, the Company Transaction Expenses and (b) Parent shall pay, or cause to be paid, the Parent Transaction Expenses. If this Agreement is terminated in accordance with Article XI hereof, then the Company shall pay the Company Transaction Expenses and Parent shall pay the Parent Transaction Expenses.

14.03 Transfer Taxes. All transfer Taxes, recording fees and other similar Taxes that are imposed on any of the parties hereto by any Governmental Entity incurred in connection with the consummation of the transactions contemplated by this Agreement, shall be paid 50% by Parent as a Parent Transaction Expense and 50% by the Company as a Company Transaction Expense.

14.04 Survival.

(a) All representations and warranties of the Company contained in Article III shall survive the Closing through and until and including the Expiration Date; provided, however, that claims for Fraud against the Company shall survive until the expiration of the applicable statute of limitations; and provided, further, that if prior to the Expiration Date, Parent notifies the Stockholder Representative of a Pending Claim, then the relevant representations and warranties specified in such Pending Claim shall survive as to such Pending Claim until such Pending Claim has been finally resolved. All covenants, obligations and agreements of the Company, Parent and Merger Sub contained in this Agreement shall survive the Closing and terminate on the date that is six months after the Closing Date, except that those covenants and other agreements that by their nature are required to be performed after Closing (the “Post-Closing Covenants”) shall survive the Closing and terminate on the date that is six months after the last date on which such Post-Closing Covenant was required to be performed.

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(b) The representations and warranties of Parent and Merger Sub contained in this Agreement or in any certificate or instrument delivered by or on behalf of Parent and Merger Sub pursuant to this Agreement shall not survive the Closing, and from and after the Closing, Parent and Merger Sub, and their respective Representatives shall not have any further obligations, nor shall any claim be asserted or action be brought against Parent and Merger Sub, or their respective Representatives with respect thereto. The covenants and agreements made by Parent and the Merger Sub in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Closing, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms).

14.05 Notices. Unless otherwise provided herein, all notices, requests, demands, claims, consents, approvals and other communications hereunder will be in writing. Any notice, request, demand, claim, consent, approval or other communication hereunder will be deemed duly given (a) when delivered personally to the recipient, (b) one Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), (c) three Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and (d) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 5:00 p.m. local time at the recipient’s location, and otherwise on the next succeeding Business Day, in each case addressed to the intended recipient as set forth below:

Notices to Parent or Merger Sub:

Bison Capital Acquisition Corp.
609-610 21st Century Tower
No. 40 Liangmaqiao Road
Chaoyang District, Beijing 100016, China
Attention: James Jiayuan Tong
Email: jamestong@bisoncapital.cn

with a copy to (which will not constitute notice):

Hunter Taubman Fischer & Li LLC
1450 Broadway, 26th Floor
New York, NY 10018
Attention: Arila Zhou
Email: azhou@htflawyers.com

Notices to the Stockholder Representative:

Yinglin Mark Xu
Suite 4202, K. Wah Centre
1010 Middle Huaihai Road
Shanghai 200031, China
Email: mxu@xynomicpharma.com

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Notices to the Company:

Xynomic Pharmaceuticals, Inc.
Suite 4202, K. Wah Centre
1010 Middle Huaihai Road
Shanghai 200031, China
Attn: Yinglin Mark Xu
Email: mxu@xynomicpharma.com

with a copy to (prior to the Closing) (which will not constitute notice):

Sidley Austin LLP
787 Seventh Avenue

New York, NY 10019
Attn: Dr. Wenseng “Wendy” Pan
Email: wpan@sidley.com

Any Party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

14.06 Succession and Assignment. This Agreement will inure to the benefit of, and be binding upon, the successors and assigns of the Parties. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assignable by Parent, Merger Sub, the Company or the Stockholder Representative; provided, however, that Parent may (a) assign its rights, but not its obligations, under this Agreement to any Affiliate of Parent or to any future purchaser of Parent or the Surviving Company or its respective assets or (b) collaterally assign any or all of their rights and interests hereunder to one or more lenders of Parent or the Surviving Company.

14.07 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

14.08 References. The table of contents and the Section and other headings and subheadings contained in this Agreement and the exhibits hereto are solely for the purpose of reference, are not part of the agreement of the Parties, and will not in any way affect the meaning or interpretation of this Agreement or any Exhibit hereto. All references to days (excluding Business Days) or months will be deemed references to calendar days or months. All references to “$” will be deemed references to United States dollars. Unless the context otherwise requires, any reference to a “Section,” “Exhibit,” “Disclosure Schedule” or “Schedule” will be deemed to refer to a Section of this Agreement, an Exhibit to this Agreement or a Schedule to this Agreement, as applicable. The words “hereof,” “herein” and “hereunder” and words of similar import referring to this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “including” or any variation thereof means “including, without limitation” and will not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it. Any reference to any federal, state, local or foreign statute or law will be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. All terms defined in this Agreement will have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.

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14.09 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

14.10 Amendment and Waiver. Any provision of this Agreement or the Disclosure Schedules hereto may be amended or waived only in a writing signed (a) in the case of any amendment, by the Company (or the Surviving Company following the Closing), Parent and the Stockholder Representative and (b) in the case of a waiver, by the Party or Parties waiving rights hereunder; provided, however, that after the receipt of the Written Stockholder Consent, no amendment to this Agreement will be made that by Law requires further approval by the Company Stockholder without such further approval by such stockholders. No waiver of any provision hereunder or any breach or default thereof will extend to or affect in any way any other provision or prior or subsequent breach or default.

14.11 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties, and supersedes any prior understandings, agreements or representations by or among the Parties, written or oral, in each case, to the extent they relate to the subject matter hereof. The exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof as if set forth in full herein.

14.12 Third-Party Beneficiaries. Certain provisions of this Agreement are intended for the benefit of the Company Stockholders and will be enforceable by the Stockholder Representative on behalf of the Company Stockholders; provided that, except as set forth below, no Company Stockholder will have the right to directly take any action or enforce any provision of this Agreement, it being understood and agreed that all such actions will be taken solely by the Stockholder Representative on behalf of the Company Stockholders as provided in Section 12.01. Prior to the Effective Time, each Company Stockholder shall be a third-party beneficiary of this Agreement for purposes of pursuing claims for damage (including damages based on the loss of the economic benefits of the Merger, including the loss of premium offered to such holder) under this Agreement in the event of a failure by Parent or Merger Sub to effect the transactions contemplated hereby or a material breach by Parent or Merger Sub; provided, however, that the rights granted pursuant to this sentence shall be enforceable only by the Company in its sole and absolute discretion, on behalf of the Company Stockholders, and any amounts received by the Company in connection therewith may be retained by the Company. In addition, (a) the Stockholder Representative will have the right, but not the obligation, to enforce any rights of the Company or the Company Stockholders under this Agreement, (b) the Company Stockholders will have the right to enforce their rights under Section 14.20, (c) each Company Indemnitee will have the right to enforce his or her respective rights under Article IX, (d) each Indemnified Party will have the right to enforce their respective rights under Section 10.01, (e)  Sidley will have the right to enforce its rights under Section 14.20 and (f) HTFL will have the right to enforce its rights under Section 14.21. Except as otherwise expressly provided herein, nothing expressed or referred to in this Agreement will be construed to give any Person other than the Parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement.

14.13 WAIVER OF TRIAL BY JURY. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION WILL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

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14.14 Parent Deliveries. The Parent agrees and acknowledges that all documents or other items delivered or made available to Parent or Parent’s Representatives will be deemed to be delivered or made available, as the case may be, to Parent for all purposes hereunder.

14.15 Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which will be deemed an original, but all of which will constitute one agreement. Execution and delivery of this Agreement by exchange of electronically transmitted counterparts bearing the signature of a Party will be equally as effective as delivery of a manually executed counterpart of such Party.

14.16 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without regard to principles of conflicts of law that would result in the application of the substantive law of another jurisdiction.

14.17 Submission to Jurisdiction; Consent to Service of Process.

(a) Except as specifically provided in Section 1.05(d) (which shall govern any dispute thereunder), each Party hereby irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware, or, if no federal court in the State of Delaware accepts jurisdiction, any state court within the State of Delaware) over all Related Claims, and each Party hereby irrevocably agrees that all Related Claims may be heard and determined in such courts. Each Party hereby irrevocably and unconditionally waives, to the fullest extent permitted by applicable Law, any objection which it may now or hereafter have to the laying of venue of any such Related Claim brought in any such court or any defense of inconvenient forum for the maintenance of such dispute. Each Party agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(b) Each Party hereby consents to process being served by any other Party in any Related Claim by the delivery of a copy thereof in accordance with the provisions of Section 14.05 (other than by email) along with a notification that service of process is being served in conformance with this Section 14.17(b). Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.

14.18 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with, and not exclusive of, any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

14.19 Specific Performance.

(a) Each Party agrees that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, in addition to any other remedies available under this Agreement, the Parties agree that, prior to the termination of this Agreement, each Party will be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent the other Party’s breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (including the Company’s or Parent’s obligation to consummate the transactions contemplated by this Agreement if required to do so hereunder). Each Party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement, and hereby waives (i) any defenses in any Legal Proceeding for an injunction, specific performance or other equitable relief, including the defense that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity and (ii) any requirement under Law to post a bond, undertaking or other security as a prerequisite to obtaining equitable relief.

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(b) In no event will the exercise of the Company’s right to specific performance or other equitable relief pursuant to this Section 14.19 reduce, restrict or otherwise limit the Company’s right to terminate this Agreement pursuant to Sections 11.01 and 11.02.

(c) To the extent any Party brings any Legal Proceeding to enforce specifically the performance of the terms and provisions of this Agreement prior to the Closing, the Outside Date will automatically be extended to (i) the 20th (twentieth) Business Day after such Legal Proceeding is no longer pending or (ii) such other date established by the court presiding over such Legal Proceeding.

14.20 Legal Representation by Sidley. Each Party acknowledges and agrees, on its own behalf and on behalf of its directors, members, partners, officers, employees and Affiliates, that at and prior to the Closing, Sidley Austin LLP (“Sidley”) may act as counsel for the Company, the Company Stockholders, the Stockholder Representative and their respective Affiliates (collectively, the “Seller Group”) in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and agrees that subsequent to the Closing, any member of the Seller Group, and any director, member, partner, officer, employee or Affiliate of the Seller Group, shall have the right to retain Sidley to represent its respective interests, including in any dispute relating in any manner to this Agreement or the transactions contemplated herein or hereby. Parent irrevocably waives, consents to and covenants not to assert (and agrees following Closing to cause the Surviving Company and its other Affiliates to waive, and not to assert) any objection, based on conflict of interest or otherwise, to any representation of any member of the Seller Group by Sidley, including in connection with any such dispute. Each of the Parties further agrees to take the steps necessary to ensure any privilege attaching as a result of Sidley’s service as counsel to the Company or any of its Subsidiaries in connection with this Agreement and the consummation of the transactions contemplated hereby will survive the Closing and will remain in effect, provided that such privilege from and after the Closing will belong solely to the Company Stockholders (and not to the Surviving Company or its Subsidiaries) and will be controlled solely by the Stockholder Representative on behalf of the Company Stockholders. As to any privileged attorney-client communications between Sidley and the Company or Sidley and any of the Company’s Affiliates prior to the Closing Date (collectively, the “Privileged Communications”), Parent, the Surviving Company, and each of its Subsidiaries together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no such party may have access to, use or rely on any of the Privileged Communications in connection with any action against or involving any of the Parties after the Closing. Notwithstanding anything to the contrary in this Section 14.20, in the event that, after the Closing, any dispute arises between Parent, the Surviving Company, or its Subsidiaries, or any of their respective Affiliates, Subsidiaries, successors or assigns, on the one hand, and a third party, on the other hand, the Surviving Company may assert the attorney-client privilege to prevent disclosure of any Privileged Communications to such third party; provided, however, that the Surviving Company may not waive such privilege without the prior written consent of the Stockholder Representative.

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14.21 Legal Representation by HTFL. Each Party acknowledges and agrees, on its own behalf and on behalf of its directors, members, partners, officers, employees and Affiliates, that at and prior to the Closing, Hunter Taubman Fischer & Li LLC (“HTFL”) may act as counsel for Parent, Sponsor, Merger Sub, the Parent Representative and their respective Affiliates (collectively, the “Buyer Group”) in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and agrees that subsequent to the Closing, any member of the Buyer Group, and any director, member, partner, officer, employee or Affiliate of the Buyer Group, shall have the right to retain HTFL to represent its respective interests, including in any dispute relating in any manner to this Agreement or the transactions contemplated herein or hereby. Parent irrevocably waives, consents to and covenants not to assert (and agrees following Closing to cause the Surviving Company and its other Affiliates to waive, and not to assert) any objection, based on conflict of interest or otherwise, to any representation of any member of the Buyer Group by HTFL, including in connection with any such dispute.

14.22 No Recourse. Except in the case of Fraud, all actions, claims, obligations, liabilities or causes of actions (whether in contract or in tort, in law or in equity, or granted by statute whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to: (a) this Agreement, (b) the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), (c) any breach of this Agreement and (d) any failure of the Merger to be consummated, may be made only against (and, without prejudice to the rights of any express third party beneficiary to whom rights under this Agreement inure pursuant to Section 14.12), are those solely of the Persons that are expressly identified as parties to this Agreement and not against any Released Party. Except in the case of Fraud, no other Person, including any director, officer, employee, incorporator, member, partner, manager, stockholder, optionholder, Affiliate, agent, attorney or representative of, or any financial advisor or lender to, any party to this Agreement, or any director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney or Representative of, or any financial advisor or lender (each of the foregoing, a “Released Party”) to any of the foregoing shall have any liabilities (whether in contract or in tort, in law or in equity, or granted by statute whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d) and each Party, on behalf of itself and its Affiliates, hereby irrevocably releases and forever discharges each of the Released Parties from any such liability or obligation.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties have executed this Agreement and Plan of Merger on the day and year first above written.

Parent:	BISON CAPITAL ACQUISITION CORP.

	By:	/s/ James Jiayuan Tong
	Name:	James Jiayuan Tong
	Title:	Chief Executive Officer and Chief Financial Officer

Merger Sub:	BISON CAPITAL MERGER SUB INC.

	By:	/s/ James Jiayuan Tong
	Name:	James Jiayuan Tong
	Title:	Chief Executive Officer

the Company:	XYNOMIC PHARMACEUTICALS, INC.

	By:	/s/ Yinglin Mark Xu
	Name:	Yinglin Mark Xu
	Title:	Chairman, Chief Executive Officer and President

Stockholder Representative:	YINGLIN MARK XU,

/s/ Yinglin Mark Xu
solely in his capacity as the Stockholder Representative

[Agreement and Plan of Merger]

Annex I

Earnout Merger Consideration

This Annex I sets forth the criteria for the release from the Earnout Escrow Account of the Per Share Earnout Merger Consideration. Terms used but not defined in this Annex I have the meanings ascribed to such terms in the other parts of this Agreement to which this Annex I is a part.

If the Company (and/or, after the Closing, Parent) obtains a worldwide exclusive license to the Phase II-ready oncology drug candidate identified on Annex I to the Company Disclosure Letter with certain terms as set forth on Annex I to the Company Disclosure Letter on or prior to six months after the date of the Agreement, as evidenced by the executed definitive agreement, the Per Share Earnout Merger Consideration shall be released from the Earnout Escrow Account and delivered to the Company Stockholders pursuant to Sections 1.02(b), 1.08(c) and 1.10(c) of the Agreement.

The right to receive the Per Share Earnout Merger Consideration pursuant to Section 1.02(b) of the Agreement shall not be assignable or transferable by any Company Stockholder, except, in the case of a Company Stockholder who is an individual, to such Company Stockholder’s immediate family members, for estate planning purposes, or upon his or her death, pursuant to his or her will, trust or similar instrument or pursuant to the laws of descent and distribution; provided, in each case, that Parent is provided with written notice prior to any such assignment or transfer. Any assignment or transfer in violation of this paragraph shall be null and void and need not be recognized by Parent.